                                                                    EXHIBIT 99.1

                       PRELIMINARY INFORMATION STATEMENT

[Equifax logo]
                                  EQUIFAX INC.
                          1550 Peachtree Street, N.W.
                             Atlanta, Georgia 30309

                                         , 2001

Dear Fellow Shareholder:

  I am pleased to report that the previously announced spin-off of our payment
services businesses will become effective on                 , 2001. Equifax
PS, Inc., a recently formed Georgia corporation that will own all of our payment services businesses, will commence operation on that day as an independent public company. Shares of Equifax PS common stock will be listed on
the New York Stock Exchange under the symbol "      ."

  Holders of record of Equifax common stock as of the close of business on
              , 2001, which will be the record date, will receive one share of
Equifax PS common stock for every        shares of Equifax common stock held.
No action is required on your part to receive your Equifax PS shares. You will not be required either to pay anything for the new shares or to surrender any shares of Equifax common stock.

  No fractional shares of Equifax PS common stock will be issued. If you otherwise would be entitled to a fractional share, you will receive a check for the cash value of that share, which may be taxable to you. The distribution will otherwise be tax-free to Equifax and to you to the extent you receive Equifax PS common stock. In due course, we will provide you with information to enable you to compute your tax bases in both Equifax and Equifax PS common stock.

  The enclosed information statement explains the distribution of shares of Equifax PS common stock in detail and contains important information about Equifax PS, including financial statements. We urge you to read it carefully.

                                             Very truly yours,

                                             Thomas F. Chapman
                                             Chairman and Chief Executive
                                          Officer

[Equifax PS Logo]
                                EQUIFAX PS, INC.

                            Atlanta, Georgia

                                        , 2001

Dear Equifax Shareholder:

   We are very pleased that you will soon be a shareholder of Equifax PS, Inc.

  We provide credit and debit card processing and check risk management services to financial institutions and merchants throughout the world. We believe that the separation of our businesses from the businesses of our corporate parent, Equifax Inc., will enhance our ability to increase penetration of the markets we currently serve, attract new customers, expand our global operations and pursue new business opportunities. As an independent company, we can more effectively focus on our objectives and support the capital needs of our company, bringing value to you as a shareholder.

  The Equifax PS shares you are receiving have been approved for listing on the New York Stock Exchange, subject to official notice of issuance, under the
symbol "    ."

  This is a very exciting time and we are enthusiastic about our future as a new, independent public company. We look forward to your support and participation in our success.

  Congratulations on becoming one of our "founding" shareholders!

                                          Very truly yours,

                                          Lee A. Kennedy
                                          President and Chief Executive
                                          Officer

          PRELIMINARY AND SUBJECT TO COMPLETION, DATED MARCH    , 2001

                             INFORMATION STATEMENT

                                EQUIFAX PS, INC.

         Distribution of Approximately          Shares of Common Stock

   This information statement is being furnished in connection with the distribution by Equifax Inc. to holders of its common stock of all the outstanding shares of common stock of Equifax PS, Inc. Equifax has transferred or will transfer to us its payment services businesses described in this information statement.

   Shares of our common stock will be distributed to holders of Equifax common
stock of record as of the close of business on         , 2001, which will be
the record date. Each Equifax shareholder will receive one share of our common
stock for every          shares of Equifax held on the record date. The
distribution will be effective at 11:59 p.m. on           , 2001. Shareholders
will receive cash in lieu of fractional shares, which may be taxable.

   No shareholder approval of the distribution is required or sought. Please do not send us a proxy. You will not be required to pay for the shares of our common stock that you receive in the distribution, or surrender or exchange shares of Equifax common stock in order to receive our common stock, or take any other action in connection with the distribution. Each share of our common stock distributed will be accompanied by one common stock purchase right. There is no current trading market for our common stock. We will apply to list our
common stock on the New York Stock Exchange under the symbol "          ."

   As you review this information statement, you should carefully consider the matters described under the caption "Risk Factors" beginning on page 15.

                               ----------------

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

                               ----------------

   This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

                               ----------------

   Shareholders of Equifax with inquires related to the distribution should contact Equifax's transfer agent, SunTrust Bank, Stock Transfer Department, P.O. Box 4625, Atlanta, Georgia 30302, or by telephone at (800) 568-3476, or Equifax's Investor Relations Department at Equifax, P.O. Box 4081, Atlanta, Georgia 30302 or by telephone at (404) 885-8304.

         The date of this information statement is             , 2001.

                             INFORMATION STATEMENT

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Summary..................................................................   1
The Distribution.........................................................  10
Risk Factors.............................................................  15
Forward-Looking Statements...............................................  21
Dividend Policy..........................................................  22
Capitalization...........................................................  23
Selected Financial Data..................................................  24
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  25
Business.................................................................  31
Relationship Between Equifax and Our Company After the Distribution......  41
Management...............................................................  49
Ownership of Our Common Stock............................................  60
Description of Capital Stock.............................................  61
Indemnification of Directors and Officers................................  69
Independent Public Accountants...........................................  69
Where You Can Obtain Additional Information..............................  70
Index to Financial Statements............................................ F-1

                                    SUMMARY

   The following summary highlights selected information contained in this information statement relating to the distribution and the businesses to be contributed to us by Equifax on or prior to the distribution. Because this is a summary, it does not contain all the details concerning the distribution and our business, including information that may be important to you. We urge you to read the entire information statement carefully, especially the risks relating to the distribution, and our business and industry discussed under "Risk Factors" and our financial statements.

   We intend to change the name of our company prior to the distribution date. We describe in this information statement the businesses to be contributed to us by Equifax Inc. immediately prior to the distribution, described under "-- The Distribution," as if they were our businesses for all historical periods described. After the distribution, we will be an independent public company, and Equifax will have no continuing stock ownership in us. Accordingly, our historical financial results as part of Equifax contained in this information statement may not reflect our financial results in the future as an independent company or what our financial results would have been had we been a stand-alone company during the periods presented.

                                  OUR BUSINESS

Our History

   We provide credit and debit card processing and check risk management services to financial institutions and merchants throughout the world. Last year, we processed over 1.7 billion payment transactions, serviced over 27 million card accounts, and authorized over $28 billion of check transactions worldwide. Our business is comprised of two segments, Card Solutions and Check Solutions. Card Solutions provides credit and debit card processing services, and e-banking services. Check Solutions provides check risk management services.

   Equifax PS and its predecessors have been providing transaction processing solutions for nearly four decades. Our check solutions business, originally founded as Telecredit in 1961, pioneered the check risk management industry in the U.S. and Canada by establishing the first centralized electronic database of consumer check-writing histories from which real-time check authorization decisions were delivered to merchants at the point-of-sale. In 1974, Telecredit acquired its card solutions business, which at the time provided credit card processing services principally for Florida banks and merchants. During the ensuing years and prior to Equifax's acquisition of Telecredit in 1990, Telecredit expanded its card solutions business nationally by establishing contractual alliances with two premier associations representing independent financial institutions. These associations are the Independent Community Bankers Association, or ICBA, then known as the Independent Bankers Association of America, and Card Services for Credit Unions, or CSCU. Under each alliance, Telecredit became the association's exclusive partner for offering card processing services to that association's members. Since Equifax's acquisition of Telecredit in 1990, our core businesses have continued to develop through organic growth and strategic acquisitions.

   In 1992, Equifax expanded our international check solutions business into Europe, Australia, and New Zealand through a joint venture with Transax, Europe's largest check risk management company. In 1996, we acquired full ownership of the Transax business, giving our Check Solutions business the leading market share in Europe, and solidifying our position as one of the leading check risk management companies worldwide. In 1994, Equifax acquired First Bankcard Systems, an Atlanta-based company that had developed one of the world's most advanced credit card processing software systems. We have installed the FBS software in our U.S., U.K., and Brazil processing centers, allowing us to offer our customers the card program features and functions necessary for them to maintain competitive card programs.

   In 1998, Equifax expanded our operations into Latin America by acquiring a controlling interest in Unnisa, one of the larger card processing businesses in Brazil. We commenced our U.K. card processing operations in June 1999 through a partnership with Grupe Cofinaoga an Banque Nationale de Paris. In January 2000, we entered the Chilean market with Equifax's acquisition of Procard, the second largest credit card processor in Chile. In the second quarter of 2000, we signed a long-term contract with the National Australia Bank, one of the largest card issuing financial institutions in Australia, to process approximately 4.5 million card accounts issued in Australia, New Zealand, Ireland, and the U.K.

   This distribution, which Equifax's board of directors believes is in the best interests of Equifax and its shareholders, will provide Equifax and our company with greater managerial and operational flexibility to respond to changing market conditions in our differing business environments, as well as provide both companies with additional financial flexibility to pursue growth opportunities.

Card Solutions

   Our card issuer services enable banks, credit unions, retailers and others to issue VISA and MasterCard credit and debit cards, private label cards, and other electronic payment cards. The majority of our card issuer customers subscribe to our full service programs, where we provide essentially all of the operations and support necessary to support a card issuer's credit and debit card issuing program. However, our services are menu driven, and offer flexibility for customers that require less than full service, such as large banks that contract with us for transaction processing, but provide their own back office program support.

   Our merchant processing services enable retailers and other businesses to accept credit, debit, and other electronic payment cards from purchasers of their goods and services. We provide these services both directly to merchants that accept cards, and through contracts with financial institutions and others where our solutions enable them to service the card processing needs of their merchant customers.

   Our e-banking solutions enable banks to provide electronic banking services to their business and individual banking customers, allowing them to compete for and retain customers more effectively and to generate non-interest fee income.

   Card Solutions' target market in the U.S. consists of banks, credit unions, other card issuers, and retailers. Within these markets, we have established ourselves as the leader, based on market share, in providing comprehensive card processing services to credit unions and to independent community bank card issuers. We process for approximately 4,000 U.S. credit unions and approximately 2,200 independent community banks, principally through our strategic alliances with CSCU and ICBA.

   We believe the number and dollar volume of card transactions in the U.S. should continue to experience healthy growth, due to:

  .  the expanding acceptance of credit cards by non-traditional merchants;

  .  increasing credit card usage by cardholders; and

  . rapid growth in the use of debit cards as more financial institutions issue debit cards, convert ATM cards to debit cards, and migrate to on-line, real-time processing.

In addition, we anticipate the market for our e-banking services will grow substantially for the foreseeable future, as the number of consumers and businesses using Internet banking will grow substantially.

   Our revenue from international card processing operations has grown rapidly since we entered the international market in 1998, and now accounts for 23% of Card Solutions' revenue. The international card processing market has grown rapidly over the last several years. We believe that strong growth will continue well into the future, fueled by the rapid development of credit economies in Asian-Pacific and South American countries, international expansion of U.S. card issuers, and outsourcing trends among international financial institutions.

Check Solutions

   Our check risk management solutions, which utilize our proprietary check authorization systems and risk assessment decision platforms, enable retailers, hotels, automotive dealers, telecommunications companies, supermarkets, casinos, mail order houses and other businesses to minimize losses from dishonored checks, maximize check acceptance, and improve customer service. Our diverse and flexible portfolio of check risk management services, including check guarantee, check verification, bad check collections, and risk management consulting, allows us to tailor solutions to meet the specific needs of the customer.

   While the total volume of checks written at the point-of-sale in the U.S. remains substantial--over 29 billion checks in 1999--we believe the total volume of checks presented to retailers has begun to decline. However, demand for cost-effective, accurate, and innovative check risk management products is strong, due to escalating bad check write-offs from increased and more sophisticated check fraud, increased demand for efficient outside vendor check risk management solutions that minimize check losses and maximize sales through identification of good check writers, and the emergence of new market segments such as the grocery, gaming, and check-cashing industries, the government, and the Internet.

   We believe this ongoing strong demand creates significant growth opportunities for our check risk management business in the U.S., which has benefited from our development and launch of a series of enhanced risk modeling capabilities and check risk management products, and our increased focus on sales and marketing to regional and local retailers to supplement our traditional leadership in the national retailer market.

   We provide our check risk management solutions internationally in Canada, the U.K., Ireland, France, Australia, and New Zealand. In terms of aggregate market share, we are the leading provider of check risk management solutions in those combined geographies. While check-writing may have begun to decline as a total percentage of point-of-sale payments internationally, the low penetration of check risk management solutions in international markets creates a substantial growth opportunity for our Check Solutions' business, including in the U.K., France, and South America, where we already have a significant market presence.

Our Strategy

   Our strategic objective is to strengthen our position as a leading global provider of payment processing and check risk management solutions. We intend to concentrate on the following strategies to accomplish our objective.

  Card Solutions

  . Leverage our competitive strengths in the U.S., including our CSCU and ICBA alliances, our full service solutions, and our highly competitive prices, to further increase our share of revenue in the U.S. card and merchant processing markets, and in e-banking.

  . Grow our customer base and processing volumes substantially outside the U.S. by focusing our marketing efforts on leading card processing prospects, developing flexible solutions tailored to the diverse credit cultures abroad, and leveraging our competitive strengths, including our highly scalable and portable proprietary card processing systems that have already been customized for numerous country-specific environments.

  . Increase our revenues from new and existing products and services by aggressively marketing expanded debit card solutions, aggressively marketing our card marketing services to assist our customers in growing their customer bases, and developing and marketing new Internet service capabilities.

  Check Solutions

  . Increase our market share in our traditional markets by leveraging our competitive strengths. Those strengths include what we believe are the industry's most advanced check risk management algorithms and systems, our proven ability to introduce successful new check risk management products, our position as one of the world's leading transaction risk management services providers, and our company's existing operations and customer relationships in Europe, Latin America, and Asia-Pacific.

  . Continue our development and utilization of increasingly sophisticated risk modeling tools to differentiate our capabilities from the competition.

  . Enter new markets such as check cashing, gaming, grocery, government and Internet commerce by combining our current risk management and identity authentication solutions.

   Further, for both Card Solutions and Check Solutions, we intend to continue to aggressively pursue strategic alliances with, investments in, and acquisitions of, domestic and international companies that would enable us to increase our penetration in our current markets, enter new markets, expand our technology expertise to help us further enhance our processing, risk management and e-banking solutions, or to increase operating efficiencies.

                                THE DISTRIBUTION

   Please see "The Distribution" for a more detailed description of the matters described below.

Distributing Company........  Equifax Inc., a worldwide leader in enabling and securing global commerce through its information management, transaction processing, direct marketing, and customer relationship management businesses. Equifax currently operates two major lines of business commonly referred to as information services and payment services.

Distributed Company.........  Equifax PS, Inc., which will own the payment services businesses conducted by Equifax.
                              Please see "Management's Discussion and
                              Analysis of Financial Condition and Results of Operations" and "Business" for a description of these businesses.

Distribution Ratio..........  Each holder of Equifax common stock will receive a dividend of one share of our common stock, and the associated common stock
                              purchase right, for every     shares of
                              Equifax common stock held on the record date.

Securities to be
Distributed.................  Based on        shares of Equifax common
                              stock outstanding on             , 2001 and
                              assuming no exercise of outstanding options,
                              approximately        shares of our common
                              stock, together with the associated common stock purchase rights, will be distributed.
                              The shares of our common stock to be
                              distributed will constitute all of the
                              outstanding shares of our common stock
                              immediately after the distribution. Equifax shareholders will not be required to pay for the shares of our common stock to be received by them in the distribution, or to surrender or exchange shares of Equifax common stock in order to receive our common stock, or to take any other action in connection with the distribution.

Fractional Shares...........  Fractional shares of our common stock will not be distributed. Fractional shares held by owners of record will be aggregated and sold in the public market by the distribution agent. The aggregate net cash proceeds of these sales will be distributed ratably to those shareholders who would otherwise have received fractional interests. These proceeds may be taxable to those shareholders.

Distribution Agent,
 Transfer Agent, and
 Registrar for Shares.......  SunTrust Bank will be the distribution agent, transfer agent and registrar for the shares of our common stock.


Record Date.................  The record date is the close of business on
                                      , 2001.

Distribution Date...........  11:59 p.m. on          , 2001.

Federal Income Tax
 Consequences of the
 Distribution...............  Equifax has requested a ruling from the
                              Internal Revenue Service to the effect that the distribution will qualify as a tax-free transaction under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended.

Stock Exchange Listing......  There is not currently a public market for our common stock. We will apply for our
                              common stock to be listed on the New York
                              Stock Exchange under the symbol "    ." If
                              such application is approved, it is
                              anticipated that trading will commence on a when-issued basis prior to the distribution. When-issued trading refers to a transaction made conditionally because the security has been authorized but not yet issued. On the first trading day following the distribution date, when-issued trading in respect of our common stock will end and regular-way trading will begin. Regular-way trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full business day following the date of the transaction.

Credit Facility.............  We intend to obtain a commitment for an unsecured revolving line of credit. It will fund a cash payment to Equifax of an amount we currently estimate at $250 million to reflect our share of Equifax's pre-distribution debt. This line of credit will also be used to fund our working capital and acquisition needs after the distribution. This line of credit will have a variable interest rate based on market rates. The credit agreement will contain financial and non-financial covenants customary for financings of this nature. We expect that the facility will have a three-year to five-year term.

Relationship between
 Equifax and Us After the
 Distribution...............  Following the distribution, we will be an independent public company, and Equifax will have no continuing stock ownership interest in us. Prior to the distribution, we will enter into a distribution agreement and several ancillary agreements with Equifax for the purpose of accomplishing the contribution of Equifax's payment services businesses to us and the distribution of our common stock to Equifax's shareholders. These agreements also will govern our relationship with Equifax subsequent to the distribution and provide for the allocation of employee benefits, tax and some other liabilities and obligations attributable to periods prior to the distribution. These agreements also include arrangements with respect to intellectual property and various interim services. The distribution agreement will provide that we generally will indemnify Equifax against liabilities arising out of the payment services businesses being transferred to us and that Equifax generally will indemnify us against liabilities arising out of the businesses Equifax is retaining. Please see "Relationship Between Equifax and Our Company After the Distribution" for a more detailed description of these agreements.

Post-Distribution Dividend
Policy......................  We do not anticipate paying any dividends on our common stock in the foreseeable future.
                              The declaration and payment of dividends after the distribution, however, will be at the discretion of our board of directors.

Certain Anti-Takeover
Effects.....................  Certain provisions of our articles of incorporation and bylaws may have the effect of making more difficult the acquisition of control by a third-party of Equifax PS in a transaction not approved by our board of directors. Our rights agreement also would make such a transaction more difficult. Moreover, certain provisions of the tax sharing and indemnification agreement we will enter into with Equifax could discourage or delay potential acquisition proposals.

Risk Factors................  Shareholders should carefully consider the matters discussed under "Risk Factors."

Our Principal Executive
Offices.....................  1550 Peachtree Street, N.W.
                              Atlanta, Georgia 30309
                              (404) 885-8000

            SUMMARY HISTORICAL AND PRO FORMA COMBINED FINANCIAL DATA

   Our summary historical and pro forma combined financial data set forth below should be read in conjunction with the "Combined Financial Statements of the Equifax Payment Services division," including the notes to those statements, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the "Pro Forma Combined Financial Statements of the Equifax Payment Services division," including the notes to those statements, included elsewhere in this information statement.

   The historical income statement data for the years ended December 31, 2000, 1999, and 1998 and the historical balance sheet data as of December 31, 2000 and 1999 are derived from the combined financial statements included elsewhere in this information statement that have been audited by Arthur Andersen LLP, Equifax's independent public accountants. The historical income statement data for the years ended December 31, 1997 and 1996 and the historical balance sheet data as of December 31, 1998, 1997, and 1996 are derived from unaudited combined financial statements that have been prepared by management and are not included in this information statement. Operating expenses in the historical income statements reflect direct charges of the payment services business together with allocations of certain Equifax corporate expenses that have been charged to us based on usage or other methodologies appropriate for such expenses. In the opinion of management, these allocations have been made on a reasonable basis.

   The summary pro forma combined financial data reflects adjustments to our historical combined balance sheet as of December 31, 2000 as if the distribution to shareholders had occurred on December 31, 2000 and to our historical combined income statement for the year ended December 31, 2000 as if the distribution had occurred on January 1, 2000. The summary pro forma combined financial data we have included in this information statement reflects our historical financial position and results of operations, with adjustments made for the new line of credit that will be used to fund the estimated $250 million payment to Equifax in conjunction with the distribution.

   Neither the historical financial information nor the pro forma data presented below is necessarily indicative of what our results of operations or financial position would have been had we operated as an independent company during the periods presented, nor is it necessarily indicative of our future performance as an independent company.

                        Summary Combined Financial Data

                         Pro Forma                      Historical
                         ---------     ------------------------------------------------
                           2000          2000      1999      1998      1997      1996
                         ---------     --------  --------  --------  --------  --------
                             (dollars in thousands, except per share data)
Revenues................ $778,562      $778,562  $681,172  $566,120  $486,603  $384,511
Operating expenses......  631,403       631,403   553,687   462,829   407,462   320,286
                         --------      --------  --------  --------  --------  --------
Operating income........  147,159       147,159   127,485   103,291    79,141    64,225
Other income (expense),
 net....................  (16,742)(2)         8     1,410      (916)   (4,330)     (631)
                         --------      --------  --------  --------  --------  --------
Income before income
 taxes and minority
 interests..............  130,417       147,167   128,895   102,375    74,811    63,594
Provision for income
 taxes..................  (51,051)(3)   (57,609)  (54,272)  (40,505)  (29,240)  (24,476)
Minority interests in
 earnings, net of tax...   (1,096)       (1,096)        6      (780)      --       (240)
                         --------      --------  --------  --------  --------  --------
Net income.............. $ 78,270      $ 88,462  $ 74,629  $ 61,090  $ 45,571  $ 38,878
                         ========      ========  ========  ========  ========  ========
Basic earnings per
 share(1)............... $             $         $         $         $         $
Total assets............ $502,445      $502,445  $495,255  $492,704  $273,966  $229,655
Debt.................... $250,000 (4)  $    --   $    --   $    --   $    --   $    --
Total shareholder's
 equity................. $ 73,618 (4)  $323,618  $271,490  $348,793  $152,223  $137,996

--------
(1)   Using a distribution ratio of one share of Equifax PS common stock for
      every       shares of Equifax common stock held. Weighted average shares outstanding is computed by applying the distribution ratio to the historical Equifax weighted average shares outstanding for all periods presented. The actual ratio has not yet been determined.

(2) Includes adjustment to reflect a full year's interest expense on the estimated $250 million of debt to be used to fund the cash payment to Equifax in conjunction with the distribution. No Equifax corporate debt or related interest expense is included in the historical financial statements, as these amounts have not historically been allocated to the operating divisions by Equifax.

(3) Includes adjustment to reflect the income tax benefit resulting from the increased interest expense.

(4) Includes adjustment to reflect the capitalization of the Equifax equity investment and the estimated $250 million of debt to be used to fund the cash payment to Equifax in conjunction with the distribution.

                                THE DISTRIBUTION

General

   On October 2, 2000, the board of directors of Equifax announced a preliminary decision to spin-off Equifax's payment services businesses in a
tax-free distribution of shares to Equifax's shareholders. On         , 2001,
the board of directors of Equifax formally approved the distribution of all of the outstanding shares of our common stock and declared a dividend payable to each holder of record of Equifax's common stock at the close of business on
        , 2001, which will be the record date, of one share of our common stock
and an associated common stock purchase right for every         shares of
Equifax common stock held by such holder on the record date. Please see "Description of Capital Stock--Rights Agreement" for a description of the common stock purchase rights.

Manner of Effecting the Distribution

   The general terms and conditions relating to the distribution are set forth in the distribution agreement between us and Equifax. Under the distribution agreement, the distribution will be effective at 11:59 p.m. on the distribution
date,        , 2001. Prior to the distribution date, Equifax will deliver all outstanding shares of our common stock to the distribution agent for distribution.

   For most Equifax shareholders who own Equifax common stock in registered form on the record date, our distribution agent will automatically mail to those shareholders an Equifax PS common stock certificate. For shareholders who own Equifax PS common stock through a broker or other nominee, their receipt of Equifax PS common stock certificates will depend on the arrangements they have with the nominee holding their Equifax shares. As further discussed below, fractional shares will not be distributed. A delivery of a share of our common stock in connection with the distribution also will constitute the delivery of the common stock purchase right associated with such share. These rights are intended to have anti-takeover effects. The existence of the rights may deter a potential acquiror from making a takeover proposal or a tender offer. For a more detailed discussion of these rights, please see "Description of Capital Stock--Rights Agreement." Unless the context otherwise requires, reference in this information statement to our common stock will include the related common stock purchase rights.

   Equifax shareholders will not be required to pay for shares of our common stock received in the distribution, or to surrender or exchange shares of Equifax common stock in order to receive our common stock, or to take any other action in connection with the distribution. No vote of Equifax shareholders is required or sought in connection with the distribution, and Equifax shareholders have no dissenters' rights in connection with the distribution.

   Fractional shares of our common stock will not be issued to Equifax shareholders as part of the distribution. In lieu of receiving fractional shares, each holder of Equifax common stock who would otherwise be entitled to receive a fractional share of our common stock will receive cash for the fractional interest, which may be taxable to such holder. For an explanation of the tax consequences of the distribution, please see "The Distribution--Federal Income Tax Consequences of the Distribution." The distribution agent will, as soon as practicable after the distribution date, aggregate fractional shares into whole shares and sell them in the open market at the prevailing market prices and distribute the aggregate proceeds, net of brokerage fees, ratably to Equifax shareholders otherwise entitled to fractional interests. The amount of this payment will depend on the prices at which the aggregated fractional shares are sold by the distribution agent in the open market shortly after the distribution date. We will be responsible for any payment of brokerage fees. The amount of these brokerage fees is not expected to be material to us.

   In order to be entitled to receive shares of our common stock in the distribution, Equifax shareholders must be shareholders at the close of
business on the record date,          , 2001.

Reasons for the Distribution

   Equifax's board of directors believes that the distribution is in the best interests of Equifax and its shareholders and that the separation of our businesses from Equifax's other businesses will provide Equifax and our company with greater managerial and operational flexibility to respond to changing market conditions in our differing business environments, as well as provide both companies with additional financial flexibility to pursue growth opportunities. In deciding how to achieve Equifax's business purpose for separating our businesses from the other businesses conducted by Equifax, management determined that a spin-off of our business was the only transaction that would be nontaxable, practical and not unduly expensive. The tax considerations are more fully discussed under "--Federal Income Tax Consequences of the Distribution."

   The following discussion of the reasons for the distribution includes forward-looking statements that are based upon numerous assumptions with respect to the trading characteristics of our common stock, the ability of our management to succeed in taking advantage of growth opportunities and our ability to succeed as a stand-alone company. Many of these factors are discussed below under the captions "Risk Factors" and "Forward-Looking Statements."

   Management Considerations. At present, our businesses and the other businesses conducted by Equifax are operated as separate divisions under a single corporate parent entity. The distribution is expected to benefit each of the two divisions, allowing the management of each line of business to design and implement corporate policies and strategies that are based primarily on its business characteristics and most appropriate to each of the respective businesses. Furthermore, management believes that after the separation, there are opportunities to improve our profitability and our business performance as a stand-alone company.

   Enhanced Ability to Expand the Scope and Level of Services Provided to Customers and to Pursue New Business Opportunities. We also expect that the separation will improve each company's ability to expand the scope and level of services they provide to their respective customer bases, and to pursue new business opportunities. For instance, the largest customers of Equifax's information services group are large, national financial institutions, which compete with our Card Solutions segment's principal customer base in the U.S., namely the credit unions and independent community banks. Additionally, several significant customers of Equifax's information services business compete with our merchant transaction processing business. We believe that eliminating these existing inherent conflicts through the separation will enable us to offer more aggressively a wider array of services to the credit unions and community banks to enable them to compete more effectively in the payment card market, as well as allow us to compete more aggressively for merchant processing business.

   Enhanced Ability to Execute Growth Strategies. Each company will also be able to pursue growth strategies that fit the different prospects of each business. We expect that the ability of each company to pursue strategic alliances, acquisitions and other investment opportunities will be enhanced by the provision of differentiated access to the capital markets. Additionally, each line of business will be financially independent and able to concentrate its financial resources wholly on its own operations.

   Improved Ability to Hire, Retain and Motivate Key Personnel. The distribution will also permit each company to design incentive compensation programs that relate more directly to it own business characteristics and performance and will provide each company with a "pure-play" publicly traded equity for use in its incentive compensation programs.

   Investor Understanding; Public Relations. The distribution should facilitate a more focused evaluation of the unique investment opportunities of each company given the different market opportunities attributable to each business line. In addition, each company will be able to focus its public relations efforts on cultivating its own separate identity.

Interests of Persons in the Distribution

   Two of our directors, Mr. Thomas F. Chapman and Mr. Lee A. Kennedy, are members of the Equifax board of directors and voted to approve the distribution. Mr. Chapman, the current Chairman of the board of directors and Chief Executive Officer of Equifax, will serve on our board of directors, and as Chairman of our board, for a transitional period of one year after the distribution. For his service as Chairman of our board of directors, Mr. Chapman will receive an annual retainer of $250,000 payable in cash, shares of our common stock, or a combination of both. He will also receive an additional annual fee of $16,000 for his services as chairman of our executive committee, $1,000 for attendance at each meeting of the board or a board committee, and an option to purchase 2,000 shares of our common stock upon the effective date of our 2001 Non-Employee Director Stock Option Plan. Mr. Chapman will remain Chairman of the Equifax board of directors at the time of the distribution. Mr. Kennedy, our President and Chief Executive Officer, will resign from the Equifax board of directors at the time of the distribution. Please see "Management--Executive Compensation."

Results of the Distribution

   After the distribution, we will be an independent public company owning and operating what has previously been Equifax's payment services businesses. Immediately after the distribution, we expect to have approximately
holders of record of shares and approximately          shares outstanding,
based on the number of record shareholders and outstanding shares of Equifax
common stock on              , 2001 and assuming no exercise of outstanding
options, and after giving effect to the delivery to shareholders of cash in lieu of fractional shares of our common stock. The actual total number of our shares of common stock to be distributed will depend on the number of shares of Equifax common stock outstanding on the record date.

   For information regarding options to purchase our common stock that will be outstanding after the distribution, see "Relationship Between Equifax and Our Company After the Distribution--Employee Benefits Agreement" and "Management." Prior to the distribution, we will enter into several agreements with Equifax in connection with, among other things, intellectual property and various services. For a more detailed description of these agreements, please see "Relationship Between Equifax and Our Company After the Distribution."

   The distribution will not affect the number of outstanding shares of Equifax common stock or any rights of Equifax shareholders in their Equifax shares.

Federal Income Tax Consequences of the Distribution

   Equifax has applied for a ruling from the Internal Revenue Service, or the IRS, to the effect that the contributions constitute a reorganization pursuant to Section 368(a)(1)(D) of the Internal Revenue Code, or the Code, and that the distribution will qualify as a tax-free distribution for federal income tax purposes under Section 355 of the Code. The ruling will provide that for U.S. Federal income tax purposes:

  .  Equifax will not recognize any gain or loss upon the distribution;

  . no gain or loss will be recognized by, or be includible in the income of, a shareholder of Equifax common stock solely as the result of the receipt of our common stock in the distribution, except, as described below, in connection with cash received in lieu of fractional shares of our common stock;

  . the basis of the Equifax common stock and our common stock in the hands of Equifax's shareholders immediately after the distribution will be the same as the basis of the Equifax common stock immediately before the distribution, allocated between the common stock of Equifax and our common stock in proportion to their relative fair market values on the date of the distribution;

  . the holding period of our common stock received by Equifax shareholders will include the holding period of their Equifax common stock, provided that such Equifax common stock is held as a capital asset on the date of the distribution; and

  . shareholders of Equifax who receive cash from the distribution agent in respect of fractional shares will recognize gain or loss on the sale of the fractional share interest equal to the difference between the cash received and the holder's basis in such fractional share interest. Such gain or loss will be capital gain or loss to such holder, provided the fractional share interest is a capital asset in the hands of such holder.

   The distribution is contingent on the receipt of the ruling before the effective date of the distribution. Although the ruling relating to the qualification of the distribution as a tax-free transaction is generally binding on the IRS, the continuing validity of the ruling is subject to factual representations and assumptions. Neither Equifax nor we are aware of any facts or circumstances that would cause such representations and assumptions to be untrue.

   If the distribution were not to qualify as a tax-free transaction, Equifax would recognize taxable gain equal to the excess of the fair market value of our common stock distributed to Equifax shareholders over Equifax's tax basis in our common stock. In addition, each shareholder who receives our common stock in the distribution would generally be treated as receiving a taxable distribution in an amount equal to the fair market value of our common stock received.

   Even if the distribution otherwise qualifies for tax-free treatment under Sections 355 and 368(a)(1)(D) of the Code, it may be disqualified as tax-free to Equifax under Section 355(e) of the Code if 50% or more of the stock of Equifax or us is acquired as part of a plan or series of related transactions that include the distribution. For this purpose, any acquisitions of our stock or Equifax's stock within two years before or after the distribution are presumed to be part of such a plan, although Equifax or we may be able to rebut that presumption. If such an acquisition of our stock or Equifax's stock triggers the application of Section 355(e), Equifax would recognize taxable gain as described above but the distribution would generally be tax-free to each Equifax shareholder. Under the tax sharing and indemnification agreement between Equifax and us, we would be required to indemnify Equifax against that taxable gain if it were triggered by an acquisition of our stock. Please see "Relationship Between Equifax and Our Company After the Distribution--Tax Sharing and Indemnification Agreement" for a more detailed discussion of the tax sharing and indemnification agreement between Equifax and us.

   U.S. Treasury regulations require each Equifax shareholder that receives shares of our stock in the distribution to attach to the shareholder's U.S. Federal income tax return for the year in which such stock is received a detailed statement setting forth such data as may be appropriate to show the applicability of Section 355 of the Code to the distribution. Within a reasonable period of time after the distribution, Equifax will provide its shareholders who receive our common stock pursuant to the distribution with the information necessary to comply with such requirement.

   Each Equifax shareholder should consult his or her tax adviser about the particular consequences of the distribution to him or her, including the application of state, local and foreign tax laws, and possible changes in tax law that may affect the tax consequences described above.

Listing and Trading of Our Common Stock

   There is not currently a public market for our common stock. We will apply for our common stock to be listed on the New York Stock Exchange under the
symbol "    ." Assuming such listing is approved, it is anticipated that trading will commence on a "when-issued" basis prior to the distribution. A when-issued listing may be identified by the "wi" letters next to the Equifax PS common stock listing on the New York Stock Exchange Composite Tape. If the conditions to the distribution are not satisfied and our shares of common stock are not distributed, all when-issued trading will become null and void. If the distribution occurs as planned, on the first trading day following the distribution date, when-issued trading in our common stock will end and regular-way trading will begin.

   Equifax common stock will continue to trade on a regular basis and may also trade on an "ex-dividend" basis, reflecting an assumed post-distribution value for Equifax common stock. Ex-dividend trading in Equifax common stock, if
available, could last from on or about         , 2001 through         , 2001.
If this occurs, an additional listing for Equifax common stock, followed by the "x" letter, will appear on the New York Stock Exchange Composite Tape.

   After the distribution, Equifax common stock will continue to be listed and traded on the New York Stock Exchange under the symbol "EFX."

   We cannot assure you as to the price at which our common stock will trade before, on, or after the distribution date. Until our common stock is fully distributed and an orderly market develops in our common stock, the price at which such stock trades may fluctuate significantly. In addition, the combined trading prices of our common stock and Equifax common stock held by shareholders after the distribution may be less than, equal to, or greater than the trading price of Equifax common stock prior to the distribution.

   The shares distributed to Equifax shareholders will be freely transferable, except for shares received by people who may have a special relationship or affiliation with us. People who may be considered our affiliates after the distribution generally include individuals or entities that control, are controlled by, or are under common control with us. This will include our directors and certain of our officers. Persons who are our affiliates will be permitted to sell their shares only pursuant to an effective registration statement under the Securities Act of 1933, as amended, or an exemption from the registration requirements of the Securities Act, such as exemptions afforded by Section 4(2) of the Securities Act or Rule 144 thereunder.

Reasons for Furnishing This Information Statement

   This information statement is being furnished by Equifax solely to provide information to shareholders of Equifax who will receive shares of our common stock in the distribution. It is not, and is not to be construed as, an inducement or encouragement to buy or sell any of our securities. The information contained in this information statement is believed by us to be accurate as of the date set forth on its cover. Changes may occur after that date, and we will not update the information except in the normal course of our respective public disclosure obligations and practices.

                                  RISK FACTORS

   You should carefully consider each of the following risks and all the other information contained in this information statement. Some of the following risks relate principally to the distribution while other risks relate to our business in general and the industry in which we operate. Finally, the risks and uncertainties described below are not the only ones we will face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business. If any of the following risks and uncertainties develop into actual events, our business, financial condition or results of operation could be materially adversely affected. If that happens, the trading price of our common stock could decline significantly.

Risks Related to Our Separation From Equifax

   We have no history operating as an independent company, and we may be unable to make the changes necessary to operate as a stand-alone business, or we may incur greater costs as a stand-alone company that may cause our profitability to decline. Prior to the distribution, our businesses were operated by Equifax as a separate division within Equifax's broader corporate organization rather than as a stand-alone company. Equifax assisted us by providing financing and a number of corporate support functions such as accounting, financial management, tax, human resources administration, legal, and other general support. Following the distribution, Equifax will have no obligation to assist us other than providing the interim services described in "Relationship Between Equifax and Our Company After the Distribution." We are in the process of creating our own, or engaging third parties to provide, systems and business functions to replace many of the systems and business functions Equifax provides us. We may not be successful in implementing these systems and business functions or in transitioning data from Equifax's systems to ours in a timely and efficient manner. If we do not have in place our own systems and business functions or if we do not have agreements with other service providers once our interim services agreement with Equifax expires, we may not be able to operate our business efficiently. Because our businesses have not been operated as an independent company, we cannot assure you that operating independently will not result in additional operating costs.

   Our historical financial information may not be representative of our results as a separate company and, therefore, may not be reliable as an indicator of our historical or future results. The historical financial information we have included in this information statement may not reflect what our results of operations, financial position and cash flows would have been had we been a stand-alone company during the periods presented or what our results of operations, financial position and cash flows will be in the future. This is because:

  . our combined financial statements reflect allocations, primarily with respect to corporate overhead, for services provided to us by Equifax, which allocations may not reflect the costs we will incur for similar services as a stand-alone company;

  . no allocations have been made in our combined financial statements for debt or related interest expense of Equifax; and

  . the financial information does not reflect changes that we expect to occur in the future as a result of our separation from Equifax, including changes in how we fund our operations and how we allocate income tax expenses.

   Therefore, our combined financial statements may not be indicative of our future performance as an independent company. For additional information about our past financial performance and the basis of presentation of our combined financial statements, please see "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our combined financial statements and the notes thereto included elsewhere in this information statement.

   We could incur significant tax liability if the distribution does not qualify for tax-free treatment, which could require us to pay Equifax a substantial amount of money. Equifax and the Equifax shareholders could incur significant tax liability if the distribution described in this information statement does not qualify for tax-free treatment. Should this occur, we could be jointly and severally liable for, and could be required to indemnify and pay Equifax for, taxes imposed upon Equifax with respect to the distribution.

   Equifax intends that the distribution be treated as a tax-free transaction and, accordingly, has applied for a private letter ruling from the Internal Revenue Service indicating that the distribution would not be taxable to Equifax or its shareholders. For a more complete discussion of the ruling and the tax consequences of the distribution being taxable, please see "The Distribution--Federal Income Tax Consequences."

   Although any U.S. Federal income taxes imposed in connection with the distribution generally would be imposed on Equifax and its shareholders, we would be liable for all or a portion of such taxes in the circumstances described below. First, as part of the distribution, we will enter into a tax sharing and indemnification agreement with Equifax. This agreement will generally allocate, between Equifax and us, the taxes and liabilities relating to the failure of the distribution to be tax-free. For a more complete discussion of the allocation of taxes and liabilities between Equifax and us under the tax sharing and indemnification agreement, please see "Relationship Between Equifax and Our Company After the Distribution--Tax Sharing and Indemnification Agreement." Second, aside from the tax sharing and indemnification agreement, under U.S. Federal income tax laws, we and Equifax would be jointly and severally liable for Equifax's Federal income taxes resulting from the distribution being taxable. This liability means that even if we do not have to indemnify Equifax for any tax liabilities if the distribution fails to be tax-free, we may still be liable for all of these liabilities and expenses to the extent that Equifax fails to pay them.

   Because there has not been a public market for our common stock, the market price of our common stock cannot be predicted, and you may not be able to resell your shares at or above the initial market price of our stock following the distribution. There has been no trading market for our common stock. Accordingly, we cannot predict the extent to which investors' interest will lead to a liquid trading market or whether the market price of our common stock will be volatile. Some of the Equifax shareholders who receive our shares may sell them immediately following the distribution, which could delay the development of an orderly trading market in our shares. Until an orderly market develops, the prices at which our shares trade may fluctuate significantly. In addition, the price of our shares may be depressed until investors have an opportunity to fully familiarize themselves with our business and how it relates to and competes within our industry.

Risks Relating To Our Business and Industry

   Our market is highly competitive, and some of our competitors may have substantially greater resources than we do. We face direct competition from third party payment processors and companies that market software for the electronic payment industry. We also compete against software and transaction processing systems developed and used in-house by our potential customers. We cannot assure that competitors will not develop products and services that are superior to or that achieve greater market acceptance than our products and services. We expect the market for our products and services to remain highly competitive. Our failure to remain competitive may have a material adverse effect on our business, financial condition and results of operation. The sizes of competitors vary across market segments, as do the resources we have allocated to the segments we target. Therefore, certain of our competitors may have significantly greater financial, technical, marketing or other resources than we do in each of our market segments or overall. As a result, our competitors may be in a position to respond more quickly than we can to new or emerging technologies and changes in customer requirements, or may devote greater resources than we can to the development, promotion, sale and support of their products and services. Moreover, new competitors or alliances among our competitors may emerge and rapidly decrease our market share. We cannot assure you that we can maintain our competitive position against current and potential competitors, especially those with significantly greater resources than we have, or that competitive pressures will not have a material adverse effect on our business, financial condition and results of operations.

   If we fail to maintain our key strategic relationships, our business could be adversely affected. We have long-term contractual alliances with two associations representing independent financial institutions in the

U.S., the Independent Community Bankers Association, or ICBA, and Card Services for Credit Unions, or CSCU. Under each of these alliances, which expire in 2004, we are the association's exclusive partner for offering card processing services to that association's members. As a result, approximately 24% of our revenues are derived from ICBA and CSCU member institutions. An early termination of, or significant adverse change in, our relationships with either or both of these associations could harm our ability to retain a substantial portion of our customers and to attract new customers, and have a material adverse effect on our business.

   Demand for our products and services could be affected negatively by a general economic slowdown or a material slowing of consumer spending. A significant portion of our revenue is derived from transaction processing fees. Any changes in economic factors that adversely affect consumer spending and related consumer debt, or a reduction in credit and debit card use, would reduce the volume of transactions that we process, and have an adverse effect on our business, financial condition and results of operations.

   Our businesses rely heavily on specific business segments for the majority of their revenues. Revenues of our card processing business are primarily derived from independent community banks and credit unions, while a significant portion of our check risk management services revenues are generated by several large national or regional retail chains. The financial condition of these customers and their willingness to pay for our products and services are affected by general market conditions, competitive pressures, and operating margins within their industry. The retailing industry is currently facing downturns in demand and structural changes in the industry. We cannot assure you that we will not experience declines in revenue as a result of factors adversely affecting independent banks, credit unions, and retailers.

   Continued consolidation in the financial services and retail industries could cause our sales to fall. Consolidation of our customers could result in a smaller market for our products and services. After consolidation, banks and other financial institutions and retailers may realign management responsibilities and reexamine strategic and purchasing decisions with potential adverse effects on demand for our products or services. We may lose relationships with key constituencies within our customer's organization due to budget cuts, layoffs, or other disruptions following a consolidation. In addition, consolidation may result in a change in the technological infrastructure of the combined entity. Our products and services may not integrate with this new technological infrastructure. In addition, the acquiring institution may have its own in-house system or outsource to competitors.

   To continue to grow profitably, we must expand our share of the credit and debit card transaction processing market and enter new markets. Our card processing business is concentrated in the independent community bank and credit union segments of the market and we have achieved a significant degree of penetration of these market segments. While we intend to continue our vigorous pursuit of expansion within these segments, our future growth and profitability will significantly depend upon our ability to penetrate other markets, including emerging markets for electronic transaction processing, such as international transaction processing and Internet payment systems. As part of our strategy to achieve this expansion, we will continue to seek acquisition opportunities, investments and alliance relationships that will facilitate our expansion. We may not be able to complete suitable acquisitions, investments or alliances, and if we do, they may not provide us with the benefits we anticipated. Also, we may not have adequate financial and technological resources to develop products and distribution channels that will satisfy the demands of new markets.

   To remain competitive and grow our revenues, we must continually update our products and services, a process which could result in increased research and development costs and the loss of revenues and customers if the new products and services do not perform as intended or are not accepted in the marketplace. The credit and debit card transaction processing and check services markets in which we compete include a wide range of products and services including electronic transaction processing, check authorization and other customer support services. The market is characterized by technological change, new product introductions, evolving industry standards and changing customer needs. In order to remain competitive, we are continually involved in research and development projects. These projects carry the risks associated with any research and development effort, including cost overruns, delays in delivery and performance problems. Our market is constantly experiencing technological changes. A delay in the delivery of new products or services could render them less desirable by our customers, or possibly even obsolete. In addition, the products and services we deliver to the electronic payments market are designed to process transactions and deliver reports and other information on those transactions at very high volumes and processing speeds. Any performance issue that arises with a new product or service could result in significant processing or reporting errors. As a result of these factors, our research and development efforts could result in increased costs that could reduce our revenues and operating profit if promised new products are not timely delivered to our customers, or a loss of revenue or possible claims for damages if new products and services do not perform as anticipated.

   Our revenues from the sale of services to VISA and MasterCard organizations are dependent upon our continued VISA and MasterCard certification and financial institution sponsorship. In order to provide our transaction processing services, we must be designated a certified processor by, and be a member service provider of, MasterCard and be designated as an independent sales organization of VISA. This designation is dependent upon our being sponsored by member clearing banks of both organizations and our continuing adherence to the standards of the VISA and MasterCard associations. The member financial institutions of VISA and MasterCard, some of which are our competitors, set the standards with which we must comply. If we fail to comply with these standards, our designation as a certified processor, a member service provider or as an independent sales organization could be suspended or terminated. The termination of our member service provider status or our status as a certified processor, or any changes in the VISA and MasterCard rules that prevent our registration or otherwise limit our ability to provide transaction processing and marketing services for the VISA or MasterCard organizations would most likely result in the loss of business from VISA or Mastercard issuing customers, and lead to a reduction in our revenues.

   Our customers are subject to a regulatory environment and to industry standards that may change in a manner adverse to our interests. Our customers are subject to a number of government regulations and industry standards with which our products and services must comply. For example, our products are affected by VISA and MasterCard electronic payment standards that generally are changed twice a year. In addition, action by regulatory authorities relating to credit availability, data usage, privacy or other related regulatory developments could have an adverse effect on our customers and therefore could have a material adverse effect on our business, financial condition and results of operations.

   If the security of our databases is compromised, our reputation could suffer and customers may not be willing to use our products and services. If the security of our databases is compromised, our business could be adversely affected. We collect personal consumer data, such as names and addresses, social security numbers, drivers license numbers, checking and savings account numbers and payment history records. Unauthorized access to our databases could result in the theft or publication of personal confidential information and the deletion or modification of personal records or otherwise cause interruptions in our operations. These concerns about security are increased when we transmit information over the Internet. A security or privacy breach may have any one or more of the following effects:

  .  deter customers from using our products and services;

  .  harm our reputation;

  .  expose us to liability; or

  . increase our operating expenses to correct problems caused by the breach.

   If we experience system failures, the products and services we provide to our customers could be delayed or interrupted, which would harm our business and reputation and result in the loss of customers. Our ability to provide reliable service largely depends on the efficient and uninterrupted operations of our computer network systems and data centers. Any significant interruptions could harm our business and reputation and result in a loss of customers. Our systems and operations could be exposed to damage or interruption from fire, natural disaster, power loss, telecommunications failure, unauthorized entry and computer viruses. Although we have taken steps to prevent a system failure, we cannot be certain that our measures will be successful and that we will not experience system failures. Further, our property and business interruption insurance may not be adequate to compensate us for all losses or failures that may occur.

   We may experience software defects, development delays, installation difficulties and processing errors or delays, which would harm our business and reputation and expose us to potential liability. Our services and products are based on sophisticated software and computing systems and we often encounter delays when developing new products and services. Further, the software underlying our products and services has occasionally contained and may in the future contain undetected errors or defects when first introduced or when new versions are released. In addition, we may experience difficulties in installing or integrating our products and technologies on platforms used by our customers or in new environments, such as the Internet. Errors or delays in the processing of electronic transactions, defects in our software products, or other difficulties could result in a number of risks, including:

  .  delay in market acceptance;

  .  additional development costs;

  .  diversion of technical and other resources;

  .  loss of customers;

  .  negative publicity; or

  .  exposure to liability claims.

   Although we attempt to limit our potential liability for warranty claims through disclaimers and limitation-of-liability provisions in our agreements with our customers, we cannot be certain that these measures will be successful in limiting our liability.

   We face risks associated with international operations that could harm our business. We believe that the international market for our products is growing rapidly, and we expect to commit significant resources to expand our international sales and marketing activities. We cannot assure you that we will be able to maintain or increase market demand for our solutions internationally. As we expand internationally, we will be increasingly subject to a number of risks associated with international business activities. These risks include:

  .  political and economic instability;

  . unexpected changes in regulatory requirements and policy, the adoption of laws detrimental to our operations such as legislation relating to the collection of personal data over the Internet or laws, regulations or treaties governing the export of encryption related software;

  .  burdens of complying with a wide variety of other laws and regulations;

  .  currency exchange rate fluctuations;

  . potentially adverse tax consequences, including restrictions on the repatriation of earnings;

  . potential difficulty of enforcing agreements and collecting receivables in some foreign legal systems; and

  .  general economic conditions in international markets.

   The reliability of market data included in this information statement is uncertain. We have not independently verified this data, and if it is inaccurate the growth potential of our business and markets may be less than anticipated. We have included market data from industry publications in this information statement. The reliability of the data cannot be assured. Market data used throughout this information statement were obtained from internal company surveys and industry publications. Industry publications generally state that the information contained in these publications has been obtained from sources believed to be reliable, but that its accuracy and completeness is not guaranteed. Although we believe market data used in this information statement to be reliable, it has not been independently verified. Similarly, internal company surveys, which we believe to be reliable, have not been verified by independent sources.

   Anti-takeover provisions of our articles of incorporation and bylaws, our rights agreement and provisions of Georgia law could delay or prevent a change of control that you may favor. Provisions of our articles of incorporation and bylaws, our rights agreement and provisions of applicable Georgia law, which will be in effect after the distribution, may discourage, delay or prevent a merger or other change of control that shareholders may consider favorable. The provisions of our articles and bylaws, among other things, will:

  . divide our board of directors into three classes, with members of each class to be elected in staggered three-year terms;

  .  limit the right of shareholders to remove directors;

  . regulate how shareholders may present proposals or nominate directors for election at annual meetings of shareholders; and

  . authorize our board of directors to issue preferred shares in one or more series, without shareholder approval.

   Our rights agreement is designed to protect our shareholders in the event of an unsolicited offer and other takeover tactics which in the opinion of our board, could impair our board's ability to represent shareholder interests. The provisions of the rights agreement may render an unsolicited takeover of our company more difficult or less likely to occur, or might delay, deter or prevent such a takeover. We are also subject to provisions of Georgia law which may restrict certain business combinations. Please see "Description of Capital Stock" for a more detailed description of these provisions, the rights agreement, and these provisions of Georgia law.

   Also, under Section 355(e) of the Internal Revenue Code, the distribution would be treated as a taxable transaction if one or more persons acquire directly or indirectly 50% or more of our or Equifax's stock, measured by vote or value, as part of a plan that is, or series of related transactions that are, linked to the distribution under the rules of Section 355(e). For this purpose, any acquisitions of our stock within two years before or after the distribution are presumed to be part of such a plan, although we may be able to rebut that presumption. If such an acquisition of our stock triggers the application of Section 355(e), under the tax sharing and indemnification agreement, we would be required to indemnify Equifax for the resulting tax. This indemnity obligation might discourage, delay or prevent a change of control that shareholders may consider favorable. Please see "The Distribution--Certain Federal Income Tax Consequences" and "Relationship Between Equifax and Our Company After the Distribution--Tax Sharing and Indemnification Agreement" for a more detailed discussion of Section 355(e) of the Code and the tax sharing and indemnification agreement.

                           FORWARD-LOOKING STATEMENTS

   This information statement contains forward-looking statements that are based on current expectations, estimates, forecasts, and projections about the industry in which we operate, and management's beliefs and assumptions. Such statements include, in particular, statements about our plans, strategies, and prospects under the headings "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," variations of such words, and similar expressions are intended to identify such forward-looking statements.

   These forward-looking statements are not guarantees of future performance and are based on a number of assumptions and estimates that are inherently subject to significant risks and uncertainties, many of which are beyond our control, cannot be foreseen, and reflect future business decisions that are subject to change. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. The factors that could affect our results include the matters discussed under the heading "Risk Factors"; a change in the growth rate of the overall U.S. economy, or the international economies where we do business, such that consumer spending and related consumer debt are impacted; a decline or change in the marketing techniques of credit card issuers; a reversal of the trend toward credit card use increasing as a percentage of total consumer expenditures; unanticipated cancellation or termination of customer contracts; risks associated with investments and operations in foreign countries, including regulatory environments, exchange rate fluctuations, and local political, social, and economic factors; and the extent to which we can continue successful development and marketing of new products and services.

   We caution that such factors are not exclusive. All of the forward-looking statements made in this information statement are qualified by these cautionary statements and readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this information statement. Except as required under the federal securities laws and the rules and regulations of the Securities and Exchange Commission, we do not have any intention or obligation to update publicly any forward-looking statements after we distribute this information statement, whether as a result of new information, future events or otherwise.

                                DIVIDEND POLICY

   We do not anticipate paying any dividends on our common stock in the foreseeable future because we expect to retain our future earnings for use in the operation and expansion of our business. The declaration and payment of dividends after the distribution, however, will be at the discretion of our board, and will depend, among other things, upon our investment policy and opportunities, results of operations, financial condition, cash requirements, future prospects, and other factors that may be considered relevant by our board of directors, including restrictions on our ability to declare and pay dividends and distributions on our shares of common stock.

   Georgia law prohibits us from paying dividends or otherwise distributing funds to our shareholders, except out of legally available funds. Accordingly, we cannot pay dividends if as a result, we would be unable to pay our debts as they become due in the usual course of business, or our total assets would be less than the sum of our total liabilities plus the amount that would be needed, if we were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

                                 CAPITALIZATION

   The following table sets forth our combined capitalization as of December 31, 2000, on a historical and pro forma basis, to give effect to the distribution as if it had occurred on December 31, 2000. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical and pro forma combined balance sheets, including the notes to those statements, included elsewhere in this information statement. The pro forma information may not necessarily reflect the debt and capitalization of our business in the future or as it would have been had we been a separate, independent company at December 31, 2000, or had the distribution actually been effected on that date.

   Based upon the relative financial conditions, results of operations, and prospects of our company and Equifax, Equifax currently estimates that $250 million would be an appropriate allocation to us of the existing Equifax debt at the date of the distribution. Accordingly, we will make a cash payment to Equifax at the time of the distribution currently estimated to be $250 million. We will use an unsecured revolving line of credit having a three-year to five-year term that we intend to enter into prior to the distribution to fund this cash payment to Equifax, which will reflect our share of Equifax's pre-distribution debt used to establish our initial capitalization.

                                                         December 31, 2000
                                                      -----------------------
                                                      Historical Pro Forma(1)
                                                      ---------- ------------
                                                      (dollars in thousands)
   Debt..............................................       --     $250,000
                                                       --------    --------
   Shareholder's Equity
    Equifax equity investment........................  $380,906         --
    Common stock, $.01 par value,     shares
     authorized,        issued and outstanding
     (actual) and     issued and outstanding
     (pro forma)(2)..................................       --              (2)
    Paid-in capital(2)...............................       --              (2)
    Cumulative translation adjustment................   (57,288)    (57,288)
                                                       --------    --------
   Total Shareholder's Equity........................   323,618      73,618
                                                       --------    --------
   Total Capitalization..............................  $323,618    $323,618
                                                       ========    ========

--------
(1) Pro forma combined debt and shareholder's equity at December 31, 2000 presents the financial condition of Equifax PS as if the distribution had occurred on December 31, 2000.
(2) The Equifax equity investment will be classified as common stock and paid-in capital at the time of the distribution. These amounts cannot be calculated until the distribution ratio has been determined.

                            SELECTED FINANCIAL DATA

   Our selected historical combined financial data set forth below should be read in conjunction with the "Combined Financial Statements of the Equifax Payment Services division," including the notes to those statements, and "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in this information statement.

   The historical income statement data for the years ended December 31, 2000, 1999, and 1998 and the historical balance sheet data as of December 31, 2000 and 1999 are derived from the combined financial statements included elsewhere in this information statement that have been audited by Arthur Andersen LLP, Equifax's independent public accountants. The historical income statement data for the years ended December 31, 1997 and 1996 and the historical balance sheet data as of December 31, 1998, 1997, and 1996 are derived from unaudited combined financial statements that have been prepared by management and are not included in this information statement. Operating expenses in the historical income statements reflect direct charges of the payment services business together with allocations of certain Equifax corporate expenses that have been charged to us based on usage or other methodologies appropriate for such expenses. In the opinion of management, these allocations have been made on a reasonable basis.

   The historical financial information presented below is not necessarily indicative of what our results of operations or financial position would have been had we operated as an independent company during the periods presented, nor is it necessarily indicative of our future performance as an independent company.

                                               Selected Financial Data

                                2000      1999      1998      1997      1996
                              --------  --------  --------  --------  --------
                                (dollars in thousands, except per share
                                                 data)
Revenues....................  $778,562  $681,172  $566,120  $486,603  $384,511
Operating expenses..........   631,403   553,687   462,829   407,462   320,286
                              --------  --------  --------  --------  --------
Operating income............   147,159   127,485   103,291    79,141    64,225
Other income (expense),
 net........................         8     1,410      (916)   (4,330)     (631)
                              --------  --------  --------  --------  --------
Income before income taxes
 and minority interests.....   147,167   128,895   102,375    74,811    63,594
Provision for income taxes..   (57,609)  (54,272)  (40,505)  (29,240)  (24,476)
Minority interests in
 earnings, net of tax.......    (1,096)        6      (780)      --       (240)
                              --------  --------  --------  --------  --------
Net income..................  $ 88,462  $ 74,629  $ 61,090  $ 45,571  $ 38,878
                              ========  ========  ========  ========  ========
Basic earnings per
 share(1)...................  $         $         $         $         $
Total assets................  $502,445  $495,255  $492,704  $273,966  $229,655
Total shareholder's equity..  $323,618  $271,490  $348,793  $152,223  $137,996

--------
(1) Using a distribution ratio of one share of Equifax PS common stock for
    every       shares of Equifax common stock held. Weighted average shares outstanding is computed by applying the distribution ratio to the historical Equifax weighted average shares outstanding for all periods presented. The actual ratio has not yet been determined.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

   You should read the following discussion in conjunction with "Selected Financial Data," the "Combined Financial Statements of the Equifax Payment Services division," including the notes to those statements, the "Pro Forma Combined Financial Statements of the Equifax Payment Services division," including the notes to those statements, and the other financial information included elsewhere in this information statement. This discussion contains forward-looking statements. Please see "Forward-Looking Statements" and "Risk Factors" for a discussion of the uncertainties, risks and assumptions associated with these statements.

Overview

   We provide credit and debit card processing and check risk management services to financial institutions and merchants throughout the world. Our business is comprised of two segments, Card Solutions and Check Solutions. Card Solutions provides credit and debit card issuer services, merchant processing services, and e-banking services in the U.S., the U.K., Brazil, and Chile. Check Solutions provides check risk management services and related processing services in the U.S., the U.K., Canada, France, Ireland, Australia, and New Zealand.

   Our card issuer services enable banks, credit unions, retailers, and others to issue VISA and MasterCard credit and debit cards, private label cards, and other electronic payment cards. Our merchant processing services enable retailers and other businesses to accept credit, debit, and other electronic payment cards from purchasers of their goods and services. Our e-banking services enable banks to provide electronic banking services to their customers, allowing them to compete for and retain customers more effectively and to generate non-interest fee income.

   Our check risk management services, which utilize our proprietary check authorization systems and risk assessment decision platforms, enable retailers, hotels, automotive dealers, telecommunications companies, supermarkets, casinos, mail order houses, and other businesses to minimize losses from dishonored checks, maximize check acceptance, and improve customer service. Our services include check guarantee, where we accept the risk of bad checks presented to our customers, verification services, where we determine the likelihood that a check will clear and the customer retains the risk, and certain combinations of guarantee and verification services. We also provide related service offerings, including risk management consulting and marketing services, which enable retailers to cross-sell and increase their customer retention.

   Separation from Equifax

   We were incorporated under the laws of the State of Georgia on March 2, 2001, as a wholly-owned subsidiary of Equifax. We will have no material assets or activities until the contribution to us by Equifax of the payment services businesses described in this information statement, which is expected to occur immediately prior to the distribution. Equifax conducts these businesses through various operating groups and subsidiaries. After the distribution, we will be an independent public company, and Equifax will have no continuing stock ownership interest in us.

   Our combined financial statements have been prepared on the historical cost basis in accordance with accounting principles generally accepted in the U.S., and reflect the historical financial position, results of operations, and cash flows of the businesses to be transferred to us from Equifax as part of the distribution. The financial information included in this information statement, however, is not necessarily indicative of what our results of operations or financial position would have been had we operated as an independent company during the periods presented, nor is it necessarily indicative of our future performance as an independent company.

   Intercompany transactions between entities included in the combined financial statements have been eliminated. We have been allocated certain Equifax corporate expenses based on an estimate of the proportion of corporate expenses allocable to us, utilizing such factors as revenues, number of employees, and other relevant factors. The costs of these services charged to us may not reflect the actual costs we would have incurred for similar services if we had been operating as a stand-alone company.

   In conjunction with the separation of our businesses from the other businesses of Equifax, we will enter into various agreements with Equifax that address the allocation of assets and liabilities and that define our relationship with Equifax after the separation, including a distribution agreement, tax sharing and indemnification agreement, employee benefits agreement, intercompany data purchase agreement, intellectual property agreement, and the transition support agreement.

   Components of Income Statement

   We generate revenue from (i) charges based on transaction volume, accounts, or cards processed and fees for various services and products within Card Solutions, and (ii) charges based upon transaction volume and fees for various services and products within Check Solutions. Revenues depend upon a number of factors, such as demand for and price of our services, the technological competitiveness of our product line, our reputation for providing timely and reliable service, competition within our industry, and general economic conditions.

   Costs of services consist primarily of the costs of transaction processing systems, personnel to develop and maintain applications and operate computer networks and to provide customer support, losses on check guarantee services, interchange and other fees on merchant processing, and depreciation and occupancy costs associated with the facilities performing these functions. Our selling, general and administrative expenses consist primarily of salaries, wages and related expenses paid to sales, non-revenue customer support functions and administrative employees and management, and certain Equifax corporate costs that have been allocated to us.

Results of Operations

   The following table summarizes our combined results for each year in the three-year period ended December 31, 2000.

                                                        Year Ended December
                                                                31,
                                                        ----------------------
                                                        2000     1999    1998
                                                        ------  ------  ------
                                                        (in millions, except
                                                         per share amounts)
      Revenue.......................................... $778.6  $681.2  $566.1
      Operating income................................. $147.2  $127.5  $103.3
      Other income (expense), net...................... $  1.3  $  2.3  $ (0.4)
      Interest expense................................. $ (1.3) $ (0.9) $ (0.5)
      Net income....................................... $ 88.5  $ 74.6  $ 61.1
      Basic earnings per share.........................

   Revenue

   Our revenue in 2000 of $778.6 million increased by $97.4 million, or 14.3%, over 1999. Revenue increased $115.1 million in 1999, or 20.3%, over 1998. Our Card Solutions revenue grew 16.8% in 2000 and 24.3% in 1999, while Check Solutions experienced revenue growth of 9.6% in 2000 and 13.5% in 1999.

   The growth in revenues was driven by increased volumes, in part from acquisitions, and was partially offset by changes in foreign exchange rates. The acquisition of a Chilean card processing operation in January 2000 accounted for $5.1 million of revenue growth in 2000 and the acquisition of a Brazilian card processing operation in September 1998 accounted for $35.7 million of the 1999 revenue growth. The start-up of a card processing operation in the U.K. during June 1999 contributed $30.0 million and $13.7 million of revenue in 2000 and 1999, respectively. The strengthening of the U.S. dollar against foreign currencies, particularly the British pound in 2000 and the Brazilian real in 1999, reduced revenue growth by $6.2 million and $12.6 million in 2000 and 1999, respectively.

   Operating Income

   Operating income of $147.2 million in 2000 increased $19.7 million, or 15.5%, over 1999. In 1999, operating income increased $24.2 million, or 23.4%, over 1998. Combined operating margins were 18.9% in 2000, 18.7% in 1999, and 18.2% in 1998. Our increased operating income has been driven by revenue growth in both 2000 and 1999.

   Other Income (Expense), Net

   Other income (expense) principally consists of gains on sales of businesses and net foreign exchange losses. In 2000, other income includes a $2.2 million pre-tax gain on the sale of our investment in a card processing operation in India. In 1999, other income includes a $3.0 million pre-tax gain on the sale of a minority owned business in Brazil.

   Interest Expense

   Interest expense principally consists of interest paid on a line of credit held by Unnisa, our card processing business in Brazil, and interest charged by Equifax on overnight funds borrowed on our behalf. We have not been allocated any Equifax corporate debt or related interest expense as these amounts have not historically been allocated to the operating divisions by Equifax.

   Effective Tax Rate

   We are included in the consolidated federal income tax return of Equifax. Federal and certain state tax provisions are settled through intercompany accounts, and Equifax makes income tax payments on our behalf. The provision for income taxes in the accompanying combined statements of income reflects federal, state, and foreign taxes calculated on our separate income, but recognizes the impact of unitary tax regulations of certain states on us as a member of the Equifax consolidated group. Our effective tax rates were 39.1%, 42.1%, and 39.6% in 2000, 1999, and 1998, respectively. Our 1999 effective tax rate was negatively impacted by basis difference of a minority owned business in Brazil that was sold during the year. Our effective tax rate in 2001 is expected to be approximately 39.5%.

   Net Income and Basic Earnings per Share

   Net income increased 18.6% in 2000 and 22.1% in 1999, driven primarily by revenue growth.

   Basic earnings per share is calculated by dividing net income by the weighted average number of common shares. Weighted average shares outstanding
is computed by applying the distribution ratio of      shares of our common
stock to the historical Equifax weighted average shares outstanding for the same periods presented. The distribution ratio has not yet been determined.

   Diluted earnings per share is calculated to reflect the potential dilution that would occur if stock options or other contracts to issue our common stock were exercised and resulted in additional common shares outstanding. Diluted earnings per share is not presented in the combined financial statements, because we have no historical market share prices for our common stock, as public trading will not commence until the distribution occurs. Accordingly, the dilutive effect of stock options cannot be determined.

Segment Results

   The following table summarizes the segment results for each year in the three-year period ended December 31, 2000.

                                            Year Ended December 31,
                                   -------------------------------------------
                                         Revenue          Operating Income
                                   -------------------- ----------------------
                                    2000   1999   1998   2000    1999    1998
                                   ------ ------ ------ ------  ------  ------
                                                 (in millions)
   Card Solutions................. $518.5 $443.9 $357.0 $110.8  $ 96.4  $ 79.2
   Check Solutions................  260.1  237.3  209.1   44.2    38.4    30.9
                                   ------ ------ ------ ------  ------  ------
                                    778.6  681.2  566.1  155.0   134.8   110.1
   General Corporate Expense......    --     --     --    (7.8)   (7.3)   (6.8)
                                   ------ ------ ------ ------  ------  ------
                                   $778.6 $681.2 $566.1 $147.2  $127.5  $103.3
                                   ====== ====== ====== ======  ======  ======

   Card Solutions

   Our Card Solutions business includes credit and debit card processing operations in the U.S., the U.K., Brazil, and Chile, and our card software operation that principally supports our international card processing platforms. Over the past three years, Card Solutions has pursued growth in international markets. In September 1998, Card Solutions expanded its operations into Latin America by acquiring a 59.3% interest in Unnisa, a card processing business in Brazil. In June 1999, we started a U.K. card processing operation. In January 2000, we acquired Procard, Chile's second largest credit card processor. Also in 2000, we entered into a five-year agreement with the National Australia Bank to process cards issued in Australia, New Zealand, the U.K., and Ireland, starting in the second quarter of 2001. National Australia Bank will be serviced from a new card processing operation that we are establishing in Australia, as well as from our U.K. card processing operation. Card Solutions plans to utilize the Australian operation to pursue further card processing opportunities in the Asian and Pacific Rim markets.

   Card Solutions' revenue increased $74.6 million in 2000 and $86.9 million in 1999. Revenue in the U.S. of $403.8 million in 2000 grew from $352.2 million in 1999 and $304.8 million in 1998, driven by year over year increases in card issuing transactions and merchant volumes. Merchant processing contributed approximately $37.4 million and $31.0 million of the U.S. revenue growth in 2000 and 1999, respectively.

   Our international revenue of $114.7 million in 2000 grew from $91.7 million in 1999 and $52.2 million in 1998, as our focused investment in foreign markets has resulted in the number of cards processed by us increasing from none at the beginning of 1998 to approximately 13.3 million at the end of 2000. Our acquisition of a Chilean card processing operation in January 2000 accounted for $5.1 million of revenue growth in 2000 and our acquisition of a Brazilian card processing operation in September 1998 accounted for $35.7 million of the 1999 revenue growth. The start-up of a card processing operation in the U.K. during June 1999 contributed $30.0 million and $13.7 million of revenue in 2000 and 1999, respectively. We expect total international cards processed by us to increase to approximately 16.4 million with the commencement of our Australian operation in 2001. International revenue includes software licensing revenue, which has declined from $27.1 million in 1998 to $23.2 million in 1999 and $13.0 million in 2000. Card Solutions has de-emphasized software licensing as it grows its global processing operations, which will utilize this proprietary software to run our international card processing operations. Partially offsetting international revenue growth was the strengthening of the U.S. dollar in 2000 and 1999. Exchange rate changes of the Brazilian real and the British pound reduced revenue growth by approximately $3.0 million in 2000 and $11.5 million in 1999.

   Card Solutions' operating income increased 14.9% in 2000 and 21.7% in 1999, principally driven by U.S. operations. Operating margins were 21.4% in 2000, 21.7% in 1999, and 22.2% in 1998. Reduction of card software licensing, start-up costs of the international operations, and higher levels of merchant processing revenues have had negative effects on overall operating margins in 2000 and 1999.

   Check Solutions

   The revenues of Check Solutions increased by $22.8 million in 2000 and $28.2 million in 1999.

   Revenue in the U.S. of $209.2 million in 2000 increased from $187.1 million in 1999 and $161.1 million in 1998. Growth in U.S. revenue has been driven by increased volume, largely resulting from the addition of new customers. The face amount of checks authorized in the U.S. totaled $25.7 billion in 2000, $23.5 billion in 1999, and $19.8 billion in 1998.

   Check Solutions' international revenue of $50.9 million in 2000 approximated 1999 revenue of $50.2 million after growing 4.6% in 1999 from $48.0 million in 1998. The face amount of checks authorized in the international operations totaled $3.2 billion in 2000, $2.9 billion in 1999, and $3.0 billion in 1998. The strengthening of the U.S. dollar against the British pound reduced international check revenue growth by $3.2 million in 2000 and $1.1 million in 1999. On a local currency basis, international revenue increased approximately 6.6% in 2000 and 6.9% in 1999.

   Check Solutions' operating income increased 15.1% in 2000 and 24.3% in 1999. Increased operating income and margin improvements have been driven by higher volumes, operating efficiencies achieved through process automation, and improved risk management in the international operations. Operating margins were 17.0% in 2000, 16.2% in 1999 and 14.8% in 1998.

   General Corporate

   General corporate expense of $7.8 million in 2000, $7.3 million in 1999, and $6.8 million in 1998 represent certain Equifax corporate expenses that have been allocated to us based on our proportionate amount of revenue, number of employees, and other relevant factors as compared to related totals for Equifax. Management believes that these allocations have been made on a reasonable basis. The allocated costs of these services may not reflect the actual costs we would have incurred for similar services had we been operating as a stand-alone company.

Liquidity and Capital Resources

   Net cash provided by operating activities amounted to $103.8 million in 2000 as compared with $146.2 million in 1999 and $72.7 million in 1998. The $42.4 million decline in 2000 was due primarily to the timing of settlements in the card and merchant processing clearing system, which accounted for $46.4 million of the change in operating cash flow in 2000 versus 1999. Operating activities provided cash of $125.1 million in 2000, $121.2 million in 1999, and $91.2 million in 1998 before the effect of this settlement activity. Cash held by Equifax associated with this settlement process was $29.0 million, $50.4 million, and $25.4 million at December 31, 2000, 1999, and 1998, respectively. These amounts are included in the intercompany receivables from Equifax, which are a component of the Equifax equity investment. Operating cash flow has been sufficient to fund capital expenditures, exclusive of acquisitions, in 2000, 1999, and 1998.

   Net cash used in investing activities amounted to $78.2 million in 2000, $30.9 million in 1999, and $205.1 million in 1998. Capital expenditures, exclusive of acquisitions and investments, amounted to $38.8 million in 2000, $50.1 million in 1999, and $47.9 million in 1998. Total capital expenditures are anticipated to approximate $40 million in 2001. Acquisitions, net of cash acquired, and other investments totaled $46.3 million in 2000 and $157.2 million in 1998. In 1999, we received $2.0 million of cash related to the final purchase price determination of a 1998 acquisition. Cash proceeds from the sale of businesses and other assets amounted to $6.9 million in 2000 and $17.9 million in 1999.

   Net cash (used in) provided by financing activities amounted to $(26.8) million in 2000, $(103.7) million in 1999, and $136.5 million in 1998. Net (repayments to) and borrowings from Equifax amounted to $(26.4) million, $(106.1) million, and $136.7 million in 2000, 1999, and 1998, respectively. The borrowings in 1998 were required to fund acquisition activity.

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

   As described in Note 9 to the combined financial statements, we had $37.9 million in lease commitments as of December 31, 2000. In addition, under the terms of an agreement, the minority shareholders of Unnisa Ltda., our credit card processing business in Brazil, exercised an option to sell their 40.7% interest at an appraised fair market value. We will be responsible directly or through our subsidiaries for the obligation to purchase this interest, the purchase price of which has not been determined.

   We intend to obtain a commitment for an unsecured revolving line of credit, a portion of which we expect will fund a cash payment to Equifax of an amount we currently estimate at $250 million to reflect our share of Equifax's pre-distribution debt. We believe that our current level of cash and cash equivalents, $29.8 million as of December 31, 2000, future cash flows from operations, and the amount of the unsecured revolving line of credit in excess of the $250 million payment described above, will be sufficient to meet the needs of our existing operations and planned requirements for the foreseeable future, including the purchase of the minority shareholders' interest in Unnisa described above.

   We regularly evaluate cash requirements for current operations, development activities, and acquisitions. We may elect to raise additional funds for these purposes, either through further bank financing or the public capital markets, as appropriate.

Seasonality, Inflation, and Economic Downturns

   We are subject to the impact of general economic conditions; however, this has historically been mitigated by the continued demand for payment transaction processing. We are also subject to certain seasonal fluctuations such as peak activity during the holiday buying season.

   We do not believe that the rate of inflation has had a material effect on our operating results. However, inflation could adversely affect our financial results were inflation to result in a substantial weakening in economic conditions that adversely affect the level of consumer spending.

Market Risk

   Approximately 21% of our revenue for the year ended December 31, 2000 and 41% of our assets at the end of 2000 are associated with operations outside the U.S. The U.S. dollar balance sheets and statements of income for these businesses are subject to currency fluctuations. Historically, we have not entered into derivative financial instruments to hedge this risk. The impact of currency fluctuations upon profitability has not been significant since both revenue and costs of these businesses are denominated in local currency. We may use derivative financial instruments in the future if we deem it useful in mitigating an exposure to foreign currency exchange rates. The cumulative translation adjustment, largely related to our investment in the Brazilian card processing operation, was a $57.3 million and $48.5 million reduction of shareholder's equity at December 31, 2000 and 1999, respectively.

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

                                    BUSINESS

Overview

   We provide credit and debit card processing and check risk management services to financial institutions and merchants throughout the world. Last year, we processed over 1.7 billion payment transactions, serviced over 27 million card accounts, and authorized over $28 billion of check transactions worldwide. Our business is comprised of two segments, Card Solutions and Check Solutions. Card Solutions provides credit and debit card processing services, and e-banking services. Check Solutions provides check risk management services.

   Card Solutions. We provide card issuer services that enable banks, credit unions, retailers and others to issue VISA and MasterCard credit and debit cards, private label cards, and other electronic payment cards. We provide merchant processing services that enable retailers and other businesses to accept credit, debit and other electronic payment cards from purchasers of their goods and services.

   We offer a broad range of processing solutions for card issuers, ranging from full service card programs, to more limited transaction processing services. The majority of our card issuer customers subscribe to our full service programs. We refer to them as full service because we provide essentially all of the operations and support necessary to support a card issuer's credit and debit card issuing program, including cardholder transaction processing, authorization, and back-office support functions. These back-office functions include, among others, invoicing the credit cardholders, receiving and posting cardholder payments, and providing customer service. Our services are menu driven, and offer flexibility for those of our customers that require less than our full service program. Such customers include large card issuing banks that contract with us to provide transaction processing, but choose to invest the capital and human resources necessary to provide their own back-office program support.

   Card Solutions' merchant processing services include front-end authorization and data capture services, and back-end accounting and settlement services. We provide these services both directly to retailers and other merchants that accept electronic payment cards, and through contracts with financial institutions and others where our solutions enable them to service the card processing needs of their merchant customers.

   In addition to our card processing programs, Card Solutions also provides e-banking solutions that enable banks to provide electronic banking services to their customers, allowing them to compete for and retain customers more effectively and to generate non-interest fee income.

   Check Solutions. We are a leading provider of check risk management and related processing services. Our check risk management solutions, which utilize our proprietary check authorization systems and risk assessment decision platforms, enable retailers, hotels, automotive dealers, telecommunications companies, supermarkets, casinos, mail order houses, and other businesses to minimize losses from dishonored checks, maximize check acceptance, and improve customer service.

   Our diverse and flexible portfolio of check risk management services allows us to tailor solutions to meet the specific needs of the customer. The services include check guarantee, where we accept the risk of bad checks presented to our customers, verification services, where we determine the likelihood that a check will clear and the customer retains the risk, and certain combinations of guarantee and verification services. We also provide related service offerings, including risk management consulting and marketing services, which enable retailers to cross-sell and increase their customer retention.

   Our History. Equifax PS and its predecessors have been providing transaction processing solutions for nearly four decades. Our check solutions business, originally founded as Telecredit in 1961, pioneered the check risk management industry in the U.S. and Canada by establishing the first centralized electronic database of consumer check-writing histories from which real-time check authorization decisions were delivered to merchants at the point-of-sale. In 1974, Telecredit acquired its card solutions business, which at the time provided credit card processing services principally for Florida banks and merchants. During the ensuing years

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

and prior to Equifax's acquisition of Telecredit in 1990, Telecredit expanded its card solutions business nationally by establishing contractual alliances with two premier associations representing independent financial institutions. These associations are the Independent Community Bankers Association, or ICBA, then known as the Independent Bankers Association of America, and Card Services for Credit Unions, or CSCU. Under each alliance, Telecredit became the association's exclusive partner for offering card processing services to that association's members. Since Equifax's acquisition of Telecredit in 1990, our core businesses have continued to develop through organic growth and strategic acquisitions.

   In 1992, Equifax expanded our international check solutions business into Europe, Australia, and New Zealand through a joint venture with Transax, Europe's largest check risk management company. In 1996, we acquired full ownership of the Transax business, giving our Check Solutions business the leading market share in Europe, and solidifying our position as one of the leading check risk management companies worldwide.

   In 1994, Equifax acquired First Bankcard Systems, an Atlanta-based company that had developed one of the world's most advanced credit card processing software systems. First Bankcard Systems was a leading provider of Card processing software serving several major financial institutions and processors throughout the world. We have installed the FBS software in our U.S., U.K., and Brazil processing centers, allowing us to offer our customers the card program features and functions necessary for them to maintain competitive card programs.

   In 1998, Equifax expanded our operations into Latin America by acquiring a controlling interest in Unnisa, one of the larger card processing businesses in Brazil. We commenced our U.K. card processing operations in June 1999 through a partnership with Grupe Cofinaoga an Banque Nationale de Paris. In January 2000, we entered the Chilean market with Equifax's acquisition of Procard, the second largest credit card processor in Chile. In the second quarter of 2000, we signed a long-term contract with the National Australia Bank, one of the largest card issuing financial institutions in Australia, to process approximately 4.5 million card accounts issued in Australia, New Zealand, Ireland, and the U.K.

Industry Opportunity

  Card Solutions

   We believe that the escalating use of credit, debit, and other electronic payment cards around the globe will continue to present the card processing industry with significant growth opportunities. Increasing demand for e-banking services should create significant opportunities as well.

   The U.S. Market. Card Solutions' target market in the U.S. consists of banks, credit unions, other card issuers, and retailers. Within these markets, we have established ourselves as the leader, based on market share, in providing comprehensive card processing services to credit unions and to independent community bank card issuers. We process for approximately 4,000 U.S. credit unions and approximately 2,200 independent community banks. Card Solutions provides its services to these two customer groups principally through its long-term contractual alliances with CSCU and ICBA. Each has made us their exclusive partner for offering card issuer and merchant processing services to their credit union and community bank members.

   The credit union and community bank markets served by Card Solutions are large and growing. There are approximately 10,700 credit unions in the U.S., serving an aggregate membership base of approximately 75 million customers. We estimate that approximately 6,000 of those credit unions have their own card programs, and we provide card issuer processing solutions for approximately 4,000 of those, which in the aggregate, have approximately 14 million cardholders. The number of people who belong to a credit union in the U.S. is growing at a rate of 3 to 4 percent annually.

   There are approximately 10,300 independent community banks in the U.S., approximately 5,300 of which are ICBA members. We provide full service card issuer processing for approximately 2,200 community banks, most of which are ICBA members, including banks that issue cards directly and banks that issue cards through an agent relationship with a lead bank that funds the agent bank's credit card loans.

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

   We believe that overall growth in the number of credit cards issued in the U.S. market will slow over the next few years, predominantly due to increasing market saturation. However, the growth in the number and dollar volume of credit card transactions should continue to outpace the growth of the credit card base as a result of expanding acceptance of credit cards by non-traditional merchants and increasing card usage by cardholders. We expect continued rapid U.S. debit card growth as more financial institutions issue debit cards, convert ATM cards to debit cards, and migrate to on-line, real-time processing.

   In light of the above dynamics, we believe competitors in the U.S. card processing market are reformulating their strategies to focus on the following: protecting their current customer bases; taking away market share from the competition through increased emphasis on sales and marketing; developing more cost-effective technologies in order to compete more effectively on price; and adapting their systems and business models to support growing Internet opportunities. We believe that processing businesses that accomplish the above will have the opportunity to achieve strong growth over the next several years.

   We anticipate the market for our e-banking services will grow substantially for the foreseeable future, as the number of consumers and businesses using Internet banking will grow substantially. The banking industry continues to utilize third party organizations to provide e-banking technology and service. According to industry estimates, less than 20% of U.S. financial institutions have selected an e-banking service provider and the remainder will need to do so to remain competitive and retain customers. We believe this creates an attractive market opportunity for us.

   The International Market. Our revenue from international card processing operations has grown rapidly since we entered the international market in 1998, and now accounts for 23% of Card Solutions' revenue. This year, we expect to add 4.5 million cards in Australia, New Zealand, Ireland, and the U.K. under a 5-year contract we signed last year with National Australia Bank, one of the largest card issuing financial institutions in Australia.

   The international card processing market has grown rapidly over the last several years. We believe that this strong growth will continue well into the future, fueled by the rapid development of credit economies in Asian-Pacific and South American countries, international expansion of U.S. card issuers, and outsourcing trends among international financial institutions. Industry sources indicate that the aggregate dollar volume of international credit card transactions is expected to grow at a compound annual growth rate of 15% to 25% through 2005.

  Check Solutions

   The U.S. Market. While the total volume of checks written at the point-of-sale in the U.S. remains substantial--over 29 billion checks in 1999--we believe the total volume of checks presented to retailers has begun to decline. This is due in part to the growing use of debit and private label cards, as well as the recent weak performance of many major national retailers. At the same time, however, demand for cost-effective, accurate, and innovative check risk management products is strong, due to the following factors:

  . escalating check write-offs incurred by retailers due to increasing sophistication of check fraud;

  . increasing concentration of bad checks written at the point-of-sale due to the trend that higher credit quality consumers are paying more with credit and debit cards and writing fewer checks;

  . retailers' growing reliance on outside vendors to provide efficient point-of-sale check risk management solutions that not only minimize check losses, but also maximize sales through accurate identification of good check-writing customers; and

  . the emergence of new market segments demanding check risk management services such as the grocery, gaming, and check-cashing industries, the government and Internet.

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

   We believe this ongoing strong demand creates significant growth opportunities for our check risk management business in the U.S., which has benefited from our development and launch of a series of enhanced risk modeling capabilities and check risk management products, and our increased focus on sales and marketing to regional and local retailers to supplement our traditional leadership in the national retailer market.

   The International Market. Since our acquisition of Transax in Europe, Check Services' international operations have focused on the geographies served by Transax, including the U.K., Ireland, France, Australia, and New Zealand, and the traditional Canadian market. In terms of aggregate market share, we are the leading provider of check risk management solutions in those combined geographies. While check-writing may have begun to decline as a total percentage of point-of-sale payments, the low penetration of check risk management solutions in international markets creates a substantial growth opportunity for our Check Solutions' business internationally. Some of that opportunity relates to:

  . strong demand in the U.K. and France for flexible check risk management solutions as large mass retailers and wholesalers, which have traditionally not acquired check risk management solutions from third party service providers, look to outsourced solutions to reduce expenses and improve customer service;

  . low penetration of check risk management solutions in the overall retail market in the U.K. and France; i.e., less than 20% of retail merchants in the U.K. and less than 5% in France; and

  .  a large potential market for check risk management services in South
     America.

Our Strategy

   Our strategic objective is to strengthen our position as a leading global provider of payment processing and check risk management solutions. We intend to concentrate on the following strategies to accomplish our objective.

  Card Solutions

   Leverage our competitive strengths in the U.S. to further increase our share of revenue in the U.S. card and merchant processing markets, and in e-banking. Those strengths include:

  . our long-term contractual alliances with CSCU and ICBA, through which we maintain proven distribution channels and enjoy strong name recognition and quality-of-service ratings;

  . our "full service" processing capabilities, which enable us to provide among the most comprehensive card processing solutions available; and

  .  our highly competitive prices.

   Grow our customer base and processing volumes substantially outside the U.S. In international markets, we will continue to focus our marketing efforts on leading card processing prospects, develop flexible processing solutions tailored to the diverse credit cultures in Europe, Latin America and Asia-Pacific, and leverage our competitive advantages. These advantages include our strength in providing full service processing solutions, our extensive experience in managing international operations, and our proprietary card processing systems. Our proprietary systems are highly scalable and portable, and have been customized to process in numerous country-specific environments in over 27 countries around the world. This customization enables us to enter new geographic markets quickly and less expensively, and positions us to be a preferred vendor for outsourced card processing as this concept starts to take effect outside the U.S.

   Increase our revenues from new and existing products and services. We intend to aggressively market our expanded debit card processing solutions and capture a larger share of the rapidly growing debit card markets in the U.S. and abroad. We intend to aggressively market our card marketing services that assist our

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

customers in growing their cardholder portfolios and e-banking customer bases. We will develop and market new Internet service capabilities that will allow cardholders to manage their credit card accounts and conduct electronic commerce more efficiently and effectively.

  Check Solutions

   Leverage our competitive strengths to increase our market share in our traditional markets, both in the U.S. and internationally. Those strengths include what we believe are the industry's most advanced check risk management algorithms and systems, our proven ability to introduce successful new check risk management products, our position as one of the world's leading transaction risk management services providers, and our company's existing operations and customer relationships in Europe, Latin America, and Asia-Pacific.

   Continue our development and utilization of increasingly sophisticated risk modeling tools to differentiate our capabilities from the competition. These tools include proprietary algorithms and systems that we have developed independently, and others that we have developed with our alliance partners.

   Enter new markets such as check cashing, gaming, grocery, government, and Internet commerce by combining our current risk management and identity authentication solutions. This combined solution provides us with the ability to effectively manage risk in environments where the consumer is not present as well as at the traditional point-of-sale.

   Further, for both Card Solutions and Check Solutions, we intend to continue to aggressively pursue strategic alliances with, investments in, and acquisitions of, domestic and international companies that would enable us to increase our penetration in our current markets, enter new markets, expand our technology expertise to help us further enhance our processing, risk management and e-banking solutions, or to increase operating efficiencies.

Products and Services

  Card Solutions

   Card Issuer Services. We provide card issuer services to financial institutions that issue VISA and MasterCard credit and debit cards, and to retailers and other issuers of private label payment cards, for use by both consumers and business accounts. Our debit card services support both off-line debit cards, which are processed similarly to credit cards, and on-line debit cards, through which cardholders obtain immediate access to funds in their bank account through ATMs, or merchant point-of-sale terminals. The majority of the card issuer programs that we provide are full service solutions. They are full service because they include essentially all of the operations and support necessary for an issuer to operate a credit and debit card program. More specifically, we process all the debit and credit card transactions on the credit and debit cards issued by our customers, including electronically authorizing the transactions, capturing the transaction data and settling the transactions, and we provide full service back-office support functions for their programs. These support functions include: embossing and mailing their credit and debit cards to their customers; customer service on behalf of the card issuer to their customers; card portfolio management and analysis; invoicing their cardholders; receiving and processing cardholder payments; and pursuing delinquent or fraudulent accounts. We do not make credit decisions for our customers, nor do we fund their card receivables. Our services are menu driven, and offer flexibility for those of our customers that require less than our full service programs. Such customers include large card issuing banks that contract with us to provide transaction processing, but who choose to invest the capital and human resources necessary to provide their own back-office program support.

   In the U.S., we have been highly successful in marketing our card issuer services to credit unions and independent community banks. These two customer segments consist predominantly of small and mid-sized card issuers that cannot independently achieve the economies of scale that would justify setting up their own credit and debit card operations. We provide our card issuer services to these customers primarily through the contracts we have with CSCU and ICBA. We have a standard product offering in place with each of these organizations, which offer these products to their respective members with our company as the service provider. These alliances allow us to leverage the marketing channels of those two organizations, and eliminate the need for us to negotiate price, terms, and service offerings with individual credit unions or community banks. As a result, we are the number one provider, in terms of market share, of comprehensive card processing solutions to U.S. credit unions and to independent community bank card issuers in the U.S.

   We provide card issuer services internationally through our operations in Brazil, Chile, and the U.K. We expect to commence providing card issuer processing services later this year in Australia, New Zealand, and Ireland, pursuant to the major contract we signed with the National Australia Bank in 2000.

   Merchant Processing Services. We provide merchant processing services that enable retailers and other merchants to accept electronic payment cards in payment for goods and services. We provide our merchant processing services both directly to merchants who accept credit and debit cards, and through contracts with financial institutions and others where our solutions enable them to service the card processing needs of their merchant customers. Our services comprise card transaction authorization, accounting and data capture, transaction settlement, and dispute resolution.

   E-Banking Solutions. Our principal e-banking products include Internet banking solutions for financial institutions that offer retail Internet banking services to consumers and corporate Internet banking services to businesses. We provide these solutions either by licensing our products to our customers for their operation in-house, or as an application services provider, or ASP, where the customers are linked to our central service bureau.

   Our retail Internet banking services enable our bank customers to offer a wide array of PC-based banking services to consumers, such as on-line account information access and electronic bill payment. Our corporate Internet banking services enable our bank customers to offer the business community various electronic commercial banking services, including transmission of account and other business information between the bank and the business customer, bill payment, funds transfers, loan and account applications, and other electronic services.

   We also provide ACH origination products, which enable financial institution customers to comply with various National Automated Clearing House Association rules and regulations, and to manage risk associated with electronic funds transfer. We also provide telephone banking capabilities to our customers.

  Check Solutions

   Check Solutions principally provides check risk management and related processing services to businesses accepting or cashing checks at the point-of-sale. We serve national and regional merchants, including national retail chains such as Sears, Best Buy, Walgreen's, Federated, and Target, hotels, automotive dealers, telecommunications companies, supermarkets, casinos, mail order houses, and other businesses. Our services allow our clients to run their customers' personal and business checks through an authorization process that reveals whether a customer has previously written bad checks and the likelihood that a check will clear.

   Our check risk management services include diverse solutions tailored to the specific needs of the customer. They include Welcome Check(R) guarantee services, where we accept the bad check risk associated with checks authorized by our system, and Welcome Check(R) verification services, where our customers retain the risk. We also provide blends of guarantee and verification services to meet specific customer needs. All of our products leverage our proprietary system, PathWays(TM). PathWays provides the flexibility, utilizing our risk management data and proprietary models, to manage check acceptance risk by controlling the risk management parameters on a store by store, or even a cash register by cash register, basis.

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

   In recent years, we believe we have led our industry in the introduction of successful, innovative new solutions for existing and new markets. In addition to PathWays referred to above, we have introduced: 4/Detection(TM), a software product that helps employers combat employee fraud; PayCheck Accept(TM), which enables supermarkets and gaming establishments to reduce the risk of check losses and fraud in connection with their payroll check cashing services; third party check collections for retailers utilizing our verification services; and electronic check risk management solutions enabled for electronic commerce, which enable retailers to safely and securely accept payments over the Internet.

   We provide our check risk management solutions internationally in Canada, the U.K., Ireland, France, Australia, and New Zealand. Our principal product in all those countries is check guarantee, although mass retailers are beginning to utilize our check verification and collection services. We have also introduced new innovative solutions in the international markets that we serve. These solutions include accounts receivable warranty, which enables a retailer to extend short term credit to its small business customers, and deferred debit solutions, which allow retailers to accept consumer payments electronically.

Sales and Marketing

   We market our products and services through a direct sales force and indirect sales channels, such as CSCU and ICBA, independent sales organizations, marketing alliances, and financial institutions. Additionally, we market directly to customers through print advertising and direct mail efforts. We participate in major industry tradeshow and publicity events and actively employ various public relations campaigns. Our strategy is to use the most efficient delivery system available to successfully acquire customers and build awareness of our products and services.

   We organize our direct sales force by customer market segment or distribution channel, such as financial institutions, retailers, e-commerce providers, and network and gateway providers. Our direct sales force is capable of selling all or a portion of our products and services to offer the most effective solution for each customer's particular needs. We work collaboratively with our customers and prospective customers to help them identify key needs and create new solutions using our products and services. Because many of our customers use a single product or service, or a combination of products or services, our direct sales force has begun to target existing customers to leverage cross-selling opportunities. Our international sales force is focused on the sale of our card issuer services, merchant processing services, check risk management services and our proprietary card software solutions.

Competition

   The markets for card transaction processing, check risk management services, and e-banking solutions are highly competitive, and we expect that competition will intensify in the future as the e-commerce and Internet markets continue to develop and expand. Our principal competitors include:

  . third-party credit and debit card processors, including First Data, Total System Services, EDS, and Payment Systems for Credit Unions, Inc.;

  . third-party software providers, such as PaySys, who license their card processing systems to financial institutions and third party processors; and

  . check authorization, guaranty and risk management service providers, including First Data's TeleCheck Services division, eFunds, and International Check Services.

   In general, we believe that our ability to compete successfully depends upon a number of factors, including:

  . the reliability, security, speed, and capacity of our systems and technical infrastructure;

  . the comprehensiveness, scalability, ease of use, and service levels of our products and services;

  . our strong relationships with CSCU and ICBA, and the related scale advantages achieved through them;

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

  . our ability to interface with vendors of data processing software and services;

  . our pricing policies and the pricing policies of our competitors and suppliers;

  .  our risk assessment and fraud detection expertise;

  . the timing of introductions of new products and services by us and our competitors; and

  .  our ability to support unique customer requirements.

Research and Development

   Our research and development activities have related primarily to the design and development of our payment processing systems and related software applications and risk management platforms. We expect to continue our practice of investing substantial resources to extend the functionality of our proprietary processing systems, and to develop new and innovative solutions in response to the needs of our customers. In addition, we intend to offer products and services that are compatible with new and emerging delivery channels such as the Internet.

Additional Financial Information About Segments, Geographic Areas, and Products and Services

   Note 11, entitled "Segment Information," in the "Combined Financial Statements of the Equifax Payment Services division," included elsewhere in this information statement, contains additional information about our business segments, operations within and outside of the U.S., and products and services. This information is incorporated by reference into this section of this information statement.

Intellectual Property Rights

   We rely on a combination of contractual restrictions and trademark, copyright, and trade secret law to establish and protect our trademarks, software, and know-how. These legal protections afford only limited protection of our proprietary rights. It may be possible for a third party to copy our products and services or otherwise obtain and use our proprietary information without our permission. There is no assurance that our competitors will not independently develop services and products that are substantially equivalent or superior to ours. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the U.S.

Government Regulation

   Various aspects of our businesses are subject to federal, state, and foreign regulation. Our failure to comply with any applicable laws and regulations could result in restrictions on our ability to provide our products and services, as well as the imposition of civil fines and criminal penalties.

   As a provider of electronic data processing and back-office services to financial institutions, we are subject to regulatory oversight and examination by the Federal Financial Institutions Examination Council, an interagency body comprised of the various federal bank and thrift regulators and the National Credit Union Association. In addition, we may be subject to possible review by state agencies that regulate banks in each state where we conduct our electronic processing activities.

   Because we maintain in the U.S. a data base containing the check-writing histories of consumers, and use that information to provide our check risk management services, our check risk management business is subject to the federal Fair Credit Reporting Act and various similar state laws. Among other things, the Fair Credit Reporting Act imposes requirements on us concerning data accuracy, and provides that consumers have the right to know the contents of their check-writing histories, to dispute their accuracy, and to require verification or removal of disputed information. In furtherance of our objectives of data accuracy, fair treatment of consumers, and protection of consumers' personal information, in addition to best ensuring we comply with these laws, we maintain a high level of security for our computer systems in which consumer data resides, and we maintain consumer relations call centers to facilitate efficient handling of consumer requests for information and handling of disputes.


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

   Our check collection services are subject to the Fair Debt Collection Practices Act and various state collection laws and licensing requirements. The Federal Trade Commission, as well as state attorneys general and other agencies, have enforcement responsibility over the collection laws, as well as the various credit reporting laws.

   Because we do business in international markets as well as in the U.S., we are subject to laws and regulations in jurisdictions outside the U.S. that regulate many of the same activities that are described above, including electronic data processing and back-office services for financial institutions and use of consumer information.

   Congress and various state legislatures and regulators, as well as legislative bodies and regulators outside the U.S., are increasingly focused on the passage of laws and regulations that restrict businesses' purchase and sale, use, or sharing, of nonpublic personal information about consumers. For example, in 1999, Congress passed The Gramm-Leach-Bliley Act, which, among other things, imposes significant obligations on financial institutions designed to ensure that nonpublic personal information pertaining to their account holders is protected from unauthorized disclosure to third parties. While Gramm-Leach-Bliley imposes significant restrictions and requirements on our financial institution customer base, and has an indirect impact on our business in that we process and store account holder data on behalf of those customers, we believe neither that law nor any other recently enacted privacy laws or regulations have a significant negative impact on our businesses. However, U.S. and foreign legislators and regulators continue to consider new laws and regulations in the consumer data protection area, including, among other things, laws and regulations that would further restrict the purchase and sale, use, or sharing of consumer information by financial institutions and other businesses, restrict the use of social security numbers for commercial purposes, and require disclosure by businesses of scoring algorithms used in making credit or similar decisions regarding consumers.

   As a provider of Internet based products and services, we may also become subject to laws and regulations that may be adopted in the future with respect to the Internet or e-commerce covering areas such as data protection and other consumer protections, pricing, content, copyrights, taxation, and characteristics and quality of products and services. Moreover, the applicability to the Internet of existing laws governing data protection, property ownership, taxation, defamation, and other areas is uncertain and may remain uncertain for a considerable length of time. Both new regulation, and the applicability and uncertainty of existing regulation, may impede the Internet's growth and slow the demand for our Internet based products and services or increase our cost of providing them.

   Although we do not believe that compliance with future laws and regulations related to our businesses, including future consumer protection laws and regulations, will have a material adverse effect on our company, enactment of new laws and regulations may increasingly affect the operations of our business, which could result in substantial regulatory compliance costs, litigation expense, adverse publicity, or loss of revenue.

Employees

   We have approximately 5,700 employees, most of whom are full time, including approximately 2,700 in the U.S., 2,100 in Brazil, and 600 in the U.K. Of our total number of employees, approximately 5,100 persons are engaged in operations, 300 in sales and marketing, and 300 in administrative or other functions. None of our U.S. work force is currently unionized. We have not experienced any work stoppages and consider our relations with our employees to be good.

Properties

   Our corporate headquarters will be located in metropolitan Atlanta, Georgia pursuant to a lease that we expect to enter into with an unaffiliated third party prior to the distribution. Our principal operations center and administration, sales, marketing, and development facilities are located in St. Petersburg, Florida, in a 305,000 square foot building. We have other smaller leased operations facilities in Wisconsin, Utah, and Georgia. In support of our international operations, we have leased operations centers in Brazil, Chile, the U.K., France, and Australia. We also have a number of small sales or support offices in the geographies where we do business.

   We own or lease a variety of computers and other related equipment for our operational needs. We continue to upgrade and expand our computers and related equipment in order to increase efficiency, enhance reliability, and provide the necessary base for business expansion.

   We believe that all of our facilities and equipment are in good condition and are well maintained and adequate for our business as presently conducted.

Legal Proceedings

   We are party to a number of routine claims and lawsuits incidental to our business. In addition, a class action lawsuit is pending against Equifax Check Services, Inc., a subsidiary of Equifax that will be contributed to us immediately prior to the distribution, in the U.S. District Court for the Eastern District of California. This action is based on a claim that our practice of assessing a service charge on unpaid checks allegedly violated provisions of the federal Fair Debt Collection Practices Act and California's Unfair Business Practices Act during the period from August 1992 through December 1996. The plaintiffs seek, among other remedies, a refund of all service charges collected from California consumers during this period, prejudgment interest, statutory damages under the Fair Debt Collection Practices Act, and attorneys' fees, which amounts in the aggregate, could exceed $15 million. Equifax has defended, and will continue to defend this action vigorously, however, litigation is inherently uncertain and we may not prevail.

   Other than as described above, we believe there is no litigation pending against us that could, individually or in the aggregate, have a material adverse effect on our business.

      RELATIONSHIP BETWEEN EQUIFAX AND OUR COMPANY AFTER THE DISTRIBUTION

   In connection with the distribution, we will enter into a distribution agreement and a number of ancillary agreements with Equifax for the purpose of accomplishing the contribution to us of the businesses described in this information statement and the distribution. These agreements, which will govern the relationship between Equifax and us after the distribution and provide, among other things, for the allocation of employee benefits, tax and other liabilities and obligations attributable to periods prior to the distribution, will have been prepared before the distribution, and will reflect agreements between affiliated parties established without arms-length negotiation. We anticipate, however, that the terms of these agreements will equitably reflect the benefits and costs of our ongoing relationship with Equifax. The ancillary agreements include:

  .  Employee Benefits Agreement;

  .  Transition Support Agreement;

  .  Intercompany Data Purchase Agreement;

  .  Tax Sharing and Indemnification Agreement; and

  .  Intellectual Property Agreement.

   Of the agreements summarized below, the material agreements have been or will be filed as exhibits to the registration statement that we have filed with the SEC, of which this information statement forms a part. The summaries of the material agreements are qualified in their entireties by reference to the full text of the agreements. See "Where You Can Obtain Additional Information."

Distribution Agreement

   The distribution agreement will set forth the agreements between Equifax and us with respect to the principal corporate transactions required to effect the contribution and the distribution, and the other agreements governing the continuing relationship between us and Equifax after the distribution.

  The Contribution; Allocation of Assets and Liabilities; No Representations and Warranties

   In connection with the distribution, Equifax will contribute to us all of the payment services businesses described in this information statement. It will effect this contribution by transferring, or causing its subsidiaries to transfer, all of the issued and outstanding capital stock of its direct or indirect subsidiaries conducting our business, and all of its other material assets used in the conduct of the payment services businesses described in this information statement.

   The distribution agreement will also provide generally that all assets and liabilities of the contributed businesses conducted by Equifax prior to the distribution will be vested solely in us after the distribution. Equifax will have no interest in our assets and business and generally will have no obligation with respect to our liabilities after the distribution. Similarly, we will have no interest in the assets of Equifax's other businesses and generally will have no obligation with respect to the liabilities of Equifax's retained businesses after the distribution.

   Except as expressly set forth in the distribution agreement or in any other ancillary agreement, neither we nor Equifax will make any representation or warranty as to the assets, businesses, or liabilities transferred or assumed as part of the contribution, as to any consents or approvals required in connection with the transfers, as to the value or freedom from any security interests of any of the assets transferred, as to the absence of any defenses or freedom from counterclaim with respect to any claim of either us or Equifax, or as to the legal sufficiency of any assignment, document, or instrument delivered to convey title to any asset transferred. Except as expressly set forth in any other ancillary agreement, all assets will be transferred on an "as is," "where is" basis, and the respective transferees will agree to bear the economic and legal risks that any conveyance is insufficient to vest in the transferee good and marketable title, free and clear of any security interest and that any necessary consents or approvals are not obtained or that requirements of laws or judgments are not complied with.

  The Distribution

   The distribution agreement will provide that, subject to the terms and conditions contained in the agreement, we and Equifax will take all reasonable steps necessary and appropriate to cause all conditions to the distribution to
be satisfied, and to effect the distribution as of 11:59 p.m. on        , 2001.
Equifax's agreement to consummate the distribution will be subject to the satisfaction or waiver by the Equifax board, in its sole discretion, of the following conditions:

  . Equifax's board or its duly appointed committee, has established the record date and the distribution date and any appropriate procedures in connection with the distribution;

  .  all necessary regulatory approvals have been received;

  .  this information statement has been mailed to the Equifax shareholders;

  . the registration statement on Form 10, of which this information statement is a part, has been declared effective under the federal Exchange Act;

  . our board of directors named in this information statement has been elected and our amended and restated articles of incorporation and bylaws have been adopted and are in effect;

  . our common stock has been approved for listing on the New York Stock Exchange, subject to official notice of issuance;

  . a favorable tax ruling is received from the IRS, to the effect that, among other things, the contributions constitute a reorganization pursuant to Section 368(a)(1)(D) of the Internal Revenue Code and that distribution will qualify as a tax-free distribution for federal income tax purposes under Section 355 of the Internal Revenue Code;

  .  we have entered into an agreement establishing our new credit facility;

  .  we have performed our obligations under the distribution agreement;

  . we and Equifax have taken all action necessary or appropriate under the securities or blue sky laws of states or other political subdivisions of the U.S. in connection with the distribution; and

  . no order, injunction, or decree by any court of competent jurisdiction, or other legal restraint or prohibition, preventing consummation of the distribution will have been issued or be in effect.

   Following the satisfaction or waiver of the conditions enumerated above, the distribution agreement will provide that on or prior to the effectiveness of the distribution, Equifax will deliver to the distribution agent a certificate or certificates representing all of the outstanding shares of our common stock. Equifax will instruct the distribution agent to distribute those shares on
           , 2001 or as soon thereafter as practicable in a proportion equal to one of our shares of common stock for every shares of Equifax common stock
outstanding as of        , 2001.

  Indemnification

   We will agree to indemnify, hold harmless, and defend Equifax, each of its affiliates and each of their respective directors, officers, and employees, from and against any and all damage, loss, liability, and expense they may incur or suffer, arising out of or due to:

  . the failure of us or any of our affiliates or any other person to pay, perform, or otherwise discharge any liabilities of the contributed businesses, including, without limitation:

    . our liabilities under the distribution agreement or any ancillary agreement;

    . liabilities incurred in connection with the conduct or operation of the contributed businesses, including any acquired businesses, or our ownership or use of our assets, whether arising before, at, or after the distribution date;

    . liabilities set forth on the balance sheet of the payment services group of Equifax as of the effective time of the distribution;

    . liabilities of Equifax or our company relating to any business formerly owned or operated by us or the contributed businesses or arising out of the sale of any of those businesses; or

    . liabilities relating to the acquisition by any of the contributed businesses of any business prior to the effective time of the distribution, except to the extent such liabilities arise out of the issuance of securities of Equifax in any such acquisition; and

  . any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated in the registration statement, the preliminary or final information statement, or any amendment or supplement thereto or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements in the registration statement or this information statement not misleading, except to the extent such liabilities arise out of or are based upon information included in any section of the registration statement or this information statement about Equifax.

   Equifax will agree to indemnify, hold harmless, and defend us, each of our affiliates and each of our and their respective directors, officers, and employees, from and against any and all damage, loss, liability, and expense we or they may incur or suffer, arising out of or due to:

  . the failure of Equifax or any affiliate of Equifax or any other person to pay, perform, or otherwise discharge any liabilities of Equifax or its affiliates other than liabilities associated with the contributed businesses that we have assumed and liabilities under the distribution agreement or any ancillary agreement; and

  . any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated in the registration statement, the preliminary or final information statement, or any amendment or supplement thereto or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements in the registration statement or this information statement not misleading, except to the extent such liabilities arise out of or are based upon information included in any section of the registration statement or this information statement about us.

   In circumstances in which the indemnity is unavailable or insufficient, for any reason, to hold harmless a party entitled to indemnification in respect of any indemnifiable losses under the distribution agreement, each indemnifying party, in order to provide for just and equitable contribution, will contribute to the amount paid or payable by such indemnified party as a result of these indemnifiable losses, in a proportion appropriate to reflect the relative fault of the indemnifying party or parties on the one hand and the indemnified party on the other in connection with the statements or omissions or alleged statements or omissions that resulted in these indemnifiable losses, as well as any other relevant equitable considerations.

   The distribution agreement also will specify procedures with respect to claims subject to indemnification and related matters.

  Insurance

   The distribution agreement will obligate us to use our best efforts to procure and maintain for at least five years directors' and officers' liability insurance coverage at least equal to the amount of Equifax's current directors' and officers' insurance coverage with respect to directors and officers of Equifax who will become our directors and officers as of the effective date of the distribution for acts as our directors and officers for periods from and after the date of the distribution. The distribution agreement will obligate Equifax to use its best efforts to maintain directors' and officers' liability insurance coverage at least equal to the amount of Equifax's current directors' and officers' liability insurance coverage for at least five years with respect to the directors and officers of Equifax who will become directors and officers of us as of the date of the distribution for acts as directors and officers of Equifax or one of its affiliates during periods prior to the date of the distribution.

  Dispute Resolution

   The distribution agreement will contain provisions that govern, except as otherwise provided in any ancillary agreement, the resolution of disputes, controversies, or claims that may arise between us and Equifax. These provisions contemplate that efforts will be made to resolve disputes, controversies, and claims by escalation of the matter to senior management and other representatives of us and Equifax. If those efforts are not successful, either we or Equifax may submit the dispute, controversy, or claim to binding arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association, subject to the provisions of the agreement.

  Expenses

   The distribution agreement will provide that Equifax will pay all costs and expenses incurred in connection with the consummation of the distribution and the transactions contemplated by the agreement and all costs and expenses incurred in connection with the preparation, execution, delivery, and implementation of the distribution agreement and the ancillary agreements. None of the expenses that Equifax will pay are direct or indirect expenses of Equifax's shareholders relating to the transactions. Equifax will also pay its other expenses of the transaction, including the legal, filing, accounting, printing, and other expenses incurred in connection with the preparation, printing, and filing of the registration statement on Form 10 of which this information statement is a part and this information statement.

  Amendments and Waivers; Further Assurances

   The distribution agreement will provide that it may only be amended or rights under it waived by an instrument signed by the party to be charged with the amendment or waiver. We and Equifax will agree to use our respective reasonable efforts to:

  . execute and deliver any additional instruments and documents and take any other actions the other party may reasonably request to effectuate the purposes of the distribution agreement and the ancillary agreements and their terms; and

  . to take all actions and do all things reasonably necessary under applicable laws and agreements or otherwise to consummate and make effective the transactions contemplated by the distribution agreement and the ancillary agreements.

Employee Benefits Agreement

   We will enter into an employee benefits agreement with Equifax that will provide for the transition of employee plans and programs, including stock option and long-term incentive compensation programs, sponsored by Equifax for its employees who will become our employees. The agreement will allocate responsibility for certain employee benefits matters and liabilities after the distribution date, including benefits for former employees of the payment services businesses. Under this agreement, we will become liable for providing specified welfare and retirement benefits to our employees after the date of the distribution, which will generally be similar to the benefits Equifax provided to such employees. These benefits include medical, dental, and vision benefits, flexible spending accounts covering health care and dependent care expenses, life and accident insurance plans, short and long term disability plans, a severance plan, a 401(k) plan, policies covering vacations, holidays, and sick leave, an annual incentive plan, a long-term incentive plan, a split-dollar insurance plan, and director compensation plans. Except as otherwise provided in the employee benefits agreement, as of the date of the distribution, our employees will generally cease participation in Equifax employee benefit plans and begin participation in our plans, and we will generally recognize, among other things, our employees' past service with Equifax for purposes of our employee benefit plans. Except as specifically provided in the employee benefits agreement, nothing in that agreement will restrict our or Equifax's ability to amend or terminate any of our or Equifax's respective employee benefit plans.

  Retirement Plans

   Not later than the distribution date, we will establish our own qualified defined contribution plan under Section 401(k) of the Internal Revenue Code, which generally will be similar to Equifax's 401(k) plan as in effect at such time. Our 401(k) plan will cover all current and former employees of the payment services businesses who immediately prior to the plan's effective date were participants in Equifax's 401(k) plan. The Equifax 401(k) plan will transfer to our 401(k) plan the account balances of each of these participants, and each will be credited under our 401(k) plan with the account balance credited to him or her as of the transfer date under the terms of Equifax's 401(k) plan. An Equifax stock account and an Equifax PS Stock account will be maintained under the 401(k) plans of both companies to hold the shares of Equifax common stock and our common stock distributed with respect to such Equifax common stock. The impact of the distribution on participants in the defined benefit pension plan maintained by Equifax who will become our employees is under review and has not been determined.

  Health and Welfare Plans

   Except as otherwise provided in the employee benefits agreement, we will assume all liabilities and responsibilities for providing health and welfare benefits to our employees. As of the date of the distribution, we intend to establish health and welfare plans that are substantially similar to the Equifax plans. During a transition period after the distribution, we will administer some of our plans in conjunction with the respective Equifax plans and provide reimbursement to Equifax for any costs or expenses it incurs in connection with such administration. For those benefits that are provided through insurance, Equifax will take steps to have each insurance carrier agree to allow our employees to continue to be covered by Equifax's policies on substantially the same basis during the transition period. We expect that the transition period for most plans will conclude on or before December 31, 2001.

  Stock and Incentive Compensation Plans

   Stock Options and Restricted Stock. Pursuant to the employee benefits agreement, Equifax stock options held by our employees will be converted to our stock options at the time of the distribution. As part of the conversion, we will multiply the number of shares purchasable under each converted stock option by a ratio determined at the time of the distribution and divide the exercise price per share of each option by the same ratio. Fractional shares will be rounded down to the nearest whole number of shares. All other terms of the converted stock options will remain the same as those in effect immediately prior to the distribution. The treatment of Equifax restricted stock in connection with the distribution is under review and has not been determined.

   Long-Term Incentive Plan. Under the current long-term incentive plan, with respect to awards for the long-term incentive measurement period ending December 31, 2001 and payable in January 2002, Equifax will be responsible for determining the extent to which established performance criteria have been met and for making any required payments under the plan to all participants including our employees, counting employment with us after the distribution as employment with Equifax for purposes of the plan. The treatment of awards for the long-term incentive measurement period ending December 31, 2002 and payable in January

2003 is under review and has not been determined. After the distribution, we intend to establish a new long-term incentive program which we expect will be similar to the current Equifax plan.

   Split-Dollar Insurance Program. The employee benefits agreement provides that we will continue to maintain for our participating employees the incentive split-dollar insurance program currently sponsored by Equifax. The split-dollar insurance policies and related collateral assignments will remain in place and the rights and obligations with respect to our employees will be transferred to us.

Transition Support Agreement

   We will enter into a transition support agreement with Equifax prior to the distribution under which, in exchange for the fees specified in that agreement, Equifax will agree to continue to provide various administrative and other transition services to us, and we will agree to provide certain transition services to Equifax.

   The period during which each party is required to provide services to the other will vary depending upon the particular category of service, but in no event will any service be provided beyond 24 months from the effective time of the distribution.

   The transition support agreement will provide that it may be terminated by mutual consent of the parties, by either party for a material uncured breach, the insolvency of either party, or the acquisition of either party by a competitor of the non-acquired party, but such termination will be applicable only with respect to services provided by the non-acquired party to the portion of the acquired party's business that has been affected by the change in control. The party receiving the services under this agreement will indemnify the party furnishing the services, subject to certain limitations, for losses resulting from the provider's furnishing or failure to furnish the services unless the party receiving the services commits willful misconduct or gross negligence. The party furnishing the services will indemnify the party receiving the services, subject to certain limitations, for losses resulting from its willful misconduct or gross negligence in providing services.

Intercompany Data Purchase Agreement

   Under the intercompany data purchase agreement that we will enter into with Equifax, each party will have the right to purchase from the other certain data for use in its operations, on a non-exclusive, arm's-length basis. The term of the agreement will be for two years following the distribution, and may be renegotiated after that period.

Tax Sharing and Indemnification Agreement

   We will enter into a tax sharing and indemnification agreement with Equifax that will govern the allocation between the companies of federal, state, local, and foreign tax liabilities and related tax matters, such as the preparation and filing of tax returns and tax contests, for the taxable periods before and after the distribution.

   The tax sharing and indemnification agreement will have the following provisions that concern events which might occur after the distribution that could have an adverse affect on the tax treatment of the distribution:

  . Each company will be responsible for, and will indemnify the other company from and against, any tax liability resulting from any action by such company that may cause the tax treatment of the distribution, the preceding contributions of capital and related transactions to be different than as contemplated in the IRS ruling request, including:

    . a determination that the contribution and distribution do not qualify for tax-free treatment under Sections 368(a)(1)(D) and 355 of the Code; or

    . a determination that the distribution is taxable to Equifax pursuant to Sections 355(e) of the Code.

  . Each company will be responsible for, and will indemnify the other company from and against, any tax liability resulting from any breach of a factual statement or representation with respect to the indemnifying company made by Equifax to the IRS in connection with the IRS ruling request.

  . To maintain the qualification of the distribution as tax-free under Sections 368(a)(1)(D) and 355 of the Code, there are material limitations on transactions in which either company may be involved during the two-year period following the distribution date. Specifically, during this two-year period, each company will agree to refrain from engaging in any of the following transactions unless it obtains (i) a private letter ruling from the IRS or an opinion from a tax advisor reasonably acceptable to the other party providing that the transaction will not affect the tax-free treatment of the distribution and the preceding contributions of capital, or (ii) the consent of the other party to the tax sharing and indemnification agreement:

    .  the company's liquidation or merger with another corporation;

    . the redemption, purchase, or reacquisition of more than a de minimis amount of the company's own capital stock;

    .  the disposition or sale, other than in the ordinary course of
       business, of assets with a value of more than $      constituting
       the company's current trades or business being relied upon in the IRS ruling request;

    . the discontinuance of the active conduct of the company's current trades or businesses being relied upon in the IRS ruling request; or

    . any other transaction resulting in the direct or indirect acquisition of the indemnifying company's stock representing a 50% or greater interest in that company within the meaning of Section 355(e) of the Internal Revenue Code.

   If a company enters into any of these transactions, without the required IRS private letter ruling or opinion from tax counsel, or without the other party's consent, that company will be responsible for, and will indemnify the other company from and against, any tax liability resulting from any such transaction.

   The tax sharing and indemnification agreement also will contain the following technical provisions:

  . We will be responsible for the respective federal, state, and foreign income tax liabilities attributable to any of our subsidiaries relating to all taxable periods. Accordingly, we will indemnify Equifax and its subsidiaries against any income tax liabilities attributable to any of our subsidiaries.

  . Similarly, Equifax will be responsible for the respective federal, state, and foreign income tax liabilities attributable to Equifax or its subsidiaries, other than us and our subsidiaries, relating to all taxable periods. Accordingly, Equifax will indemnify us and our subsidiaries against any such tax liabilities attributable to any of Equifax's remaining subsidiaries.

  . Any tax refund or tax benefit received by either company that is on account of or otherwise attributable to the other company will be paid by the receiving company to the other company.

  . Following the distribution, the company to which a tax return relates generally will be responsible for preparing and filing such return, with the other company providing the requisite information, assistance, and cooperation.

  . Each company generally will be responsible for handling, settling, and contesting any tax liability for which it is liable under the terms of the tax sharing and indemnification agreement.

Intellectual Property Agreement

   We will enter into an agreement with Equifax that will address the allocation between us and Equifax of copyrights, trademarks, software, and other intellectual property. The agreement will provide that Equifax will transfer to us, without charge, title to any of the intellectual property used solely or primarily in our businesses, effective at the effective time of the distribution. Equifax will retain title to any of the intellectual property it uses solely or primarily in its businesses. As of the effective time of the distribution, each party will license any intellectual property that it will own after giving effect to this allocation of ownership to the other party, if the other party uses that intellectual property. These licenses will be on a royalty free, non-exclusive basis, subject to agreed limitations. Each party will agree to cooperate with the other after the effective time of the distribution to carry out the purposes of the intellectual property agreement and the related licenses granted by each party to the other.

   This agreement will also state that Equifax will provide us with certain rights to specified third party software and other intellectual property necessary for the continued operation of our businesses. After the effective time of the distribution, we will be responsible for on-going maintenance, support, and upgrades associated with the continued use of these third party rights at our expense. Each party will agree to cooperate after the distribution with the other party in the identification, negotiation, assignment, and acquisition of these third party rights as may be reasonably necessary to carry out the purpose of the intellectual property agreement.

                                   MANAGEMENT

Our Directors and Executive Officers

   Following the distribution, our board of directors will be comprised of up to eight directors, only one of whom will be an executive officer. Thomas F. Chapman and Lee A. Kennedy, who are directors and employees of Equifax, and Kent E. Mast, who is an employee of Equifax, are currently serving as our directors and have been our directors since our inception. In connection with the distribution, Kent E. Mast will resign and up to six non-employee directors will be elected to the board prior to the distribution date. Our board of directors will be divided into three classes. Commencing with the annual meeting of shareholders to be held in fiscal 2002, directors for each class will be elected at the annual meeting of shareholders held in the year in which the term for such class expires and thereafter will serve for a term of three years.

   The following table sets forth information as to persons who serve or who we expect to serve as our directors and executive officers immediately following the distribution. Our board of directors may appoint additional executive officers from time to time.

 Name                            Age                         Position(s)
 ----                            ---                         -----------
 Thomas F. Chapman..............  57  Chairman of the Board

 Lee A. Kennedy.................  50  President, Chief Executive Officer and Director


 Larry J. Towe..................  52  Executive Vice President and Chief Operating Officer


 Michael T. Vollkommer..........  42  Corporate Vice President and Chief Financial Officer


 Bruce S. Richards..............  46  Corporate Vice President, General Counsel and Secretary


 Gerard Ballard.................  43  Corporate Vice President and Chief Technology Officer

 Gerald A. Hines................  53  Senior Vice President and Group Executive--Card Solutions

 Jeffrey S. Carbiener...........  38  Senior Vice President and Group Executive--Check Solutions

 David K. Hunt..................  55  Director

 Kathy Brittain White...........  51  Director

 Richard Child..................  46  Director

 Charles T. Doyle...............  66  Director

   Thomas F. Chapman is currently a director, and will remain a director and serve as our Chairman of the Board following the distribution. Mr. Chapman has been Chairman of the Board and Chief Executive Officer of Equifax since May 1999, and will continue to serve as Chairman of the Board and Chief Executive Officer of Equifax following the distribution. Mr. Chapman served as President and Chief Executive Officer of Equifax from January 1998 to April 1999, and as President and Chief Operating Officer of Equifax from August 1997 to January 1998. Before that, he served as Executive Vice President and Group Executive of Equifax since April 1993. Mr. Chapman has been a director of Equifax since January 1994 and will remain a director of Equifax following the distribution. Mr. Chapman currently serves as a director of The Southern Company.

   Lee A. Kennedy is currently a director, and will remain a director and serve as our President and Chief Executive Officer following the distribution. Mr. Kennedy currently serves as President, Chief Operating Officer, and a director of Equifax, positions he has held since June 1999, and from which he will resign immediately prior to the distribution. From June 1997 to June 1999, Mr. Kennedy served as Executive Vice President and Group Executive of Equifax. From July 1995 to July 1997 he served as President of Equifax's Payment Services group. From 1992 until July 1995, Mr. Kennedy was Senior Vice President and General Manager of Equifax Card Services.

   Larry J. Towe will be our Executive Vice President and Chief Operating Officer following the distribution. Mr. Towe currently serves as Executive Vice President and Group Executive--Payment Services, positions he has held since July 1999. From May 1997 to July 1999, Mr. Towe served as Senior Vice President and General Manager, Equifax Card Solutions, International. Before that, since May 1996, he served as President, FBS Software, which Equifax acquired in July 1994.

   Michael T. Vollkommer will be our Corporate Vice President and Chief Financial Officer following the distribution. Mr. Vollkommer currently serves as Corporate Vice President and Controller of Equifax, a position he has held since November 1999. From December 1998 to August 1999, Mr. Vollkommer was Vice President--Finance of Superior TeleCom, Inc., a manufacturer of copper wire and cable products. Before that, he held executive officer positions with Alumax Inc., a producer of primary aluminum and fabricated aluminum products, including Vice President and Chief Financial Officer from December 1997 to August 1998, Vice President-Strategic Planning and Corporate Development from June 1997 to December 1997, and Vice President and Controller from January 1994 to June 1997.

   Bruce S. Richards will be our Corporate Vice President, General Counsel, and Secretary following the distribution. Mr. Richards has been Corporate Vice President of Equifax since November 2000. From November 1996 to November 2000, Mr. Richards served as Corporate Vice President and General Counsel of Equifax. From January 1993 to November 1996, he served as Senior Vice President and Group Counsel of Equifax's Financial Services Group.

   Gerard Ballard will be our Corporate Vice President and Chief Technology Officer following the distribution. Mr. Ballard currently serves as Chief Technology Officer of Equifax Payment Services, a position he has held since February 2001. From June 1997 to December 2000, Mr. Ballard served as Executive Vice President and Chief Information Officer of Vital Processing Services, LLC. From September 1995 to June 1997, he served as Vice President of Equifax Payment Services.

   Gerald A. Hines will be our Senior Vice President and Group Executive--Card Solutions following the distribution. Mr. Hines currently serves as Senior Vice President Card Solutions--Americas for Equifax Payment Services, a position he has held since 1997. From April 1993 to August 1997, he was employed with AT&T Universal Card Services, where he served as Executive Vice President and Chief Operating Officer.

   Jeffrey S. Carbiener will be our Senior Vice President and Group Executive-- Check Solutions following the distribution. Mr. Carbiener currently serves as Senior Vice President, Equifax Check Solutions, a position he has held since 1998. He has held various management positions with both Equifax Card Services and Check Services since 1991.

   David K. Hunt will be a director following the distribution. Mr. Hunt currently serves as Chief Executive Officer of PlanSoft Corporation, an Internet-based business-to-business solutions provider in the meeting and convention industry, a position he has held since May 1999. From January 1997 to April 1999, he served as President, Chief Executive Officer, and a director of Global Payment Systems. Mr. Hunt served as President and Chief Executive Officer of AT&T Universal Card Services Corporation from April 1993 to November 1996.

   Kathy Brittain White will be a director following the distribution. Ms. White currently serves as Executive Vice President and Chief Information Officer of Cardinal Health, positions she has held since March 1999. From October 1996 to March 1999, she served as Senior Vice President and Chief Information Officer of Allegiance Healthcare. Ms. White served as Corporate Vice President and Chief Information Officer of Baxter International from April 1995 to October 1996 and moved to Allegiance Healthcare following its spin-off from Baxter International in 1996. Ms. White currently serves as a director of National Service Industries.

   Richard Child will be a director following the distribution. Mr. Child has served as a business consultant to Banco Del Progreso, a financial institution in the Dominican Republic since June 2000. From November 1999 to May 2000, he served as Executive Vice President of ZonaFinanciera.com. Mr. Child served as Executive Vice President and President for Latin America, MasterCard International, from January 1996 to April 1999, and held various executive positions with MasterCard International since 1983.

   Charles T. Doyle will be a director following the distribution. Mr. Doyle has served as Chairman of the Board of Texas First Bank since October 1972, and as Chairman and Chief Executive Officer of Texas Independent Bancshares, Inc., of Texas City, since July 1979. From January 1996 until December 1998, Mr. Doyle was on the Federal Advisory Council to the Board of Governors of the Federal Reserve, and from January 1985 to December 1991, he served as Director of the Federal Reserve Bank in Dallas, Texas. Mr. Doyle currently serves as a director of VISA USA, Inc., VISA International, Inc. and Inovant.

Annual Meeting

   Our first annual meeting of shareholders after the distribution is expected to be held in April 2002. The annual meeting will be held at our principal office or at such other place and on such date as may be fixed from time to time by resolution of our board of directors.

Committees of the Board of Directors

   Our board of directors will establish committees, described below, to assist in the discharge of its responsibilities.

  Audit Committee

   The audit committee will conduct its duties consistent with its written charter, which will include a review of: our financial reports and other financial information; systems of internal controls regarding finance, accounting, legal, compliance, and ethics; and auditing, accounting, and financial reporting processes. The audit committee will annually recommend to the board of directors the firm of independent public accountants to be selected as our auditors. The audit committee will also consult with our independent accountants, approve the scope of their audit and other work, and meet with members of our management including our director of internal audit.

  Compensation and Human Resources Committee

   The compensation and human resources committee will conduct its duties consistent with its written charter, which will include responsibility for approving and monitoring executive compensation plans, policies, and programs. The committee will review and establish the compensation of and grants made to our officers, except for the chief executive officer. The committee will recommend the salary and incentive compensation for our chief executive officer, subject to the approval of our board. The committee will review and advise our management, as necessary, on succession planning and other significant human resource matters. In addition, the committee will monitor the effectiveness and funded status of any retirement plans we establish and our 401(k) plan, and approve or review significant employee benefit plan actions.

  Executive Committee

   The executive committee will have the authority to act on behalf of our full board of directors in the management and direction of our business and affairs during the intervals between meetings of our board of directors, subject to restrictions under Georgia law and the discretion of our board of directors. The executive committee will also perform the function of a nominating committee.

  Special Committees

   The board of directors may from time to time establish special committees to act on behalf of the board of directors on matters delegated to it by the full board. This may include matters such as approval of final terms of acquisitions and divestitures, alliances, and capital expenditures.

  Compensation Committee Interlocks and Insider Participation

   None of the members of our compensation and human resources committee will have served as an officer or an employee of our businesses during the previous fiscal year, nor is any member expected to serve as one of our officers or employees following the distribution.

Director Compensation

   Directors who are our salaried employees will receive no additional compensation for services as a director or as a member of a committee of our board. Our bylaws will provide that all directors will be required to own shares of our capital stock. Following the distribution date, all non-employee directors other than our chairman of the board will receive an annual retainer of $20,000, plus $1,000 for each board or committee meeting he or she attends. Our non-employee chairman of the board will receive an annual retainer of $250,000 payable in cash, shares of our common stock, or a combination of both, plus $1,000 for each board or committee meeting he attends. All regular members of our executive committee will receive an annual committee membership fee of $4,000. The chairman of our executive committee will receive an annual committee membership fee of $16,000. The chair of each other standing committee of our board will receive an additional annual fee of $4,000. We will also reimburse each non-employee director for out-of-pocket expenses incurred in connection with attendance at board and committee meetings.

   We intend to adopt a deferred compensation plan for the benefit of our non-employee directors. Under this plan, a non-employee director may defer and invest up to 100% of his or her director's fees in either our common stock units or in an interest bearing account. Each common stock unit will be equal in value to a share of our common stock, and when paid, will be made in the form of cash. These common stock units will earn additional common stock units equal in value to any dividends paid on shares of common stock and credited to the directors' accounts on the date the dividends are paid. All deferred fees will be held in our general funds. Interest on deferred amounts held in the interest bearing account will be credited monthly to our directors' accounts at the prime lending rate on the first day of each month as reported in the Wall Street Journal. In general, deferred amounts will not be paid until after the director retires from our board, at which time, they will be paid either in a lump sum or in annual payments of not more than ten years, as determined by the director.

   Each non-employee director will also be granted options to purchase shares of our common stock pursuant to the Equifax PS 2001 Non-Employee Director Stock Option Plan described below.

Equifax PS, Inc. 2001 Non-Employee Director Stock Option Plan

   We intend to adopt, with the approval of Equifax in its capacity as our sole shareholder, the Equifax PS, Inc. 2001 Non-Employee Director Stock Option Plan. The full text of the director plan will be filed as an exhibit to the registration statement on Form 10 that we have filed with the SEC. See "Where You Can Obtain Additional Information."

   We will establish the director plan to encourage ownership of our common stock by our directors, which gives directors an increased incentive to devote their efforts to our success on behalf of shareholders. The director plan will also help us to attract qualified directors. Each director who is not employed by us or any of our affiliates will be eligible to participate in the director plan.

   Grants of awards under the director plan will be automatic. We intend the director plan to be a "formula plan" for purposes of Section 16(b) of the Exchange Act. Our board of directors will administer and interpret the director plan.

   Shares subject to the director plan may be authorized but unissued shares or shares that were once issued and subsequently reacquired by us. The total number of shares of common stock for which options may be
granted under the director plan will be                  shares, subject to
adjustment. Awards granted pursuant to the director plan will be subject to the following terms and conditions:


  . On the effective date of the director plan, each non-employee director will be granted an option to purchase 2,000 shares of our common stock. Each person who later becomes a non-employee director will receive a pro rata grant based on the number of full months between the date that he or she became a non-employee director and the next annual shareholders' meeting. In addition, as of the day following the annual meeting of our shareholders in 2002, and on the day following each subsequent annual meeting of our shareholders, each non-employee director serving on that date will be granted an option to purchase 2,000 shares of our common stock.

  . Each option granted under the director plan will become fully exercisable as to 100% of the shares one year after date of grant. Options will also become fully exercisable upon the death, disability, or retirement of the director, as such terms are defined in the director plan, or upon the director's failure to be re-nominated or re-elected as a director.

  . The exercise price for each option granted under the director plan will be the fair market value of the shares of common stock on the date of grant. Each option granted under the director plan will expire ten years after the date, unless the director plan provides for earlier termination.

  . Upon a participant's ceasing to be a director for any reason, the options held by that director under the director plan that are exercisable will remain exercisable for five years or until the earlier expiration of the option.

  . Options granted under the director plan will be assignable by will, by the laws of descent and distribution, or pursuant to a qualified domestic relations order. In addition, any option granted pursuant to the director plan will be transferable by the participant to certain designated family members or trusts or foundations for the benefit of those family members.

  Termination and Amendment

   The director plan will terminate automatically on the second day following our 2010 annual meeting of shareholders, but our board of directors may terminate the director plan at any time before that date. Our board of directors may amend the director plan at any time without shareholder approval; but it may condition any amendment on the approval of our shareholders if such approval is necessary or deemed advisable with respect to tax, securities or other applicable laws, policies, or regulations. No amendment, modification or termination of the director plan will adversely affect the rights of the participants who have outstanding options without the consent of those participants.

  Certain Federal Income Tax Effects

   The options granted under the director plan will be non-qualified stock options. Present federal income tax regulations impose no federal income tax consequences to us or a participant upon the grant of a non-qualified stock option. When the participant exercises a non-qualified option, however, he or she will realize ordinary income in an amount equal to the excess of (1) the fair market value of the stock at the time of exercise, over (2) the exercise price, and we will be allowed a corresponding federal income tax deduction. Any gain that a participant realizes when the participant later sells or disposes of the shares received under the option will be short-term or long-term capital gain, depending on how long he or she held the shares.

  Benefits to Non-Employee Directors

   All of our non-employee directors will be eligible to participate in the director plan on the effective date of the distribution. Each of them will be granted on that date an option to acquire 2,000 shares of our common stock having an exercise price equal to the fair market value of our common stock. Subsequent grants will be made under the director plan as described above.

Executive Compensation

   The compensation of our executive officers will be approved by the compensation and human resources committee of our board of directors. Our compensation and human resources committee will consist entirely of non-employee directors. We expect that the compensation of the executive and other officers will consist principally of base salary, annual cash incentive, and long-term incentive compensation.

   Salaries of the executive officers will be based, among other factors, on our compensation and human resources committee's assessment of the executive's responsibilities, experience and performance, compensation data of other companies, and the competitive environment for attracting and retaining executives.

   Annual cash incentives for executive officers will be determined each year at or following the end of our fiscal year, in accordance with targets established at or near the beginning of the fiscal year under the Equifax PS Key Management Long-Term Incentive Plan. Long-term incentive grants will also be made periodically by the committee under this plan and will be based on the achievement of one or more financial and other objectives over the measurement period established at the time of grant. We anticipate that the factors our compensation and human resources committee will consider in determining the amount of annual and long-term incentives to officers under this plan may include, among others, the executive officer's individual performance, including the quality of strategic plans, organizational and management development, special project leadership and similar indicators of individual performance, and our financial performance, which may be measured by earnings per share, revenues, return on equity, total return to the shareholders in the form of stock price appreciation and dividends, if paid, or other factors. Our executive officers may be granted the option to exchange the right to receive all or a part of the cash incentives that he or she earns for stock options for shares of our common stock.

   Our equity-based awards will consist principally of stock options, which will be granted from time to time under the Equifax PS 2001 Stock Incentive Plan. We anticipate that our compensation and human resources committee will base grants of stock-based awards on various factors, including the number of shares of common stock outstanding, the number of shares of common stock authorized under the Equifax PS 2001 Stock Incentive Plan, the executive officer's ability to contribute to our future services, and the other elements of the executive's compensation.

   We are a recently formed subsidiary of Equifax, formed on March 2, 2001. We were not in existence on December 31, 2000, the end of Equifax's last fiscal year. Although certain of the individuals who will be serving as our executive officers were performing services in connection with our businesses during the last fiscal year, those individuals were employed by Equifax during such period, and except for Larry J. Towe, Gerald A. Hines, and Jeffrey S. Carbiener, were not dedicated exclusively to our businesses, and, in fact, devoted substantial time and effort to other Equifax businesses or to the Equifax organization in general. Our company had no formalized executive management structure prior to our formation, and certain of the individuals who would have constituted the most highly compensated individuals providing services to our businesses as of the end of the last fiscal year are not, in fact, our executive officers. Accordingly, no historical information on the compensation of executive officers is reported. Our proxy statement for the 2002 annual meeting of shareholders will contain information on compensation paid to our executive officers in fiscal year 2001.

Equifax PS, Inc. 2001 Key Management Long-Term Incentive Plan

   We intend to adopt, with the approval of Equifax in its capacity as our sole shareholder, the Equifax PS, Inc. 2001 Key Management Long-Term Incentive Plan. The full text of the incentive plan will be filed as an exhibit to the registration statement on Form 10 that we have filed with the SEC. See "Where You Can Obtain Additional Information." We will establish the incentive plan to provide long-term incentive compensation to our officers and other key management personnel who make substantial contributions to our success, and to assist in attracting and retaining the highest quality individuals in key executive positions.

  Plan Administration

   Our compensation and human resources committee will administer this plan and have the authority to amend, suspend, or terminate this plan as long as such action does not adversely affect any award that is already outstanding under this plan. No awards may be granted under this plan after the tenth anniversary of shareholder approval of this plan.

  Eligibility

   Our compensation and human resources committee will be authorized in its discretion to make grants under this plan to any of our elected officers and other key management personnel and any elected officers and other key management personnel of any or our subsidiaries. Because the number of elected officers may change, and because the selection of additional participants will be discretionary, it is not possible to determine the exact number of individuals who will be eligible for grants under this plan.

  Determination of Benefits

   Our compensation and human resources committee will determine the amount of each grant and will establish performance goals that will form the basis for each grant. These performance goals will be based on the achievement of one or more management objectives that are specified at the commencement of the grant measurement period. These management objectives will consist of specified levels of, or growth in, one or more of the following areas, and may be an average over the measurement period: earnings per share, economic value added, revenue, operating profit, net income, total return to shareholders, cash flow/net assets ratio, debt/capital ratio, return on total capital, return on equity, and common stock price. Management objectives may be company-wide or objectives related to a specific division, subsidiary, affiliate, department, region, or function in which the participant is employed. The relevant measurement period may consist of a single year or a number of years. The long-term incentives will pay various amounts depending on the level to which the stated performance goals are achieved. If minimum levels are not achieved, the incentives will pay zero. Further, the compensation and human resources committee will have the discretion to reduce the amount of any incentive that would otherwise be payable, or to determine that no portion of the award will be paid, but the committee will not be able to increase the amount of any award. In addition, the actual performance results may be adjusted to take into account significant or unusual items, for example, acquisition, dispositions or equity restructuring, or other significant items such as accounting or tax charges.

  Payment

   If the specified performance goals are not met, the employment of the participant is terminated or the status of the employee changes such that the employee is no longer eligible to participate in this plan, then the incentive will be forfeited and cancelled, either in whole or in part. Our compensation and human resources committee will have the authority to provide the participant with the right to elect to convert his or her right to receive cash payment of an incentive for stock options to purchase our common stock, restricted shares of our common stock, or any other equity interest determined by the committee. Any such equity interest would be issued by the committee pursuant to the Equifax PS 2001 Stock Incentive Plan. If the participant terminates employment with us prior to the end of the measurement period as the result of the participant's death, disability, or retirement, the committee will have the authority to waive the requirement of continued employment described above. In that case, the committee will have the discretion to pay a portion of the incentive pro rata in proportion to the length of service during the measurement period and actual performance against goals.

  Change in Control

   If there is a "change in control" of our company during any measurement period, then the participant will be entitled to receive an amount in cash equal to:

  . the target payment if the change in control occurs during the first measurement year, or

  . 150% of the target payment under the incentive if the change in control occurs after the first year of a multiyear measurement period, but no less than the projected payout determined on the effective date of the change in control if the change in control occurs during the last three months of the measurement period.

   For purposes of this plan, a "change in control" will have a meaning that is substantially identical to the definition contained in the change in control agreements described on page 59.

  Limitation of Benefits

   Under the incentive plan, no individual will be entitled to receive payments exceeding $5 million in any calendar year, pursuant to incentives granted in any calendar year. For this purpose, payments include cash and any equity opportunity elected by the individual in lieu of cash, valued as of the date we grant the incentive. An individual will not be able to transfer his or her interest in an incentive.

  Federal Income Tax Consequences to Us and the Participants

   Under present federal income tax law, long-term incentives paid in cash will be ordinary income to participants in the year paid. In order to ensure that the compensation we pay pursuant to the incentive plan qualifies as "performance-based compensation" not subject to the limitation on deductibility of executive compensation in excess of $1,000,000 under Section 162(m) of the Internal Revenue Code, we have obtained shareholder approval of this plan.

Equifax PS, Inc. 2001 Stock Incentive Plan

   We intend to adopt, with the approval of Equifax in its capacity as our sole shareholder, the Equifax PS, Inc. 2001 Stock Incentive Plan. We will reserve shares of the authorized but unissued shares of our common stock for issuance under the option plan. The full text of the option plan will be filed as an exhibit to the registration statement on Form 10 that we have filed with the SEC. See "Where You Can Obtain Additional Information." We will establish the option plan to attract and retain officers and other key employees and to provide these individuals with incentives for superior performance. As of the distribution date, there will be approximately 670 employees eligible to participate in the option plan.

  Plan Administration

   The option plan will be administered by the compensation and human resources committee of our board of directors. This committee will have the discretion to delegate to one or more of our officers its authority and duties under this plan with respect to participants who are not subject to the reporting and other requirements of Section 16 of the Exchange Act. The committee will have the right to terminate this plan at any time, or amend this plan so long as the termination or amendment does not adversely affect any rights of any participant with respect to outstanding awards without that participant's consent. Shareholder approval will be required to increase the number of shares of our common stock that may be granted under this plan, change the class of individuals eligible to become participants, or extend the duration of this plan.

  Types and Number of Awards Under the Plan

   Our compensation and human resources committee or its delegate will have the authority to grant:

  .  stock options, including both incentive and non-qualified stock options;

  .  stock appreciation rights or SARs;

  .  performance shares or units;

  .  restricted stock; and

  .  deferred stock.

   The total number of shares that may be issued pursuant to grants made under
this plan is              , plus an annual addition on January 1 of each year
commencing January 1, 2002 and ending on January 1, 2008 of a number of shares equal to 1% of the total number of our shares issued and outstanding on that date. The number of shares available will be adjusted to account for shares relating to awards that expire or are transferred, surrendered, or relinquished upon payment of any option price by transfer of shares or upon satisfaction of any withholding amount. The total number of shares for which incentive stock options may be awarded during any
year will be not more than            nor may the number of shares issued upon
exercise of incentive stock options exceed                multiplied by the
number of calendar years or portions thereof in which this plan exists. These totals, and the individual limits described below, will be adjusted by our compensation and human resources committee in its discretion to reflect any change in the number of shares of common stock due to any stock dividend, stock split, combination, recapitalization, merger, spin-off, or similar corporate transaction. No participant will be awarded option rights or SARs for more than
          shares during any calendar year, and no more than          shares of
restricted stock in the aggregate may be awarded to all eligible participants during the term of this plan.

  Eligibility

   Our compensation and human resources committee or its delegate will be authorized to grant options, SARs, restricted stock, or deferred stock under this plan to any of our officers or other key employees or any officers or other key employees of our subsidiaries and to grant awards of options or restricted stock to our non-employee directors.

  Duration of Options and Other Awards

   No stock option, SAR, or other award under this plan will be made more than 10 years after the date that this plan is approved by Equifax, as our sole shareholder. No stock option or SAR may be exercised more than 10 years from the date of grant.

  Vesting and Exercise of Options

   Options become exercisable when they have vested. Vesting schedules, and other specific terms of an option award, will be fixed by our compensation and human resources committee and set forth in an agreement, which will generally provide for vesting in equal increments over a period of years. If specified in the grant, options may become fully vested and exercisable if we experience a "change in control." For purposes of this plan, a "change in control" will have a meaning that is substantially identical to the definition that will be contained in several of our compensation plans and programs, including our 2001 Key Management Long-Term Incentive Plan, and the change in control agreements described below on page 59. The terms of an option grant may also provide for additional options to be granted at then current market value to an optionee upon exercise. Further, any option grant may specify management objectives that must be achieved as a condition to exercise. For this purpose, "management objectives" mean measurable performance objectives, either company-wide or related to a particular subsidiary, division, department, region, or function in which a participant is employed, and may relate to periods of one or more years. Although subject to the discretion of our compensation and human resources committee, options generally will not be exercisable after a participant terminates employment with us, unless the termination was the result of the participant's death, disability, retirement, or job elimination.

  Payment for Options

   The exercise price of any stock option granted under this plan will be not less than 100% of the market value of our stock on the date of grant. The compensation and human resources committee will not, without the further approval of the shareholders, except for certain capital adjustments, restructurings, or reorganizations, have the authority to re-price any outstanding option rights to reduce the exercise price. Participants will have the right to exercise an option by making payment in any one or more of the following ways, as specified at the time of grant:

  .  by cash or check;

  . by transfer of shares of our stock that have been owned by the participant for at least six months, or with respect to options that do not qualify as incentive stock options, by transfer of restricted or deferred shares or other option rights; or

  . by "cashless exercise," where a bank or broker-dealer we have approved sells some of the shares acquired and delivers the proceeds to us.

  Stock Appreciation Rights

   Our compensation and human resources committee will have the authority to grant SARs separately or in tandem with stock options. SARs granted in tandem with an incentive stock option must be granted concurrently with the option. SARs may be paid in cash, shares, or a combination as specified at the time of grant, and the committee will have the authority to grant to the participant the right to elect among those alternatives. SARs may contain vesting provisions, management objectives, and change of control provisions similar to those described above regarding options.

  Restricted Stock

   Our compensation and human resources committee may authorize grants of restricted stock which may or may not require additional payment. These conditions, which will be established by the committee, may include management objectives as described above. Any restricted stock award may require that all dividends or other distributions paid during the period of restriction be subject to these conditions.

  Deferred Stock

   Our compensation and human resources committee will have the authority to grant rights to receive shares of common stock at the end of a specified deferral period. Awards of deferred stock may be made for no consideration or for an amount that is less than the fair market value on the date of grant. The deferral period must be at least one year, unless subject to earlier lapse or modification in the event of a change of control.

  General

   Unless otherwise determined by the compensation and human resources committee, no grant under this plan will be transferable other than by will or the laws of descent and distribution. The committee will have the authority to provide that grants will be transferable to members of a participant's immediate family, or trusts for, or partnerships consisting of, those persons. Participants are required to pay tax due upon exercise of a stock option, a lapse of restriction on restricted stock or other recognition event. In the discretion of the committee, tax obligations may be satisfied by selling or forfeiting a portion of the shares granted that would be realized from the grant.

   This plan will specifically authorize our compensation and human resources committee to provide for special terms for grants to persons who are foreign nationals or employed outside the U.S., as our compensation and human resources committee considers necessary to accommodate differences in local law, tax policy, or custom. Our compensation and human resources committee will have the authority to approve supplements or amendments, restatements, or alternative versions of this plan as it considers necessary or appropriate for these purposes. Further, this plan will contain specific provisions governing awards to persons resident in the U.K. for purposes of complying with U.K. law.

  Federal Income Tax Consequences to the Company and the Participants

   Some of the options granted under this plan may be incentive stock options, also referred to as ISOs, within the meaning of Section 422 of the Internal Revenue Code. Under present federal tax laws, there are no federal income tax consequences to either us or the participant upon the grant or exercise of an ISO. If the participant does not dispose of the stock acquired through the ISO within two years of the date of grant or one year of the date of exercise, any gain realized from a subsequent disposition would constitute long-term capital gain to the participant. If the participant does dispose of the stock prior to the expiration of either of those holding periods, any gain equal to the excess of the fair market value of the stock on the date of exercise or, if less, the amount realized on the disposition of the stock if a sale or exchange, over the option price would constitute ordinary income to the participant. Any additional gain realized upon the disposition would be taxable either as a short-term capital gain or long-term capital gain, depending how long the participant held the stock. We would receive a deduction in the amount of any ordinary income recognized by the participant.

   Stock options that do not constitute ISOs, which are also known as nonqualified options, may also be granted under this plan. Under present federal tax laws, there are no federal income tax consequences to either us or the participant upon the grant of a nonqualified option. However, the participant will realize ordinary income upon the exercise of a nonqualified option in an amount equal to the excess of the fair market value of the stock acquired upon exercise over the option price, and we will receive a corresponding deduction. Any gain realized upon a subsequent disposition of the stock will constitute either a short-term or long-term capital gain to the participant, depending on how long it is held.

   Unless the participant makes a special tax election, restricted stock awards are not taxable to the participant as long as the shares remain nontransferable and subject to a substantial risk of forfeiture. When these transferability restrictions and/or forfeiture risks are removed, the participant generally will recognize as ordinary income the fair market value of the stock, less any amounts that were paid to acquire the stock. We will receive a federal income tax deduction equal to the amount of ordinary income realized by the participant.

   No taxable income is recognized by a participant upon the grant of a SAR. Upon the exercise of a SAR, the participant will recognize as ordinary income the cash received, plus the fair market value of any stock acquired in settlement of the SAR, less any amount required to be paid for the SAR. We will receive a federal income tax deduction equal to the amount of ordinary income realized by the participant.

Change of Control Agreements

   We expect to enter into change in control agreements with some or all of our executive officers. These agreements will have renewable five-year terms and become operative only upon a change in control of our company. A "change in control" is generally defined by the agreements to mean:

  . an accumulation by any person, entity, or group of 20% or more of the combined voting power of our voting stock;

  . a business combination resulting in our shareholders immediately prior to the combination owning less than two-thirds of the common stock and combined voting power of the new company;

  .  a sale or disposition of all or substantially all of our assets; or

  .  our complete liquidation or dissolution.

   If any of these events happen, and the executive's employment terminates within three years after the date of the change in control, other than from death, disability, or termination for cause or voluntary termination other than for "good reason," he or she will be entitled to severance pay and other benefits described in the agreements. The amount, nature and terms of such payments and other benefits are currently under review and have not been determined.

   Benefits payable under this agreement and other compensation or benefit plans of ours are not reduced because of Section 280G of the Internal Revenue Code. Any payments the executive receives will be increased, if necessary, so that after taking into account all taxes he or she would incur as a result of those payments, the executive would receive the same after-tax amount he or she would have received had no excise tax been imposed under Section 4999 of the Code.

                         OWNERSHIP OF OUR COMMON STOCK

   All of the outstanding shares of our common stock are, and will be, prior to the distribution, held beneficially and of record by Equifax. The following table sets forth information concerning shares of our common stock projected to be beneficially owned immediately after the distribution date by:
  . each person or entity known by us to own more than 5% of the outstanding shares of Equifax's common stock;
  .  each person who we currently know will be one of our directors at the time of the distribution;
  . each person who we currently know will be one of our named executive officers at the time of the distribution; and
  . all persons who we currently know will be our directors and executive officers at the time of the distribution as a group.

   The projected share amounts in the table below are based on the number of shares of Equifax common stock owned by each person or entity at February 28, 2001. Once a distribution ratio has been determined, the figures will change to reflect the distribution ratio of one share of our common stock for every shares of Equifax common stock. The percentage ownership of our common stock of each person or entity named below immediately following the distribution will be approximately the same as the percentage ownership of that person or entity immediately prior to the distribution. To our knowledge, except under applicable community property laws or as otherwise indicated in the footnotes below, each person or entity has sole voting and investment power with respect to the shares of common stock set forth opposite such person's or entity's name. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock and options, warrants, and convertible securities that are currently exercisable or convertible within 60 days into shares of our common stock are deemed to be outstanding and to be beneficially owned by the person holding the options or warrants for the purpose of computing the percentage ownership of the person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Directors and Executive Officers and Five Percent Holders

                                         Our Common Stock    Percent of Shares
                                            and Options      Beneficially Owned
Name                                   Beneficially Owned(1) After Distribution
----                                   --------------------- ------------------
Trustees of General Electric Pension
 Trust and GE Asset Management
 Incorporated, 3003 Summer Street,
 Stamford, Connecticut 06904 (2)......       9,502,570              6.64%
Thomas F. Chapman.....................         814,350                *
Lee A. Kennedy........................         332,088                *
Larry J. Towe.........................         159,339                *
Michael T. Vollkommer.................          54,692                *
Bruce S. Richards.....................         131,991                *
Gerald A. Hines.......................         138,468                *
David K. Hunt.........................             --                --
Kathy Brittain White..................             --                --
Richard Child.........................             --                --
Charles T. Doyle......................             490               --
All directors and executive officers
 as a group, including those
 named above (12 persons).............       1,688,867              1.18%

--------
 *  Indicates less than 1%
(1) The amounts included in this column represent the shares of our common stock that will be beneficially owned by the listed person or entity based on the distribution ratio of one share of our common stock to be received for every one share of Equifax common stock held by such person or entity on February 28, 2001.
(2) As reported in Schedule 13G filed with the SEC on February 14, 2001, the Trustees of General Electric Pension Trust have shared voting and dispositive power for 2,942,546 shares, and GE Asset Management Incorporated has sole voting and dispositive power for 6,560,024 shares and shared voting and dispositive power for 2,942,546 shares. General Electric Company disclaims beneficial ownership of all shares reported.

                          DESCRIPTION OF CAPITAL STOCK

   The following information reflects our articles of incorporation and bylaws as these document will be in effect at the time of the distribution.

Our Authorized Capital Stock

   Immediately after the distribution, our authorized capital stock will
consist of                shares of common stock par value $.01 per share, and
              shares of preferred stock, par value $.01 per share. Immediately
after the distribution, approximately                shares of our common stock
will be outstanding based on the shares of Equifax common stock outstanding on December 31, 2000 and assuming no exercise of outstanding options. All of the shares to be distributed to Equifax shareholders in the distribution will be
fully paid and non-assessable. We have reserved              shares for
issuance under the Equifax PS, Inc. 2001 Stock Incentive Plan, and shares for issuance under the Equifax PS, Inc. 2001 Non-Employee Directors Stock Incentive Plan. No shares of preferred stock have been issued.

   The following summary describes material provisions of the amended and restated articles of incorporation and amended and restated bylaws that will become effective immediately prior to the distribution. You should read copies of these documents, which will be filed as exhibits to the registration statement on Form 10 that we have filed with the SEC. See "Where You Can Obtain Additional Information."

Our Common Stock

   The holders of our common stock will be entitled to one vote for each share on all matters voted on by shareholders, including elections of directors, and will possess all voting power, except as otherwise required by law or provided in any resolution adopted by our board of directors with respect to any series of our preferred stock. Our articles of incorporation will not provide for cumulative voting in the election of directors. Accordingly, the holders of a majority of our shares voting for the election of directors will be able to elect all of the directors, if they choose to do so, subject to any rights of the holders of any preferred stock to elect directors. Subject to any preferential or other rights of any outstanding series of our preferred stock that may be established by our board of directors, the holders of our common stock will be entitled to such dividends as our board of directors may declare from time to time from legally available funds and, upon our dissolution, will be entitled to receive pro rata all of our assets available for distribution to shareholders.

Our Preferred Stock

   Our articles of incorporation will authorize our board of directors to provide for the issuance of shares of our preferred stock in one or more series, and to fix and determine, with respect to any series of our preferred stock, the number of shares of such series and the voting powers, designations, preferences, limitations, and restrictions of those shares. The authority of our board with respect to any series of our preferred stock will include the establishment of all voting powers, preferences, designations, rights, qualifications, limitations, and restrictions described in Section 14-2-601(d) of the Georgia Business Corporation Code.

   We believe that the ability of our board of directors to issue one or more series of our preferred stock will provide us with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. The authorized shares of our preferred stock, as well as shares of our common stock, will be available for issuance without further action by our shareholders, unless action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. The New York Stock Exchange currently requires shareholder approval as a prerequisite to listing shares in several instances, including where the present or potential issuance of shares could result in an increase in the number of outstanding shares of common stock, or in the amount of outstanding voting securities, of at least 20%. If the approval of our shareholders is not required for the issuance of shares of our preferred stock or our common stock, our board may determine not to seek shareholder approval.

   Although our board of directors has no intention at the present time of doing so, it could issue a series of our preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer, or other takeover attempt. Our board of directors will make any determination to issue such shares based on its judgment as to the best interests of us and our shareholders. Our board of directors, in so acting, could issue our preferred stock with terms that could discourage an acquisition attempt through which an acquiror may be able to change the composition of our board of directors, including a tender offer or other transaction that some, or a majority, of our shareholders might believe to be in their best interests or in which shareholders might receive a premium for their stock over the then current market price of such stock.

Anti-Takeover Effects of Provisions of Our Articles of Incorporation and Bylaws

   Board of Directors

   Before the distribution, our articles of incorporation and bylaws will divide our board of directors into three classes of directors serving staggered three-year terms. As a result, approximately one-third of our board of directors will be elected each year. One class of our directors will initially serve a one-year term, a second class of our directors will initially serve a two-year term, and the third class will initially serve a three-year term. Beginning in 2002, one class of directors will be elected each year for a three-year term. See "Management--Directors." Under the Georgia Business Corporation Code, a bylaw establishing staggered terms for directors may only be adopted, amended, or repealed by the shareholders.

   Our staggered board of directors could prevent a party who acquires control of a majority of our outstanding voting stock from obtaining control of our board of directors until the second annual shareholders meeting following the date on which the acquiror obtains the controlling stock interest. This result could have the effect of discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of our company.

   Number of Directors; Removal; Filling Vacancies

   Our articles of incorporation and bylaws will provide that the number of directors will be fixed by resolution of our board of directors, from time to time. If the number of directors is increased or decreased, the increase or decrease will be apportioned among the classes so as to maintain, as nearly as possible, an equal number of directors in each class, provided, however, that no decrease in the number of directors in a class will shorten the term of an incumbent director. Any additional director elected to fill a vacancy resulting from an increase in the size of our board will hold office for a term that coincides with the remaining term of the class to which such director is elected, unless otherwise required by law.

   Our articles of incorporation and bylaws will provide that any vacancy on our board that results from an increase in the number of directors, or from the death, resignation, retirement, disqualification, or removal from office of any director, will be filled by a majority of the remaining members of our board, though less than a quorum, or by the sole remaining director. Any director elected to fill a vacancy resulting from the death, resignation, retirement, disqualification, or removal from office of a director will have the same remaining term as his or her predecessor. Accordingly, our board could temporarily prevent any shareholder from enlarging our board and filling the new directorships with that shareholder's own nominees.

   Advance Notice for Shareholder Proposals or Nominations at Meetings

   Our bylaws will provide that in order to bring certain matters before the annual meeting of shareholders, including nominations of directors, shareholders must give us notice containing certain information within the time period specified in SEC Rule 14a-8(a)(3)(i). Shareholders making proposals, other than those that appear in a proxy statement after compliance with SEC Rule 14a-8, must file written notice with our board setting forth certain information called for by our bylaws.

   Special Meetings of Shareholders

   Our bylaws will provide that a special meeting of shareholders may be called by:

  .  our chairman or a vice chairman, if any, of our board;

  .  our chief executive officer;

  .  our president;

  .  our board by vote at a meeting;

  .  a majority of our board in writing without a meeting; or

  .  the unanimous call of our shareholders.

   Our bylaws provide that in order to bring certain matters before a special meeting of shareholders, including the nomination of directors, shareholders must give us notice containing certain information no later than the close of business on the earlier of:

  . the 30th day following the public announcement that a matter will be submitted to a vote of the shareholders at a special meeting; or

  . the 10th day following the day on which notice of the special meeting was given.

   Other Constituencies

   In discharging the duties of their respective positions and in determining what is believed to be in the best interests of our company, our board, committees of our board, and individual directors, in addition to considering the effects of any action on our company or its shareholders, will be authorized under a provision of our articles of incorporation to consider the interests of our employees, customers, suppliers, and creditors and the employees, customers, suppliers, and creditors of our subsidiaries, the communities in which our offices or other establishments are located, and all other factors the directors consider pertinent. This provision will permit our board to consider numerous judgmental or subjective factors affecting a proposal for a business combination, including some non-financial matters, and on the basis of these considerations, our board will be permitted to oppose a business combination or other transaction which, viewed exclusively from a financial perspective, might be attractive to some, or even a majority, of our shareholders.

   Amendment of Our Articles

   Under the Georgia Business Corporation Code, in general and except as otherwise provided by our articles of incorporation, amendments to our articles of incorporation must be recommended to the shareholders by our board and approved at a properly called shareholder meeting by a majority of the votes entitled to be cast on the amendment by each voting group entitled to vote on the amendment. Our articles of incorporation will require the affirmative vote of the holders of not less than two-thirds of the votes entitled to be cast by the holders of all then outstanding shares of voting stock, voting together as a single class, to make, alter, amend, change, add to, or repeal any provision of, our articles of incorporation or bylaws where such creation, alteration, amendment, change, addition, or repeal would be inconsistent with the provisions of our articles relating to:

  .  the number of members of our board;

  . the classification of our board into classes of directors with staggered terms; or

  .  the filling of vacancies on our board.

   Notwithstanding the foregoing, this two-thirds vote will be required for any alteration, amendment, change, addition, or repeal recommended by a majority of our board.

   Amendment of Our Bylaws

   Under the Georgia Business Corporation Code, in general and subject to our articles of incorporation and the requirements of the business combination and fair price provisions described below, our bylaws may be altered, amended, or repealed by our board or by the affirmative vote of the holders of a majority of the shares of our common stock entitled to vote and actually voted on such matter.

Rights Agreement

   Our board of directors currently expects to adopt a rights agreement with SunTrust Bank, as rights agent, on or prior to the distribution date. Under the rights agreement, one right will attach to each share of our common stock distributed in the distribution or otherwise outstanding and, when exercisable, will entitle the registered holder to purchase from us one share of our common
stock at an initial exercise price of $      , subject to customary anti-
dilution adjustments described below. The rights agreement will be filed as an exhibit to the registration statement. For information on how to receive the rights agreement, please see "Where You Can Obtain Additional Information."

   Anti-Takeover Effects

   The rights are intended to have anti-takeover effects. If the rights become exercisable, the rights will cause substantial dilution to a person or group that attempts to acquire or merge with us on terms not approved by our board, unless the offer is conditioned on a substantial number of rights being acquired. Accordingly, the existence of the rights may deter a potential acquiror from making a takeover proposal or tender offer. The rights should not interfere with any merger or other business combination approved by our board of directors since we may redeem the rights at a nominal price, as described below. Thus, the rights are intended to encourage persons who may seek to acquire control of us to initiate such an acquisition through negotiations with our board of directors. However, the effect of the rights may be to discourage a third party from making a partial tender offer or otherwise attempting to obtain a substantial equity position in our equity securities or seeking to obtain control of us. To the extent any potential acquirors are deterred by the rights, the rights may have the effect of preserving incumbent management in office.

   Separation, Distribution, and Exercisability of Rights

   Initially, the rights will attach to all outstanding shares of our common stock and will be represented by the certificates for those outstanding shares. No separate rights certificates will initially be distributed. The rights will separate from the common stock for distribution to the holders thereof, and the separation date will occur, as of the close of business on the tenth calendar day after the earliest of:

  . a public announcement that a person or group has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of our outstanding shares of common stock, which we refer to as an acquiring person, or such later date as may be specified by our board;

  . initiation of a tender offer or exchange offer by a person or group, the consummation of which would result in beneficial ownership by that person or group of 15% or more of our outstanding shares of common stock;

  . the first date of public announcement of the first occurrence of any of the following "flip-in" events:

    . any acquiring person becomes the beneficial owner of 15% or more of the outstanding shares of our common stock;

    . any acquiring person merges into us or combines with us and we are the surviving corporation, or any acquiring person effects certain other transactions with us, as described in the rights agreement; or

    . any reclassification of securities or recapitalization or reorganization of our company which has the effect of increasing by more than 1% the proportionate share of the outstanding shares of any class of our equity securities or any of its subsidiaries beneficially owned by an acquiring person;

  . the first date of public announcement of the first occurrence of any of the following "flip-over" events to occur after public announcement that a person or group has become an acquiring person:

    . we merge with or into any person and we are not the surviving corporation;

    . any person merges with or into us and we are the surviving corporation, but shares of our common stock are changed or exchanged; or

    .  we sell 50% or more of our assets or earning power.

   Until the separation date, the rights will be transferred with and only with our shares of common stock, and new common stock certificates issued in the distribution or after the distribution upon transfer or new issuance, will contain a notation incorporating the terms of our rights agreement by reference. Promptly after the separation date, we will mail rights certificates to holders of record of our common stock on the date when the separation date occurs and, thereafter, the separate rights certificates alone will represent the rights.

   Effective as of the separation date, rights that are or were beneficially owned by an acquiring person or an acquiring person's affiliate or associate, or by any transferee of any of the foregoing, will be void.

   The rights will not be exercisable until the separation date, and will expire on the final expiration date, which will be 10 years from the date that our rights agreement commences, unless we earlier exchange or redeem the rights.

   Various additional features that will be contained in our rights agreement are described below.

   "Flip-In" Event

   If a flip-in event has occurred and if we have not redeemed, or exchanged the rights, each holder of a right, other than an acquiring person, will thereafter have the right to receive, upon exercise at the then current exercise price of the right, shares of our common stock or, under certain circumstances, an economically equivalent security or securities, having a market value of twice the exercise price. For example, if we assume that the
initial exercise price of $         is in effect on the date that the flip-in
event occurs, and that the market price per share of our common stock, as
determined pursuant to the provisions of the rights agreement, were $      ,
each right not owned beneficially by an acquiring person at or after the time of such an occurrence would entitle its holder after the separation date to purchase 16 shares of our common stock having an aggregate market value of
$        from us for a purchase price of $       .

   "Flip-Over" Event

   If a flip-over event has occurred and if we have not redeemed, or exchanged the rights, each holder of a right will thereafter have the right to receive, upon the exercise at the then current exercise price of the right, that number of shares of common stock or, under certain circumstances, an economically equivalent security or securities, of the other person involved in the transaction that constitutes that flip-over event at the time of such transaction would have a market value of twice the exercise price of the right.

   Exchange Feature

   At any time after the later of the separation date and the first occurrence of a flip-in or flip-over event and before the acquisition by any person or group of affiliated or associated persons of 50% or more of the outstanding shares of our common stock, our board may exchange the rights, except for those held by such person or group or which have otherwise become void, in whole or in part, at an exchange ratio of one share of common stock per right, subject to adjustment.

   Redemption of Rights

   Our board will have the right to redeem all of the rights at a redemption price of $0.01 per right, subject to adjustment, at any time before the close of business on the later of:

  .  the separation date, and

  . the first date of public announcement that a person has become an acquiring person.

The right to exercise the rights will terminate upon redemption, and at such time, the holders of the rights will have the right to receive only the redemption price for each right held.

   Adjustments

   The exercise price payable and the number of shares of common stock or other securities issuable upon exercise of the rights will be subject to adjustment from time to time to prevent dilution:

  . if there is a stock dividend on, or a subdivision, combination, or reclassification of, our common stock;

  . upon the grant to holders of our common stock of certain rights or warrants to subscribe for or purchase shares of our common stock at a price, or securities convertible into shares of our common stock with a conversion price, less than the then current market price of our common stock; or

  . upon the distribution to holders of our common stock of evidences of indebtedness, cash other than pursuant to regular periodic cash dividends, assets, stock other than pursuant to dividends payable in shares of our common stock, or of subscription rights or warrants.

   Amendment of Rights

   Our board will have the authority to amend the rights agreement without the approval of any holders of the rights, including amendments which add other events requiring adjustment to the exercise price payable and the number of shares of our common stock or other securities issuable upon exercise of the rights, or which modify procedures relating to redemption of the rights, provided that our board will not have the right to amend the rights agreement when the rights are not then redeemable, if the amendment were to decrease the stated exercise price or the period of time remaining until the final expiration date or modify a time period relating to when the rights may be redeemed.

Anti-Takeover Legislation--Georgia Law

   We will elect to be covered by two provisions of the Georgia Business Corporation Code, or Georgia Code, that restrict business combinations with interested shareholders: the business combination provision and the fair price provision. These provisions do not apply to a Georgia corporation unless its bylaws specifically make the statute applicable, and once adopted, in addition to any other vote required by the corporation's articles of incorporation or bylaws to amend the bylaws, such a bylaw may be repealed only by the affirmative vote of at least two-thirds of the continuing directors and a majority of the votes entitled to be cast by the voting shares of such corporation, other than shares beneficially owned by an interested shareholder and, with respect to the fair price provision, his, her, or its associates and affiliates.

   Interested Shareholders Transactions

   The business combination provision of the Georgia Code generally prohibits Georgia corporations from entering into certain business combination transactions with any "interested shareholder," generally defined as any person other than the corporation or its subsidiaries beneficially owning at least 10% of the outstanding voting stock of the corporation, for a period of five years from the date that person became an interested shareholder, unless:

  . prior to becoming an interested shareholder, the board of directors of the corporation approved either the business combination or the transaction by which the shareholder became an interested shareholder;

  . in the transaction in which the shareholder became an interested shareholder, the interested shareholder became the beneficial owner of at least 90% of the voting stock outstanding, excluding, for purposes of determining the number of shares outstanding, "Insider Shares," as defined below, at the time the transaction commenced; or

  . subsequent to becoming an interested shareholder, such shareholder acquired additional shares resulting in the interested shareholder being the beneficial owner of at least 90% of the outstanding voting shares, excluding, for purposes of determining the number of shares outstanding, Insider Shares, and the transaction was approved at an annual or special meeting of shareholders by the holders of a majority of the voting stock entitled to vote thereon, excluding from such vote, Insider Shares and voting stock beneficially owned by the interested shareholder.

   For purposes of this provision, Insider Shares refers generally to shares owned by:

  . persons who are directors or officers of the corporation, their affiliates, or associates;

  .  subsidiaries of the corporation; and

  . any employee stock plan under which participants do not have the right, as determined exclusively by reference to the terms of such plan and any trust which is part of such plan, to determine confidentially the extent to which shares held under such plan will be tendered in a tender or exchange offer.

   A Georgia corporation's bylaws must specify that all requirements of this provision apply to the corporation in order for this provision to apply. Our bylaws will contain a provision stating that all requirements of this provision, and any successor provision, apply to us.

   Fair Price Requirements

   The fair price provision of the Georgia Code imposes certain requirements on business combinations of a Georgia corporation with any person who is an "interested shareholder" of that corporation. In addition to any vote otherwise required by law or the corporation's articles of incorporation, under the fair price provision, business combinations with an interested shareholder must meet one of the three following criteria designed to protect a corporation's minority shareholders:

  . the transaction must be unanimously approved by the "continuing directors" of the corporation, generally directors who served prior to the time an interested shareholder acquired 10% ownership and who are unaffiliated with such interested shareholder, provided that the continuing directors constitute at least three members of the board of directors at the time of such approval;

  . the transaction must be recommended by at least two-thirds of the continuing directors and approved by a majority of the votes entitled to be cast by holders of voting shares, other than voting shares beneficially owned by the interested shareholder who is, or whose affiliate is, a party to the business combination; or

  . the terms of the transaction must meet specified fair pricing criteria and certain other tests.

   A Georgia corporation's bylaws must specify that all requirements of the fair price provision apply to the corporation in order for the fair price provision to apply. Our bylaws will contain a provision stating that all requirements of the fair price provision, and any successor provisions thereto, apply to us.

   Removal of Directors

   The Georgia Code also contains a provision commonly referred to as the removal provision, which among other things, limits the ability of shareholders of a Georgia corporation to remove its directors if they serve staggered terms. The removal provision generally provides that:

  . directors having staggered terms may be removed only for "cause," unless the corporation's articles of incorporation or a bylaw provision adopted by the corporation's shareholders provides otherwise;

  . directors may be removed only by a majority vote of the shares entitled to vote for the removal of directors; and

  . a director may be removed by a corporation's shareholders only at a meeting called for the purpose of removing him or her and the meeting notice must state that purpose, or one of the purposes, of the meeting is removal of the director.

   Neither our articles of incorporation nor our bylaws will contain a provision permitting the removal of our directors other than for cause. Accordingly, the removal provision could have the effect of restricting the ability of our shareholders to remove incumbent directors and fill the vacancies created by such removal with their own nominees.

No Preemptive Rights

   No holder of any class of stock authorized at the distribution date will have any preemptive right to subscribe to any kind or class of our securities.

Transfer Agent and Registrar

   SunTrust Bank will be the transfer agent and registrar for our common stock.

                   INDEMNIFICATION OF DIRECTORS AND OFFICERS

   Our bylaws will require us to indemnify and hold harmless any director or officer who was or is a party or is threatened to be made a party, to any threatened, pending, or completed action, suit or proceeding whether civil, criminal, administrative or investigative, including any action or suit by or in the right of our company, because the person is or was our director or officer against liability incurred in such proceeding. Our bylaws will generally prohibit us from indemnifying any officer or director who is adjudged liable to us or is subjected to injunctive relief in favor of us for:

  . any appropriation, in violation of the director's or officer's duties, of any business opportunity;

  . acts or omissions that involve intentional misconduct or a knowing violation of law;

  . unlawful corporate distributions as set forth in section 14-2-832 of the Georgia Code; or

  . any transactions from which the director derived an improper personal benefit.

   We intend to purchase and maintain insurance on behalf of our officers and directors against liability asserted against or incurred by these persons in their capacity as an officer or director, or arising out of their status as an officer or director, regardless of whether we would have the power to indemnify or advance expenses to these persons against these liabilities under our bylaws or the Georgia Code.

   Our bylaws will require us, under certain circumstances, to advance expenses to our officers and directors who are parties to an action, suit, or proceeding for which indemnification may be sought. Our bylaws will permit, but will not require, us to indemnify and advance expenses to our employees or agents who are not officers or directors to the same extent and subject to the same conditions that a corporation could, without shareholder approval under Section 14-2-856 of the Georgia Code.

   Our articles of incorporation will eliminate the liability of our directors to us or our shareholders for monetary damages for any action taken, or any failure to take action, as a director to the extent permitted under the Georgia Code. Our directors will remain liable, however, for:

  . any appropriation, in violation of the director's duties, of any business opportunity;

  . acts or omissions that involve intentional misconduct or a knowing violation of law;

  . unlawful corporate distributions as set forth in section 14-2-832 of the Georgia Code; or

  . any transactions from which the director received an improper personal benefit.

   If the Georgia Code is amended to authorize corporate action further eliminating or limiting the personal liability of directors, the liability of our directors will be eliminated or limited to the fullest extent permitted by the Georgia Code, as amended, without further action by the shareholders. These provisions in our articles of incorporation may limit the remedies available to a shareholder in the event of breaches of any director's duties.

   The distribution agreement will provide for indemnification by us of Equifax and its directors, officers, and employees for some liabilities, including liabilities under the Securities Act.

                         INDEPENDENT PUBLIC ACCOUNTANTS

   The combined financial statements for us as of December 31, 2000 and December 31, 1999, and for each of the three years in the period ended December 31, 2000, appearing in this information statement have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon said report given on the authority of such firm as experts in giving said reports.

                  WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION

   We have filed with the SEC a registration statement under the Exchange Act with respect to the shares of our common stock and the associated rights being issued in the distribution. This information statement does not contain all of the information set forth in the registration statement and the exhibits thereto, to which reference is hereby made. With respect to each contract, agreement, or other document filed as an exhibit to the registration statement, reference is made to such exhibit for a more complete description of the matter involved. The registration statement and the exhibits thereto filed by us with the SEC may be inspected at the public reference facilities of the SEC listed below.

   After the distribution, we will be subject to the informational requirements of the Exchange Act, and in accordance therewith will file reports, proxy statements, and other information with the SEC. Such reports, proxy statements, and other information can be inspected and copied at the public reference facilities at its principal offices at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the Regional Offices of the SEC maintained by the SEC at Seven World Trade Center, Thirteenth Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such information may be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission also maintains a World Wide Web site (http://www.sec.gov) that contains reports, proxy, and information statements and other information regarding registrants that file electronically with the SEC.

   After the distribution, our shares will be listed on the New York Stock Exchange. When our shares commence trading on the New York Stock Exchange, such reports, proxy statements, and other information will be available for inspection at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

   We intend to furnish holders of our common stock with annual reports containing combined financial statements audited by independent accountants, beginning with the fiscal year ending December 31, 2001.

   No person is authorized to give any information or to make any representations other than those contained in this information statement, and, if given or made, such information or representations must not be relied upon as having been authorized. Neither the delivery of this information statement nor any distribution of securities made hereunder will imply that there has been no change in the information set forth herein or in our affairs since the date hereof.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Equifax Payment Services division (To be reorganized as Equifax PS, Inc.)
 Historical:
  Report of Independent Public Accountants................................  F-2
  Combined Statements of Income for the years ended December 31, 2000,
   1999, and 1998.........................................................  F-3
  Combined Balance Sheets as of December 31, 2000 and 1999................  F-4
  Combined Statements of Cash Flows for the years ended December 31, 2000,
   1999, and 1998.........................................................  F-5
  Combined Statements of Changes in Shareholder's Equity for the years ended December 31, 2000, 1999, and 1998................................  F-6
  Notes to Combined Financial Statements..................................  F-7
  Report of Independent Public Accountants as to Schedule................. F-19
  Combined Schedule II--Valuation and Qualifying Accounts................. F-20
 Pro Forma (Unaudited):
  Introduction to the Pro Forma Combined Financial Statements............. F-21
  Pro Forma Combined Statement of Income for the year ended December 31,
   2000................................................................... F-22
  Pro Forma Combined Balance Sheet as of December 31, 2000................ F-23
  Notes to Pro Forma Combined Financial Statements........................ F-24

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Equifax Inc.:

   We have audited the accompanying combined balance sheets of the Equifax Payment Services division (to be reorganized as Equifax PS, Inc., a Georgia corporation--Note 1) as of December 31, 2000 and 1999 and the related combined statements of income, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Equifax Payment Services division as of December 31, 2000 and 1999 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

                                              /s/ Arthur Andersen LLP

Atlanta, Georgia
February 23, 2001

                         COMBINED STATEMENTS OF INCOME
                       EQUIFAX PAYMENT SERVICES DIVISION

                (To be reorganized as Equifax PS, Inc.--Note 1)
                    (In thousands, except per share amounts)

                                                  Year Ended December 31,
                                                 ----------------------------
                                                   2000      1999      1998
                                                 --------  --------  --------
Revenues........................................ $778,562  $681,172  $566,120
                                                 --------  --------  --------
Operating expenses:
 Costs of services..............................  535,751   466,379   384,933
 Selling, general and administrative............   95,652    87,308    77,896
                                                 --------  --------  --------
                                                  631,403   553,687   462,829
                                                 --------  --------  --------
Operating income................................  147,159   127,485   103,291
Other income (expense), net.....................    1,309     2,311      (383)
Interest expense................................   (1,301)     (901)     (533)
                                                 --------  --------  --------
Income before income taxes and minority
 interests......................................  147,167   128,895   102,375
Provision for income taxes......................  (57,609)  (54,272)  (40,505)
Minority interests in earnings, net of tax......   (1,096)        6      (780)
                                                 --------  --------  --------
Net income...................................... $ 88,462  $ 74,629  $ 61,090
                                                 ========  ========  ========
Basic earnings per share........................ $         $         $
                                                 ========  ========  ========
Basic weighted average shares outstanding.......
                                                 ========  ========  ========


    The accompanying notes are an integral part of these Combined Financial
                                  Statements.

                            COMBINED BALANCE SHEETS
                       EQUIFAX PAYMENT SERVICES DIVISION

                (To be reorganized as Equifax PS, Inc.--Note 1)
                                 (In thousands)

                                                              December 31,
                                                            ------------------
                                                              2000      1999
                                                            --------  --------
ASSETS
Current assets:
 Cash and cash equivalents................................. $ 29,794  $ 33,617
 Trade accounts receivable, net of allowance for doubtful
  accounts of $2,148 and $2,219, respectively..............   99,472   102,901
 Settlement receivables....................................   48,173    67,963
 Other receivables.........................................    7,706     3,603
 Deferred income taxes (Note 6)............................    4,827     4,902
 Other current assets......................................    9,235     8,970
                                                            --------  --------
  Total current assets.....................................  199,207   221,956
Property and equipment, net (Note 2).......................   32,806    36,910
Intangibles, net (Note 2)..................................  184,612   148,823
Other assets, net (Note 2).................................   85,820    87,566
                                                            --------  --------
  Total Assets............................................. $502,445  $495,255
                                                            ========  ========
LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities:
 Trade accounts payable....................................   18,465    26,903
 Settlement payables.......................................   77,213   118,356
 Notes payable.............................................      549     1,288
 Accrued salaries and bonuses..............................   11,871    16,518
 Income taxes payable......................................    8,992     4,484
 Other current liabilities.................................   43,161    36,573
                                                            --------  --------
  Total current liabilities................................  160,251   204,122
Deferred income taxes (Note 6).............................   11,390    14,305
Other long-term liabilities................................    1,280     1,448
                                                            --------  --------
  Total liabilities........................................  172,921   219,875
                                                            --------  --------
Commitments and contingencies (Note 9)

Minority interests.........................................    5,906     3,890
                                                            --------  --------
Shareholder's equity:
 Equifax equity investment.................................  380,906   319,952
 Cumulative translation adjustment.........................  (57,288)  (48,462)
                                                            --------  --------
  Total shareholder's equity...............................  323,618   271,490
                                                            --------  --------
Total Liabilities and Shareholder's Equity................. $502,445  $495,255
                                                            ========  ========

    The accompanying notes are an integral part of these Combined Financial
                                  Statements.

                       COMBINED STATEMENTS OF CASH FLOWS
                       EQUIFAX PAYMENT SERVICES DIVISION

                (To be reorganized as Equifax PS, Inc.--Note 1)
                                 (In thousands)

                                                  Year Ended December 31,
                                                ------------------------------
                                                  2000      1999       1998
                                                --------  ---------  ---------
Cash flows from operating activities:
 Net income.................................... $ 88,462  $  74,629  $  61,090
 Adjustments to reconcile net income to net
  cash provided by operating activities:
  Depreciation and amortization................   42,698     35,758     27,839
  Gain from sale of investments................   (2,188)    (2,997)       --
  Minority interests in earnings...............    1,096         (6)       780
 Changes in assets and liabilities, excluding
  effects of acquisitions:
  Accounts receivable, net.....................    1,568    (13,214)    (9,923)
  Current liabilities, excluding notes payable
   and settlement payables.....................   (1,240)    21,579      9,040
  Settlement receivables and payables, net.....  (21,353)    25,020    (18,583)
  Other current assets.........................     (335)       321       (120)
  Deferred income taxes........................   (2,961)     3,921      1,643
  Other long-term liabilities..................     (168)      (115)      (325)
  Other assets.................................   (1,795)     1,324      1,213
                                                --------  ---------  ---------
 Net cash provided by operating activities.....  103,784    146,220     72,654
                                                --------  ---------  ---------
Cash flows from investing activities:
 Additions to property and equipment...........  (11,149)    (9,371)   (18,095)
 Additions to other assets.....................  (27,640)   (40,740)   (29,798)
 Acquisitions, net of cash acquired............  (46,257)     2,020   (137,301)
 Investments in uncombined affiliates..........      --        (700)   (19,888)
 Proceeds from sale of investments.............    6,850     17,857        --
                                                --------  ---------  ---------
 Net cash used in investing activities.........  (78,196)   (30,934)  (205,082)
                                                --------  ---------  ---------
Cash flows from financing activities:
 Net (repayments to) borrowings from Equifax...  (26,353)  (106,059)   136,676
 Contributions from minority interests.........      --       3,223        --
 Change in notes payable.......................     (466)      (871)      (130)
                                                --------  ---------  ---------
Net cash (used in) provided by financing
 activities....................................  (26,819)  (103,707)   136,546
                                                --------  ---------  ---------
Effect of foreign currency exchange rates on
 cash..........................................   (2,592)      (752)       456
                                                --------  ---------  ---------
Net cash (used) provided.......................   (3,823)    10,827      4,574
Cash and cash equivalents, beginning of year...   33,617     22,790     18,216
                                                --------  ---------  ---------
Cash and cash equivalents, end of year......... $ 29,794  $  33,617  $  22,790
                                                ========  =========  =========

    The accompanying notes are an integral part of these Combined Financial
                                  Statements.

             COMBINED STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
                       EQUIFAX PAYMENT SERVICES DIVISION

                (To be reorganized as Equifax PS, Inc.--Note 1)
                                 (In thousands)

                                         Accumulated
                                            Other         Total
                         Equifax Equity Comprehensive Shareholder's Comprehensive
                           Investment   Income (Loss)    Equity        Income
                         -------------- ------------- ------------- -------------
Balance, December 31,
 1997...................   $ 151,671      $    552      $ 152,223
1998 changes:
 Net income.............      61,090           --          61,090     $ 61,090
 Foreign currency
  translation
  adjustment............         --         (2,756)        (2,756)      (2,756)
 Net transactions with
  Equifax...............     138,236           --         138,236          --
                           ---------      --------      ---------     --------
Balance, December 31,
 1998...................     350,997        (2,204)       348,793     $ 58,334
                                                                      ========
1999 changes:
 Net income.............      74,629           --          74,629     $ 74,629
 Foreign currency
  translation
  adjustment............         --        (46,258)       (46,258)     (46,258)
 Net transactions with
  Equifax...............    (105,674)          --        (105,674)         --
                           ---------      --------      ---------     --------
Balance, December 31,
 1999...................     319,952       (48,462)       271,490     $ 28,371
                                                                      ========
2000 changes:
 Net income.............      88,462           --          88,462     $ 88,462
 Foreign currency
  translation
  adjustment............         --         (8,826)        (8,826)      (8,826)
 Net transactions with
  Equifax...............     (27,508)          --         (27,508)         --
                           ---------      --------      ---------     --------
Balance, December 31,
 2000...................   $ 380,906      $(57,288)     $ 323,618     $ 79,636
                           =========      ========      =========     ========


    The accompanying notes are an integral part of these Combined Financial
                                  Statements.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

Note 1--Spin-off and Basis of Presentation

   In October 2000, the Board of Directors of Equifax Inc. ("Equifax") announced its intent to spin-off the Payment Services division, subject to certain conditions, into a separate publicly traded company with its own management and Board of Directors (the "Distribution"). This Distribution is expected to occur during the third quarter of 2001 and will be accomplished by transferring the assets, liabilities, and stock of the businesses that comprise the Payment Services division to Equifax PS, Inc. ("Equifax PS"), a recently formed holding company, and then distributing all of the shares of common stock of Equifax PS to Equifax's shareholders. Equifax shareholders will receive one
share of Equifax PS common stock for every      shares of Equifax common stock
held as of the date of distribution (the "Distribution Date"). After the Distribution, Equifax PS and Equifax will be two separate public companies. Equifax PS was incorporated on March 2, 2001 as a wholly-owned subsidiary of Equifax, and will not have any operations, assets, or liabilities until immediately prior to the Distribution.

   These combined financial statements include the accounts of the Equifax businesses that comprise its Payment Services division (collectively referred to as the "Company"). The Company provides credit and debit card processing and check risk management services to financial institutions and merchants throughout the world, through two segments, Card Solutions and Check Solutions. Card Solutions provides credit and debit card issuer services, merchant processing services, and e-banking services in the U.S., the U.K., Brazil, and Chile. Check Solutions provides check risk management services and related processing services in the U.S., the U.K., Canada, France, Ireland, Australia, and New Zealand.

   Card issuer services enable banks, credit unions, retailers, and others to issue VISA and MasterCard credit and debit cards, private label cards, and other electronic payment cards. Merchant processing services enable retailers and other businesses to accept credit, debit, and other electronic payment cards from purchasers of their goods and services. E-banking services enable banks to provide electronic banking services to their customers, allowing them to compete for and retain customers more effectively and to generate non-interest fee income.

   Check risk management services, which utilize the Company's proprietary check authorization systems and risk assessment decision platforms, enable retailers, hotels, automotive dealers, telecommunications companies, supermarkets, casinos, mail order houses, and other businesses to minimize losses from dishonored checks, maximize check acceptance, and improve customer service. The services include check guarantee, where the Company accepts the risk of bad checks presented to customers, verification services, where the Company determines the likelihood that a check will clear and the customer retains the risk, and certain combinations of guarantee and verification services. Check Solutions also provides related service offerings, including risk management consulting and marketing services, which enable retailers to cross-sell and increase their customer retention.

   The combined financial statements have been prepared on the historical cost basis in accordance with accounting principles generally accepted in the U.S., and present the Company's financial position, results of operations, and cash flows as derived from Equifax's historical financial statements. Intercompany transactions between entities included in the combined financial statements have been eliminated. As further described in Note 5, certain Equifax corporate expenses have been allocated to the Company based on an estimate of the proportion of corporate expenses allocable to the Company, utilizing such factors as revenues, number of employees, and other relevant factors. In the opinion of management, these allocations have been made on a reasonable basis. The costs of these services charged to the Company may not reflect the actual costs the Company would have incurred for similar services had it been operating as a stand-alone company. The combined financial statements do not include any allocation of Equifax corporate debt or related interest expense as these amounts have not been historically allocated to the Company.

   In conjunction with the separation of their businesses, the Company and Equifax will enter into various agreements that address the allocation of assets and liabilities between them and that define their relationship after the separation, including the distribution agreement, the tax sharing and indemnification agreement, the employee benefits agreement, the intercompany data purchase agreement, the intellectual property agreement, and the transition support agreement.

Note 2--Significant Accounting Policies

   Use of estimates--The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

   Revenue recognition--Revenues from credit and debit card processing and related services are recognized based on a specified amount per account, per card, or per transaction when processed or as services are rendered. Merchant processing provides a range of processing services, including authorizing card transactions at the point-of-sale, capturing and transmitting data affecting settlement of payments, and assisting merchants in resolving billing disputes with their customers. Revenues for these services are recognized in the period the transactions are processed or when the services are performed and include interchange fees, which are processing fees paid to credit card associations.

   Check guarantee is the process of electronically authorizing a check being presented to the Company's merchant customer, through an extensive database, and guaranteeing the face value of the check to the merchant customer. If a guaranteed check is dishonored, the Company reimburses the merchant for the check's face value, and pursues collection from the delinquent checkwriter. Revenues for check guarantee services are based on a percentage of the face value of each guaranteed check and are recognized when the transaction is processed and the obligations to the customer are fulfilled. At the time revenue is recognized, the Company records a valuation allowance for uncollectible checks, net of estimated claims recoverable, based on historical loss experience. Check verification services are similar to check guarantee services, except the Company does not guarantee the verified checks, and the risk of loss is retained by the customer. Revenues for these services are based on a fixed amount per check verified and are recognized when the transaction is processed.

   The Company licenses software products that allow customers to manage their credit card programs. These products include a complete suite of UNIX and mainframe credit card issuing and acquiring software. Software license revenues are recognized in accordance with Statement of Positions 97-2, "Software Revenue Recognition." In certain software arrangements, the Company provides consulting services, which include implementation and upgrades to the existing base software. For license sales that do not include consulting services, revenue is recognized when delivery has occurred, the license fee is fixed and determinable, collectibility is probable, and evidence of an arrangement exists. For professional services related to software and for licenses that include consulting or processing services, revenue is recognized over the period the services are performed. Software maintenance and support revenues are recognized over the term of the contract or as services are performed. Software licensing and related revenue totaled $13.0 million, $23.2 million, and $27.1 million in 2000, 1999, and 1998, respectively.

   Earnings per share--Basic earnings per share ("EPS") is calculated as net income divided by the weighted average number of common shares. Weighted average shares outstanding is computed by applying the distribution ratio of shares of Equifax PS common stock to the historical Equifax weighted average shares outstanding for the same periods presented.

   Diluted EPS is calculated to reflect the potential dilution that would occur if stock options or other contracts to issue common stock were exercised and resulted in additional common shares outstanding. Diluted EPS is not presented in these financial statements, as there are no historical market share prices for Equifax PS common stock, as public trading will not commence until the Distribution occurs. Accordingly, the dilutive effect of stock options cannot be determined.

   Settlement receivables and payables--Settlement receivables and payables result from timing differences in the Company's settlement process with merchants, financial institutions, and credit card associations related to merchant and card processing. Cash held by Equifax associated with this settlement process was $29.0 million, $50.4 million, and $25.4 million at December 31, 2000, 1999, and 1998, respectively. These amounts are included in the intercompany receivables due from Equifax, which are a component of the Equifax equity investment.

   Property and equipment--The cost of property and equipment is depreciated on a straight-line basis over estimated useful lives as follows: buildings--30 years; leasehold improvements--not to exceed lease terms; data processing equipment--3 to 5 years; and furniture--3 to 10 years.

   Property and equipment at December 31, 2000 and 1999 consist of the following:

                                                               2000      1999
                                                             --------  --------
                                                              (In thousands)
   Land, buildings and improvements......................... $  9,246  $  8,065
   Data processing equipment and furniture..................   84,859    76,249
                                                             --------  --------
                                                               94,105    84,314
   Less accumulated depreciation............................  (61,299)  (47,404)
                                                             --------  --------
                                                             $ 32,806  $ 36,910
                                                             ========  ========

   Intangibles--Intangibles include goodwill and purchased merchant contracts. Goodwill of $160,945,000 (net) and $148,823,000 (net) at December 31, 2000 and
1999, respectively, is amortized using the straight-line method over estimated useful lives of 20 to 40 years, with a weighted average life of 25 years. Purchased merchant contracts of $23,667,000 (net) at December 31, 2000, are amortized using the straight-line method over an estimated useful life of 11 years. Useful lives are principally determined by management based on the nature and geographic location of the business acquired, and the relative stability and rate of technological change inherent in each business. Goodwill amortization expense was $7,939,000 in 2000, $7,216,000 in 1999, and $3,881,000
in 1998. As of December 31, 2000 and 1999, accumulated goodwill amortization was $23,845,000 and $17,043,000, respectively. Purchased merchant contract amortization expense was $333,000 in 2000. As of December 31, 2000, accumulated purchased merchant contract amortization was $333,000.

   Other assets--Other assets principally consist of systems development and other deferred costs, and purchased software. The costs of internally developed and purchased software used to provide services to customers or internal administrative services are capitalized and amortized on a straight-line basis over five to ten years, as determined by their estimated useful lives. Maintenance and repairs are expensed as incurred. Other assets are amortized using the straight-line method over estimated useful lives of five to ten years. Amortization expense for other assets was $20,566,000 in 2000, $15,418,000 in 1999, and $8,574,000 in 1998. As of December 31, 2000 and 1999,
accumulated amortization was $57,075,000 and $37,507,000, respectively.

   Other assets, net at December 31, 2000 and 1999 consist of the following:

                                                                 2000    1999
                                                                ------- -------
                                                                (In thousands)
   Systems development and other deferred costs................ $76,937 $71,014
   Purchased software..........................................   7,809  10,502
   Investments in uncombined affiliates........................     350   4,916
   Other.......................................................     724   1,134
                                                                ------- -------
                                                                $85,820 $87,566
                                                                ======= =======

   Impairment of long-lived assets--The Company regularly evaluates whether events and circumstances have occurred which indicate that the carrying amount of property and equipment, intangibles, or other assets may warrant revision or may not be recoverable. When factors indicate that assets should be evaluated for possible impairment, the Company uses an estimate of the future undiscounted net cash flows of the related business over the remaining life of the asset in measuring whether the carrying amount is recoverable.

   Minority interests--Minority interests in earnings of combined subsidiaries represent the minority shareholders' share of the after-tax net income or loss of various combined subsidiaries. The minority interests in the combined balance sheets reflect the original investments by these minority shareholders in the combined subsidiaries, along with their proportional share of the earnings or losses of the subsidiaries, net of dividends.

   Foreign currency translation--The Company has foreign subsidiaries whose functional currency is their local currency. Gains and losses on transactions denominated in currencies other than the functional currencies are included in determining net income for the period in which exchange rates change. The assets and liabilities of foreign subsidiaries, including long-term intercompany balances, are translated at the year-end rate of exchange, and income statement items are translated at the average rates prevailing during the year. The resulting translation adjustment is recorded as a component of shareholder's equity. Other foreign currency transaction gains and losses are recorded in other income.

   Combined statements of cash flows--The Company considers cash equivalents to be short-term cash investments with original maturities of three months or less.

   Cash paid for income taxes and interest is as follows:

                                                            2000   1999   1998
                                                           ------ ------ ------
                                                              (In thousands)
   Income taxes, net of amounts refunded.................. $4,120 $3,470 $3,801
   Interest...............................................  1,308    897    531

   Cash paid for income taxes represents payments for foreign and certain state income taxes. Payments for federal and unitary state income taxes are reflected as a component of net transactions with Equifax in the combined financial statements.

   Financial instruments--The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, and accounts and notes payable. The carrying amounts of these items approximate their fair market values due to their short maturity. During 2000, the Company did not hold any material derivative financial instruments.

   Recent Accounting Pronouncements and Accounting Change--In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 establishes accounting and reporting standards for derivative instruments and hedging activities and is effective (as amended by SFAS No. 137) on January 1, 2001 for the Company. Based on its current level of derivative instruments and hedging activities, the adoption of SFAS 133 did not have a significant impact on its financial statements or reported earnings.

Note 3--Acquisitions and Investments in Uncombined Affiliates

   During 2000 and 1998, the Company acquired, made equity investments, or increased its ownership in the following businesses:

                                         Date         Industry     Percentage
Business                               Acquired        Segment     Ownership
--------                            -------------- --------------- ----------
Equifax Card Solutions Limited
 (U.K.)............................ September 2000  Card Solutions   100.0%(1)
Check-A-Cheque Ltd. (U.K.).........     March 2000 Check Solutions   100.0%
Rexora (U.K.)......................   January 2000 Check Solutions   100.0%
Procard S.A. (Chile)...............   January 2000  Card Solutions   100.0%
Unnisa Ltda. (Brazil).............. September 1998  Card Solutions    59.3%
Proceda S.A. (Brazil).............. September 1998  Card Solutions    34.0%(2)

--------
(1)  Increased from 51.0% ownership when started in 1999 to 100% in 2000.
(2)  Subsequently sold in April 1999.

   In 2000, the Company increased its ownership in Equifax Card Solutions Limited, a U.K. card processing business, from 51% to 100%, and acquired Check-A-Cheque Ltd. and Rexora to compliment its check business in Europe, and Procard S.A., a card processing business in Chile. The Company also acquired a portfolio of credit card merchant processing accounts from Heartland Payment Systems. These acquisitions had an aggregate cash purchase price of $46.3 million, with $24.7 million allocated to goodwill, $22.0 million allocated to merchant contracts, $1.8 million allocated to assets, and $2.2 million of assumed liabilities.

   In 1998, the Company acquired a 59.3% interest in Unnisa Ltda. ("Unnisa"), a card processing business in Brazil (Note 9). The total purchase price was $138.0 million, with $134.9 million allocated to goodwill, $16.7 million allocated to assets (including $0.7 million of cash), and $13.6 million of assumed liabilities. Additionally, the Company acquired a minority interest in Proceda S.A. ("Proceda") (Note 4) totaling $16.8 million and invested an additional $3.1 million in its card processing operation in India, which were accounted for under the equity method. If these 1998 acquisitions had occurred as of the beginning of 1998, pro forma revenues and net income would have been $612.6 million and $58.1 million in 1998, respectively.

   The above acquisitions were accounted for as purchases and their results of operations have been included in the combined statements of income from the dates of acquisition.

Note 4--Divestitures

   In September 2000, the Company sold its 50% interest in its card processing operation in India for $6,850,000, which resulted in a pre-tax gain of $2,188,000. In April 1999, the Company sold its 34% equity interest in Proceda in Brazil for $17,857,000, which resulted in a pre-tax gain of $2,997,000. These items were recorded in other income.

Note 5--Related Party Transactions

   There are no material intercompany purchase or sales transactions between Equifax and the Company. Under Equifax's centralized cash management system, excess cash sent to Equifax and short-term advances from Equifax are reflected as intercompany receivables or payables and are included in the Equifax equity investment in the accompanying combined balance sheets. Intercompany receivables from Equifax at December 31, 2000 and 1999 were $117,166,000 and $89,951,000, respectively (Note 7).

   The Company was charged with Equifax corporate costs in the amount of $11,148,000 in 2000, $10,086,000 in 1999, and $8,852,000 in 1998. These
allocations were based on an estimate of the proportion of corporate expenses related to the Company, utilizing such factors as revenues, number of employees, number of transactions processed, and other applicable factors. In the opinion of management, these costs have been allocated on a reasonable basis. Approximately $3,345,000, $2,762,000, and $2,031,000 of these amounts were allocated to the Company's two operating segments in 2000, 1999, and 1998, respectively.

Note 6--Income Taxes

   Historically, the Company has been included in the consolidated federal income tax return of Equifax. The Company's provision for income taxes in the accompanying combined statements of income reflects federal, state, and foreign income taxes calculated on the Company's separate income, but recognizes the impact of unitary tax regulations of certain states on the Company as a member of the Equifax consolidated group. The Company records deferred income taxes using enacted tax laws and rates for the years in which the taxes are expected to be paid. Deferred income tax assets and liabilities are recorded based on the differences between the financial reporting and income tax bases of assets and liabilities. The provision for income taxes consists of the following:

                                                        2000     1999    1998
                                                       -------  ------- -------
                                                           (In thousands)
Current:
 Federal.............................................. $47,908  $39,321 $29,668
 State................................................   8,095    6,532   4,042
 Foreign..............................................   3,343    1,243   2,411
                                                       -------  ------- -------
                                                        59,346   47,096  36,121
                                                       -------  ------- -------

Deferred:
 Federal..............................................    (668)   5,995   3,875
 State................................................    (160)   1,095     623
 Foreign..............................................    (909)      86    (114)
                                                       -------  ------- -------
                                                        (1,737)   7,176   4,384
                                                       -------  ------- -------
                                                       $57,609  $54,272 $40,505
                                                       =======  ======= =======

   The provision for income taxes is based on income before income taxes and minority interests as follows:

                                                        2000     1999     1998
                                                      -------- -------- --------
                                                            (In thousands)
United States........................................ $141,212 $121,683 $ 99,519
Foreign..............................................    5,955    7,212    2,856
                                                      -------- -------- --------
                                                      $147,167 $128,895 $102,375
                                                      ======== ======== ========

   The provision for income taxes is reconciled with the federal statutory rate as follows:

                                                      2000     1999     1998
                                                     -------  -------  -------
                                                         (In thousands)
Federal statutory rate..............................    35.0%    35.0%    35.0%
                                                     -------  -------  -------
Provision computed at federal statutory rate........ $51,508  $45,114  $35,831
State and local taxes, net of federal tax benefit...   5,157    4,958    3,033
Other...............................................     944    4,200    1,641
                                                     -------  -------  -------
                                                     $57,609  $54,272  $40,505
                                                     =======  =======  =======

   Components of the Company's deferred income tax assets and liabilities at December 31, 2000 and 1999 are as follows:

                                                              2000      1999
                                                            --------  --------
                                                             (In thousands)
Deferred income tax assets:
 Reserves and accrued expenses............................. $  6,110  $  5,501
 Net operating loss carryforwards..........................    4,082     3,946
 Other.....................................................      649       260
                                                            --------  --------
                                                              10,841     9,707
                                                            --------  --------
Deferred income tax liabilities:
 Other assets..............................................  (14,418)  (16,390)
 Depreciation..............................................     (949)   (1,427)
 Undistributed earnings of foreign subsidiaries............   (1,271)   (1,271)
 Other.....................................................     (766)      (22)
                                                            --------  --------
                                                             (17,404)  (19,110)
                                                            --------  --------
 Net deferred income tax liability.........................   (6,563)   (9,403)
                                                            --------  --------
 Less: Current deferred tax asset..........................    4,827     4,902
                                                            --------  --------
 Non-current deferred tax liability........................ $(11,390) $(14,305)
                                                            ========  ========

Note 7--Shareholder's Equity

   Equifax equity investment--Equifax's equity investment includes the original investments in the Company, accumulated income of the Company, and the net intercompany receivable due from Equifax reflecting transactions described in
Note 5.

   In connection with the Distribution, the net intercompany receivable due from Equifax will be capitalized. In addition, the Company will enter into an unsecured revolving line of credit that will be partially used to fund a cash payment to Equifax at the date of the Distribution of an amount currently estimated to be $250 million.

   Stock incentive plans--The Company intends to adopt the Equifax PS, Inc. 2001 Stock Incentive Plan (the "Omnibus Plan"). The Omnibus Plan will authorize grants of stock options, stock appreciation rights, restricted stock, deferred stock, and performance shares or units. Additionally, the Company intends to adopt the Equifax PS, Inc. 2001 Non-Employee Director Stock Option Plan, pursuant to which options to purchase Equifax PS common stock will be available for grant to non-employee directors.

   Historically, the Company participated in the Equifax Stock Option Plans (the "Stock Option Plans"), which provide qualified and non-qualified stock options to officers and employees of Equifax at exercise prices not less than market value on the date of grant. Generally, options vest proportionately over a four-year period and are exercisable for ten years from the grant date. Certain of the Stock Option Plans also provide for awards of restricted shares of Equifax's common stock.

   Pursuant to the employee benefits agreement, Equifax stock options held by the Company's employees will be converted to Equifax PS stock options at the time of the Distribution. As part of the conversion, the Company will multiply the number of shares purchasable under each converted stock option by a ratio determined at the time of the Distribution and divide the exercise price per share of each option by the same ratio. Fractional shares will be rounded down to the nearest whole number of shares. All other terms of the converted stock options will remain the same as those in effect immediately prior to the Distribution. At December 31, 2000, the number of shares of Equifax common stock subject to options held by option holders expected to become Equifax PS employees was 2,369,000. The exercise prices of such options range from $7.09 to $38.60. The ultimate number of stock options to be held by Equifax PS employees and the number and exercise prices of Equifax PS stock options to be issued subject to the above calculation, cannot yet be determined.

   Rights agreement--Equifax PS anticipates its Board of Directors will adopt a Rights Agreement (the "Rights Agreement") on or prior to the Distribution. If adopted, the Rights Agreement will contain provisions to protect Equifax PS shareholders in the event of coercive, unfair or inadequate takeover bids and practices that are not approved by the Equifax PS Board of Directors. Pursuant to the Rights Agreement, if adopted, Equifax PS would issue one Common Stock Purchase Right (a "Right") for each share of Equifax PS common stock. The Rights will be represented by, and will trade together with, the Equifax PS common stock. The Rights will not be immediately exercisable and will not become exercisable unless certain triggering events occur. Among the triggering events is the acquisition of 15% or more of Equifax PS' common stock by a person or group of affiliated or associated persons. Unless previously redeemed, upon the occurrence of one of the specified triggering events, each Right that is not held by the 15% or more shareholder will entitle its holder to purchase one share of common stock or, under certain circumstances, additional shares of common stock at a discounted price.

   Common and preferred stock--Equifax PS expects to have     million shares of
common stock, par value $0.01 per share, and     million shares of preferred
stock, par value $0.01 per share (the "Preferred Stock"), authorized as of the Distribution Date. No shares of Preferred Stock are expected to be issued as of the Distribution Date.

Note 8--Employee Benefits

   Historically, the Company participated in the Equifax employee benefit plans and was allocated a portion of the plans' costs based on an estimate of the proportion of expense related to the Company. In the opinion of management, the expenses have been allocated on a reasonable basis. Beginning in
               , 2001, the Company will provide benefits to its employees, which will generally be similar to those benefits provided under Equifax's plans.

   U.S. Retirement Plan--The Equifax noncontributory qualified retirement plan (the "Retirement Plan") covers most U.S. salaried employees. Benefits are primarily a function of salary and years of service. Retirement Plan provisions and funding meet the requirements of the Employee Retirement Income Security Act of 1974, as amended. Total pension income (expense) allocated to the Company and included in the accompanying combined statements of income was $3,347,000 in 2000, $3,397,000 in 1999, and $(634,000) in 1998. The components of pension income (expense) other than service costs, which are allocated directly, are allocated to the businesses comprising the Payment Services division in proportion to total payroll costs. Information relating to accumulated benefits and plan assets as they may be allocable to the Company's participants at December 31, 2000 and 1999 is not available.

   Employee Retirement Savings Plan--The Equifax retirement savings plan provides for annual contributions within specified ranges, determined at the discretion of the Board of Directors, for the benefit of eligible employees in the form of cash or shares of Equifax's common stock. The Company's portion of the plan's expenses was $1,115,000, $1,820,000, and $928,000 in 2000, 1999, and
1998, respectively. Expenses for this plan are a direct function of the contributions made by the employees of the Company.

   Postretirement Benefits--The Equifax unfunded healthcare and life insurance benefit plans cover eligible retired employees. Substantially all U.S. employees may become eligible for these benefits if they reach normal retirement age while working for Equifax and satisfy certain years of service requirements. Equifax accrues the cost of providing these benefits over the active service period of the employee. Expenses of $535,000 in 2000, $595,000 in 1999, and $553,000 in 1998 were allocated to the Company in proportion to total payroll costs.

Note 9--Commitments and Contingencies

   Leases--The Company's operating leases involve principally office space and office equipment. Rental expense relating to these leases was $12,601,000 in 2000, $11,275,000 in 1999, and $9,900,000 in 1998.

   Future minimum payment obligations for noncancelable operating leases exceeding one year are as follows as of December 31, 2000:

                                                                      Amount
                                                                  --------------
                                                                  (In thousands)
   2001..........................................................    $ 8,772
   2002..........................................................      5,437
   2003..........................................................      4,296
   2004..........................................................      3,875
   2005..........................................................      3,547
   Thereafter....................................................     12,016
                                                                     -------
                                                                     $37,943
                                                                     =======

   Data processing services agreements--The Company has separate agreements with EDS and IBM, which expire between 2009 and 2010, for portions of its computer data processing operations and related functions. The estimated aggregate contractual obligation remaining under these agreements is approximately $286 million as of December 31, 2000. However, these amounts could be more or less depending on various factors such as the inflation rate, the introduction of significant new technologies, or changes in the Company's data processing needs as a result of acquisitions or divestitures. Under certain circumstances, such as a change in control of the Company or for the Company's convenience, the Company may terminate these agreements. However, the agreements provide that the Company must pay a termination charge in the event of such a termination.

   Change in control agreements--Equifax PS intends to enter into change in control agreements with certain of its officers prior to the Distribution, which provide certain severance pay and benefits in the event of a termination of the officer's employment under certain circumstances following a "change in control" of Equifax PS. "Change in control" is defined as the accumulation by any person, entity, or group of 20% or more of the combined voting power of Equifax PS voting stock or the occurrence of certain other specified events.

   Litigation--A number of lawsuits seeking damages are brought against the Company each year in the ordinary course of business. The Company provides for estimated legal fees and settlements relating to pending lawsuits. In addition, a class action lawsuit is pending against Equifax Check Services, Inc., a subsidiary of Equifax that will be contributed to the Company immediately prior to the Distribution, in the U.S. District Court for the Eastern District of California. This action is based on a claim that the Company's practice of assessing a service charge on unpaid checks allegedly violated provisions of the federal Fair Debt Collection Practices Act and California's Unfair Business Practices Act during the period from August 1992 through December 1996. The plaintiffs seek, among other remedies, a refund of all service charges collected from California consumers during this period, prejudgment interest, statutory damages under the Fair Debt Collection Practices Act, and attorneys' fees, which amounts in the aggregate, could exceed $15 million. The Company has defended, and will continue to defend this action vigorously, however, litigation is inherently uncertain and the Company may not prevail. In the opinion of management, the ultimate resolution of these matters will not have a materially adverse effect on the Company's financial position, liquidity, or results of operations.

   Unnisa put option--Under the terms of an agreement, the minority shareholders of Unnisa, the Company's credit card processing business in Brazil, exercised an option to sell their 40.7% interest at an appraised fair market value. Equifax PS will be responsible directly or through subsidiaries for the obligation to purchase this interest, the purchase price of which has not been determined.

Note 10--Quarterly Combined Financial Data (Unaudited)

   Quarterly operating revenues and operating income by reportable segment (Note 11) and other summarized quarterly financial data for 2000 and 1999 are as follows (in thousands, except per share amounts):

2000                                      First     Second    Third     Fourth
----                                     --------  --------  --------  --------
Operating revenues:
 Card Solutions(2)...................... $119,244  $130,157  $131,602  $137,507
 Check Solutions........................   58,317    62,951    63,074    75,710
                                         --------  --------  --------  --------
                                         $177,561  $193,108  $194,676  $213,217
                                         ========  ========  ========  ========
Operating income:
 Card Solutions(2)...................... $ 17,276  $ 27,916  $ 32,487  $ 33,078
 Check Solutions........................    8,685    10,667    10,765    14,088
                                         --------  --------  --------  --------
                                           25,961    38,583    43,252    47,166
 General Corporate Expense..............   (2,051)   (2,034)   (1,818)   (1,900)
                                         --------  --------  --------  --------
                                         $ 23,910  $ 36,549  $ 41,434  $ 45,266
                                         ========  ========  ========  ========
Net income.............................. $ 14,872  $ 22,468  $ 24,931  $ 26,191
                                         ========  ========  ========  ========
Per common share (basic):
 Net income(1)..........................
                                         ========  ========  ========  ========
1999                                      First     Second    Third     Fourth
----                                     --------  --------  --------  --------
Operating revenues:
 Card Solutions(3)...................... $100,630  $107,329  $115,390  $120,555
 Check Solutions........................   50,499    56,273    59,695    70,801
                                         --------  --------  --------  --------
                                         $151,129  $163,602  $175,085  $191,356
                                         ========  ========  ========  ========
Operating income:
 Card Solutions(3)...................... $ 22,554  $ 21,819  $ 24,319  $ 27,676
 Check Solutions........................    5,963     8,948    10,551    12,979
                                         --------  --------  --------  --------
                                           28,517    30,767    34,870    40,655
 General Corporate Expense..............   (1,771)   (1,932)   (1,774)   (1,847)
                                         --------  --------  --------  --------
                                         $ 26,746  $ 28,835  $ 33,096  $ 38,808
                                         ========  ========  ========  ========
Net income.............................. $ 15,020  $ 18,157  $ 18,106  $ 23,346
                                         ========  ========  ========  ========
Per common share (basic):
 Net income(1)..........................
                                         ========  ========  ========  ========

--------
(1) Quarterly per share amounts do not add to the amounts shown in the combined statements of income due to rounding. Weighted average shares outstanding is computed by applying the distribution ratio of one share of
     Equifax PS common stock for every    shares of Equifax common stock held
     to the historical Equifax weighted average shares outstanding for all periods presented.
(2) The second quarter of 2000 includes revenues and operating income of approximately $4.9 million from software license sales.
(3) The first quarter of 1999 includes revenues and operating income of approximately $7.0 million from software license sales.

Note 11--Segment Information

   Segment information has been prepared in accordance with Statement of Financial Accounting Standards No. 131 (SFAS 131), "Disclosures About Segments of an Enterprise and Related Information." The Company has two segments, credit and debit card processing (Card Solutions) and check risk management services (Check Solutions). Segments were determined based on products and services provided by each segment (Note 1) and represent components of the Company about which separate internal financial information is maintained and evaluated by senior management in deciding how to allocate resources and in assessing performance. The accounting policies of the segments are the same as those described in the Company's summary of significant accounting policies (Note 2). The Company evaluates the segment performance based on its operating income. Intersegment sales and transfers, which are not material, have been eliminated.

   Segment information for 2000, 1999, and 1998 is as follows (dollars in thousands):

                                        2000           1999           1998
                                    -------------  -------------  -------------
                                     Amount    %    Amount    %    Amount    %
                                    --------  ---  --------  ---  --------  ---
Operating revenues:
 Card Solutions.................... $518,510   67% $443,904   65% $357,014   63%
 Check Solutions...................  260,052   33   237,268   35   209,106   37
                                    --------  ---  --------  ---  --------  ---
                                    $778,562  100% $681,172  100% $566,120  100%
                                    ========  ===  ========  ===  ========  ===
Operating income:
 Card Solutions.................... $110,757   71% $ 96,368   71% $ 79,209   72%
 Check Solutions...................   44,205   29    38,441   29    30,903   28
                                    --------  ---  --------  ---  --------  ---
                                     154,962  100%  134,809  100%  110,112  100%
 General Corporate Expense.........   (7,803)        (7,324)        (6,821)
                                    --------       --------       --------
                                    $147,159       $127,485       $103,291
                                    ========       ========       ========
Total assets at December 31:
 Card Solutions.................... $419,270   83% $414,786   84% $416,450   85%
 Check Solutions...................   83,175   17    80,469   16    76,254   15
                                    --------  ---  --------  ---  --------  ---
                                    $502,445  100% $495,255  100% $492,704  100%
                                    ========  ===  ========  ===  ========  ===

                                                         2000    1999    1998
                                                        ------- ------- -------
Depreciation and amortization:
 Card Solutions.......................................  $36,038 $28,493 $20,883
 Check Solutions......................................    6,660   7,265   6,956
                                                        ------- ------- -------
                                                        $42,698 $35,758 $27,839
                                                        ======= ======= =======
Capital expenditures (excluding property and equipment
 and other assets acquired in acquisitions):
 Card Solutions.......................................  $35,478 $47,502 $37,053
 Check Solutions......................................    3,311   2,609  10,840
                                                        ------- ------- -------
                                                        $38,789 $50,111 $47,893
                                                        ======= ======= =======

   Financial information by geographic area is as follows (dollars in thousands):

                                         2000          1999          1998
                                     ------------  ------------  ------------
                                      Amount   %    Amount   %    Amount   %
                                     -------- ---  -------- ---  -------- ---
Operating revenues (based on
 location of customer):
 United States...................... $615,221  79% $548,192  80% $476,225  84%
 United Kingdom.....................   62,512   8    47,189   7    33,493   6
 Brazil.............................   66,483   9    54,904   8    28,625   5
 Other..............................   34,346   4    30,887   5    27,777   5
                                     -------- ---  -------- ---  -------- ---
                                     $778,562 100% $681,172 100% $566,120 100%
                                     ======== ===  ======== ===  ======== ===
Long-lived assets at December 31:
 United States...................... $142,696  47% $134,455  49% $132,468  42%
 United Kingdom.....................   50,351  17    37,960  14    26,492   8
 Brazil.............................   87,963  29    94,207  35   153,132  48
 Other..............................   22,228   7     6,677   2     7,791   2
                                     -------- ---  -------- ---  -------- ---
                                     $303,238 100% $273,299 100% $319,883 100%
                                     ======== ===  ======== ===  ======== ===

   Revenues from external customers by the Company's product and service offerings are as follows (dollars in thousands):

                                         2000          1999          1998
                                     ------------  ------------  ------------
                                      Amount   %    Amount   %    Amount   %
                                     -------- ---  -------- ---  -------- ---
 Card Issuer Services............... $348,554  45% $303,998  45% $244,892  43%
 Check Solutions....................  260,052  33   237,268  35   209,106  37
 Merchant Processing Services.......  149,276  19   111,863  16    80,840  14
 Other..............................   20,680   3    28,043   4    31,282   6
                                     -------- ---  -------- ---  -------- ---
                                     $778,562 100% $681,172 100% $566,120 100%
                                     ======== ===  ======== ===  ======== ===

            REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS AS TO SCHEDULE

   We have audited in accordance with auditing standards generally accepted in the United States, the combined financial statements of the Equifax Payment Services division (to be reorganized as Equifax PS, Inc., a Georgia corporation) included in this information statement on Form 10, and have issued our report thereon dated February 23, 2001. Our audit was made for the purpose of forming an opinion on those statements taken as a whole. The schedule listed in the index on page F-1 is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects, the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                             /s/ Arthur Andersen LLP

Atlanta, Georgia
February 23, 2001

                       EQUIFAX PAYMENT SERVICES DIVISION
                    (To be reorganized as Equifax PS, Inc.)

                              COMBINED SCHEDULE II
                       Valuation and Qualifying Accounts
                                 (In thousands)

       Column A           Column B      Column C       Column D      Column E
       --------          ---------- ---------------- ------------- -------------
                         Balance at   Additions--    Uncollectible
                         Beginning  Charged to Costs  Accounts--    Balance at
       Description       of Period    and Expenses    Write-offs   End of Period
       -----------       ---------- ---------------- ------------- -------------
Trade Receivable
 Allowances
December 31, 1998.......   $  595       $ 1,658         $   658       $1,595
December 31, 1999.......    1,595         2,397           1,773        2,219
December 31, 2000.......    2,219         1,310           1,381        2,148
Allowances for Card
 transaction losses and
 Check claim losses (1)
December 31, 1998.......   $4,612       $80,029         $76,715       $7,926
December 31, 1999.......    7,926        86,104          88,650        5,380
December 31, 2000.......    5,380       104,758         107,434        2,704

--------
(1) Included in other current liabilities.

                       EQUIFAX PAYMENT SERVICES DIVISION

                    (To be reorganized as Equifax PS, Inc.)
          Introduction to the Pro Forma Combined Financial Statements
                                  (Unaudited)

   In October 2000, the Board of Directors of Equifax announced its intent to spin-off the Payment Services division, subject to certain conditions, into a separate publicly traded company with its own management and Board of Directors (the "Distribution"). This Distribution is expected to occur during the third quarter of 2001 and will be accomplished by transferring the assets, liabilities, and stock of the businesses that comprise the Payment Services division to Equifax PS, Inc. ("Equifax PS"), a recently formed holding company, and then distributing all of the shares of common stock of Equifax PS to Equifax's shareholders. Equifax shareholders will receive one share of Equifax
PS common stock for every      shares of Equifax common stock held as of the
date of distribution. After the Distribution, Equifax PS and Equifax will be two separate public companies. Equifax PS was incorporated on March 2, 2001 as a wholly-owned subsidiary of Equifax, and will not have any operations, assets, or liabilities until immediately prior to the Distribution.

   The following pro forma combined financial statements have been prepared as if the distribution had taken place on December 31, 2000 for the pro forma combined balance sheet and January 1, 2000 for the pro forma combined statement of income.

   The unaudited pro forma combined financial statements are not necessarily indicative of the results had the distribution occurred on the dates indicated or the expected financial position or results of operations in the future. The unaudited pro forma combined financial statements should be read in conjunction with the separate historical financial statements of the Company, including the notes to those statements contained elsewhere herein, and in conjunction with the related notes to these unaudited pro forma combined financial statements.

                       EQUIFAX PAYMENT SERVICES DIVISION
                    (To be reorganized as Equifax PS, Inc.)

                     PRO FORMA COMBINED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 2000
                                   Unaudited
                    (In thousands, except per share amounts)

                                                       Pro Forma     Pro Forma
                                           Historical Adjustments    Combined
                                           ---------- -----------    ---------
Revenues..................................  $778,562   $    --       $778,562
                                            --------   --------      --------
Operating expenses:
 Costs of services........................   535,751        --        535,751
 Selling, general and administrative......    95,652        --         95,652
                                            --------   --------      --------
                                             631,403        --        631,403
                                            --------   --------      --------
Operating income..........................   147,159        --        147,159
Other income (expense), net...............     1,309        --          1,309
Interest expense..........................    (1,301)   (16,750)(a)   (18,051)
                                            --------   --------      --------
Income before income taxes and minority
 interests................................   147,167    (16,750)      130,417
Provision for income taxes................   (57,609)     6,558 (b)   (51,051)
Minority interests in earnings, net of
 tax......................................    (1,096)       --         (1,096)
                                            --------   --------      --------
Net income................................  $ 88,462   $(10,192)     $ 78,270
                                            ========   ========      ========
Basic earnings per share..................  $          $             $
                                            ========   ========      ========
Basic weighted average shares
 outstanding..............................
                                            ========   ========      ========


   The accompanying notes are an integral part of these Pro Forma Combined Financial Statements.

                       EQUIFAX PAYMENT SERVICES DIVISION
                    (To be reorganized as Equifax PS, Inc.)

                        PRO FORMA COMBINED BALANCE SHEET

                               DECEMBER 31, 2000
                                   Unaudited
                                 (In thousands)

                                                        Pro Forma     Pro Forma
                                            Historical Adjustments    Combined
                                            ---------- -----------    ---------
ASSETS
Current assets:
 Cash and cash equivalents.................  $ 29,794   $     --      $ 29,794
 Trade accounts receivable, net of
  allowance for doubtful accounts
  of $2,148................................    99,472         --        99,472
 Settlement receivables....................    48,173         --        48,173
 Other receivables.........................     7,706         --         7,706
 Deferred income taxes.....................     4,827         --         4,827
 Other current assets......................     9,235         --         9,235
                                             --------   ---------     --------
  Total current assets.....................   199,207         --       199,207
 Property and equipment, net...............    32,806         --        32,806
 Intangibles, net..........................   184,612         --       184,612
 Other assets, net.........................    85,820         --        85,820
                                             --------   ---------     --------
  Total Assets.............................  $502,445   $     --      $502,445
                                             ========   =========     ========
LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities:
 Trade accounts payable....................    18,465         --        18,465
 Settlement payables.......................    77,213         --        77,213
 Notes payable.............................       549         --           549
 Accrued salaries and bonuses..............    11,871         --        11,871
 Income taxes payable......................     8,992         --         8,992
 Other current liabilities.................    43,161         --        43,161
                                             --------   ---------     --------
  Total current liabilities................   160,251         --       160,251
Deferred income taxes......................    11,390         --        11,390
Long-term debt.............................        --     250,000 (c)  250,000
Other long-term liabilities................     1,280         --         1,280
                                             --------   ---------     --------
  Total liabilities........................   172,921     250,000      422,921
                                             --------   ---------     --------
Minority interests.........................     5,906         --         5,906
                                             --------   ---------     --------
Shareholder's equity
 Common stock and paid-in capital..........       --      130,906 (c)  130,906
 Equifax equity investment.................   380,906    (380,906)(c)      --
 Cumulative translation adjustment.........   (57,288)        --       (57,288)
                                             --------   ---------     --------
  Total shareholder's equity...............   323,618    (250,000)      73,618
                                             --------   ---------     --------
Total Liabilities and Shareholder's
 Equity....................................  $502,445   $     --      $502,445
                                             ========   =========     ========

    The accompanying notes are an integral part of these Pro Forma Combined
                             Financial Statements.

                       EQUIFAX PAYMENT SERVICES DIVISION

                    (To be reorganized as Equifax PS, Inc.)
                Notes to Pro Forma Combined Financial Statements
                                  (Unaudited)

1. Pro Forma Combined Statement of Income Adjustments

   The following pro forma adjustments were made to the historical combined statement of income of the Company for the year ended December 31, 2000 to reflect the Distribution as if it had occurred on January 1, 2000.

  a. To reflect a full year's interest expense on the estimated $250 million of debt to be used to fund the cash payment to Equifax in conjunction with the Distribution. No Equifax corporate debt or related interest expense is included in the historical financial statements, as these amounts have not historically been allocated to the operating divisions by Equifax.

  b. To reflect the income tax benefit resulting from the increased interest expense using the Company's effective tax rate for the period.

2. Pro Forma Combined Balance Sheet Adjustment

   The following pro forma adjustment was made to the historical combined balance sheet of the Company as of December 31, 2000 to reflect the Distribution as if it had occurred on December 31, 2000.

  c. To reflect the capitalization of the Equifax equity investment and the estimated $250 million of debt to be used to fund the cash payment to Equifax in conjunction with the Distribution.